Exhibit 99.D

Description of

República Oriental del Uruguay

June 23, 2025

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2024.

THE ECONOMY

Role of the State in the Economy

The Economic Policies of the Orsi Administration

On June 2, 2025, the Orsi administration, which took office in March of 2025, submitted to Congress a draft bill containing the fiscal performance for fiscal year 2024 (the “2024 Rendición de Cuentas”).

As of June 1, 2025, the projected fiscal deficit of the central government for 2025, excluding interest income from the Social Security Trust Fund known as “Cincuentones Law” (Law No. 19,590), stood at 4.1% of GDP, higher than the passive fiscal projection for 2025 announced in February 2025 by the previous administration (3.0% of GDP). Including interest income from the Social Security Trust Fund, the projected fiscal deficit of the central government for 2025 stood at 4.0% of GDP. The increase in the projected fiscal deficit of the central government was mainly due to certain commitments assumed by the prior administration, including:

•	Expenditures associated with the commissioning of Child and Family Care Centers (“Centros de Atención a la Infancia y la Familia” or “CAIF”) inaugurated at the end of 2024;

•	The expansion of shelters for homeless implemented by the end of 2024, shifting from nighttime-only service to 24-hour operations, which resulted in additional expenditures throughout 2025;

•	The acquisition of two offshore patrol vessels, Tucano aircraft and multipurpose vehicles by the Ministry of National Defense;

•

An increase in payments related to the Construction, Rehabilitation, Maintenance and Financing Agreements (“Contratos de Construcción, Rehabilitación, Mantenimiento y Financiamiento” or “CREMAF”) and Public-Private Partnership (“PPP”) contracts;

•	Projected financial assistance to the Pension and Retirement Fund for University Professionals (“Caja de Jubilaciones y Pensiones de Profesionales Universitarios”);

•

Annual right-of-use payments related to the Central Railway project which began accruing in August 2024 but will be made during 2025 due to the resolution of a litigation between the government and the concessionaire of the Central Railway project, which led to a deferral in the payments due in 2024.

In response to the projected fiscal deficit for 2025, the government intends to conduct a gradual fiscal correction strategy that involves prioritizing key social expenditures, curbing general spending and fostering higher economic growth. On the revenue side, the strategy includes fiscal consolidation measures such as enhanced tax collection through higher collection efficiency and reduced evasion, as well as Uruguay’s incorporation into the OECD Global Minimum Tax framework. To reinvigorate economic activity, the government plans to stimulate private investment by improving the business climate, including greater efficiency in public administration through deregulation and reducing bureaucratic barriers. The government’s intention is to also strengthen the fiscal rule with the aim of enhancing its effectiveness and ensuring long-term fiscal sustainability. The overall objective is to bring the net debt-to-GDP ratio down to a prudent level over the medium term. For this purpose, the Government is expected to submit potential amendments to the fiscal institutional framework in the 2025-2030 Budget (as detailed below), to be presented to Congress by the end of August 2025.

The government’s net indebtedness, as outlined in the 2025 financial plan, is projected to be approximately US$3,199 million. The proposed legal net indebtedness ceiling included in the “2024 Rendición de Cuentas” draft bill is US$3,450 million.

Institutional Fiscal Changes: Strategic Guidelines

In 2020, Congress passed Law No. 19,889 which implemented a new fiscal rule based on: (i) an indicative target for the structural fiscal balance (i.e., the fiscal outcome adjusted for fiscal items impacted by economic cycle fluctuations and one-off or temporary spending and/or revenues) as a share of nominal GDP; (ii) an indicative target cap on real growth in primary expenditure, in line with estimated potential real GDP growth and (iii) a legally binding maximum level of annual net indebtedness measured in current dollars. A Fiscal Advisory Council and a Committee of Experts provide the projected GDP numbers and other macroeconomic assumptions underlying the calculation of potential output and the structural fiscal result and assess the overall implementation of the referred fiscal rule. See “—Fiscal Policy—2020-2024 Budget.”

The Orsi administration intends to implement changes to the fiscal rule set forth in Law No. 19,889, with the objective of enhancing its effectiveness and long-term sustainability. These reforms are intended to be aligned with international best practices while adapted to the specific characteristics of the Uruguayan economy. The proposed changes to the fiscal rule are:

•	Adjust the institutional design and methodological procedures, with the objective of resolving critical issues in the application of the fiscal rule, such as the use of outdated concepts and methods.

•

Anchor fiscal policy on the sustainability of net public debt, using prudent debt levels as a fiscal anchor to guide medium-term convergence. A prudent level of debt is defined as one that minimizes the risk of breaching thresholds that could undermine fiscal sustainability.

•	Design structural fiscal result targets and the net debt ceiling in alignment with the expected path toward prudent debt levels.

•

Use updated and rigorous methods to estimate key indicators, such as potential output and the output gap. These methodologies will be fully documented and made publicly accessible to enhance transparency and replicability. Criteria for identifying extraordinary revenues and expenditures will be defined with the aim to support public monitoring.

•

Review escape clauses related to the net indebtedness legal ceiling, including clarification of safeguard mechanisms and corrective actions in case of deviations from fiscal targets, in line with the Interamerican Development Bank’s taskforce recommendations.

•

Strengthen external fiscal oversight councils. The Fiscal Council, an advisory body to the Minister of Economy and Finance, will be granted greater autonomy, expanded responsibilities and enhanced technical capacity. The changes to the current framework also include a reinforced interaction of the Fiscal Council with the Committee of Experts through more frequent and substantive technical discussions.

The final design of the fiscal framework is expected to be included in the 2025-2030 Budget, which is expected to be submitted to Congress by August 31, 2025.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures in the first quarter of 2025, compared to the first quarter of 2024.

Change in GDP by Sector(1)

(volume variation from previous year)

January-March 2024/2025
Primary activities(2)	4.0%
Manufacturing	17.6%
Electricity, gas and wáter	(7.2)%
Construction	(1.5)%
Commerce, restaurants and hotels	2.3%
Transportation, storage, information and communications	(1.0)%
Financial services	5.0%
Professional activities and leasing	1.6%
Public administration activities	1.7%
Health, education, real estate and other services	1.9%

Total GDP	3.4%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP increased 3.4% in the three-month period ended March 31, 2025, compared to the same period in 2024. This increase in real GDP was mainly driven by the positive performance of the manufacturing sector, healthcare, education, real estate activities, other services, trade, and accommodation and food services. A contraction in the energy, gas and water supply sectors partially offset this expansion.

The primary sector increased by 4.0% in the first quarter of 2025 compared to the same period in 2024, primarily driven by higher rice production and livestock growth, which was associated with increased cattle slaughter for export and greater milk deliveries to industrial processing plants.

The 17.6% year-over-year increase in the manufacturing sector during that same period was primarily driven by the performance of oil refining activity, which experienced a significant growth following the shutdown of the state-owned refinery during the same period in 2024.

The energy, gas and water sector contracted by 7.2% in the first quarter of 2025 compared to the same period in 2024. This decline was driven by lower energy generation and a shift in the mode of generation, as the share of thermal energy increased while that of hydroelectric power decreased. Additionally, the period saw a reduction in energy exports and an increase in energy imports.

The construction sector declined by 1.5% year-over-year in the first quarter of 2025, due to reduced activity in energy infrastructure and roadworks, which was partially offset by increased dynamism in building construction.

The commerce, accommodation, and food and beverage supply sector grew 2.3% in the first quarter of the year, driven primarily by increased demand from non-resident tourists and, to a lesser extent, by household demand.

The transportation, storage, information and communications sector decreased by 1.0% in the three-month period ended March 31, 2025, compared to the same period in 2024, mainly driven by the decline in auxiliary transport services and also due to the decrease in information and telecommunications services associated with lower external demand.

The financial services sector grew by 5.0% in the three-month period ended March 31, 2025, compared to the same period in 2024, primarily as a result of financial intermediation, both in domestic and foreign currency.

The professional sector grew 1.6% in the first quarter of 2025 compared to the same period in 2024, mainly driven by administrative and professional activities.

The healthcare, education and real estate sectors expanded 1.9% year-on-year during the first quarter of 2025. This growth is primarily linked to the growth of educational services. The following table sets forth information regarding GDP and expenditures in the three-month period ended March 31, 2025, compared to the same period in 2024.

Change in GDP by Expenditure(1)

(volume variation from previous year)

January-March 2024/2025
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	4.3%
Private consumption	2.1%
Gross fixed investment	11.9%
Exports of goods and services	4.2%
Imports of goods and services	5.6%

Total GDP	3.4%

(1)	Preliminary data.

Source: Banco Central.

Final consumption grew by 2.5% in the first quarter of 2025, compared to the same period in 2024, driven by an expansion in both private consumption (2.1%) and government consumption (4.3%).

Gross fixed investment expanded by 11.9% year-on-year, driven by increased investment in fixed assets and a lower level of inventory deaccumulation.

Exports of goods and services increased by 4.2% during this period, driven by the rise in inbound tourism, particularly due to a higher number of visitors from Argentina. In addition, goods exports grew as a result of higher sales of meat, live cattle, pulp, and dairy products.

Imports of goods and services grew by 5.6% year-on-year, driven by increased imports of durable consumer goods and capital goods.

Evolution of the Monthly Economic Activity Indicator

In March 2025, the IMAE recorded a 4.3% increase in real economic activity compared to the same month in 2024, and a 0.5% decrease in seasonally adjusted terms compared to February 2025.

The IMAE is a composite indicator that summarizes the activity of the various sectors of the economy in a given month, measured at constant 2016 prices. Its calculation is based on multiple supply-side indicators, weighted according to the share of each economic activity in the GDP.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 59.5% in April 2025 compared to 58.3% in April 2024 and the unemployment rate stood at 8.0% in April 2025, decreasing one percentage point as compared to the same month in 2024.

Wages

For the 12-month period ended April 30, 2025, average real wages increased by 1.4% compared to a 4.1% increase for the 12-month period ended April 30, 2024.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended March 31, 2025 totaled US$10,431 million, compared to US$9,015 million for the 12-month period ended March 31, 2024. Merchandise imports totaled US$12,049 million for the 12-month period ended March 31, 2024, compared to US$11,459 million for the 12-month period ended March 31, 2024.

Merchandise trade for the 12-month period ended March 31, 2025, recorded a deficit of US$1,619 million, compared to a deficit of US$2,444 million for the 12-month period ended March 31, 2024.

Increase in U.S. Tariffs

The United States is the third most important destination of exports from Uruguay, accounting for approximately 8.0% of total exports (equivalent to US$1,200 million) in 2024. On April 2, 2025, the United States imposed a 10.0% tariff on Uruguayan exports, compared to a 6.0% average tariff paid by Uruguayan exporters in 2024. Therefore, Uruguay’s exposure to higher U.S. tariffs is comparatively limited, and the increase in effective tariffs is relatively small. Although Uruguay, and Latin America in general, have been relatively spared from punitive U.S. tariffs, recent increases in U.S. tariffs generally (as well as any future sudden changes in the United States’ tariff structure) could potentially lead to a large drawdown in global economic activity.

MONETARY POLICY AND INFLATION

Monetary Policy

The new members of the Central Bank’s Board of Directors assumed office between March and May 2025, reaffirming their strong commitment to the inflation-targeting regime, with the interest rate as the primary policy instrument and a freely floating exchange rate. The primary objective is to achieve the convergence of the inflation rate toward the 4.5% annual target (within a 3–6% tolerance range), and subsequently lower it to internationally aligned standards.

On May 27, 2025, the Monetary Policy Committee (“COPOM” for its acronym in Spanish) of the Central Bank kept the Monetary Policy Rate at 9.25% and indicated that 24-month inflation expectations declined to 5.5% from 5.8% in the latest analysts’ survey and to 5.3% from 6.1% in the traders’ survey. The COPOM also highlighted that core inflation remains relatively high and persistent, while reaffirming its commitment to maintaining a restrictive stance of monetary policy to bring inflation to converge towards the 4.5% policy target. Further, the COPOM seeks to reduce financial dollarization and develop local currency bond and capital markets.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI

(% change from previous year at period end)

CPI
For the 12 months ended May 31, 2025	5.05%

Source: National Institute of Statistics.

CPI has experienced a significant decline in the 12 month period ended May 31, 2025, reaching 5.05%, marking a milestone 24-month streak (an entire monetary policy horizon) within the Central Bank’s 3%-6% tolerance range. It is the longest period since the implementation of the inflation targeting regime in 2005.

The BCU conducts a monthly inflation expectations survey to capture inflationary expectations for the most relevant horizon in the current monetary policy design. To this end, institutions and independent professionals considered opinion leaders in the field are surveyed. For May 2025, the expected inflation for analysts over the next 12 months was 5.50%, with the same value projected for the 24-month horizon. This represents a reduction of 0.4 percentage points compared to February 2025 and places inflation expectations at their lowest recorded levels.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 3.2% and 3.3% in April 2025 and April 2024, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 7.5% and 7.9% in April 2025 and April 2024, respectively.

The following table shows the value in pesos of the UI (Unidades Indexadas) as of May 31, 2025.

UI
Value in pesos as of May 31, 2025	Ps. 6.3577

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP (Unidades Previsionales) as of May 31, 2025.

UP
Value in pesos as of May 31, 2025	Ps. 1.69538

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended May 31, 2025	44.728	38.786	41.809	41.596

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

During the five-month period ended May 31, 2025, the peso appreciated 5.4% against the U.S. dollar.

PUBLIC SECTOR FINANCES

Fiscal Outcomes

In the 12-month period ended April 30, 2025, Uruguay’s overall public sector deficit represented approximately 3.7% of GDP (based on preliminary nominal GDP data), compared to an overall public sector deficit of 4.0% of GDP in the 12-month period ended April 30, 2024. The Ministry of Economy and Finance announced that starting in April 2025, fiscal results will no longer be presented excluding interest income from the Social Security Trust Fund known as “Cincuentones Law” (Law No. 19,590), as such income is now considered a key component of the income of such trust fund. Notwithstanding the foregoing, the MEF intends to continue publishing disaggregated information to allow for the evaluation of the specific impacts of the Cincuentones Law.

In the twelve-month period ended April 30, 2025, the Central Government – Banco de Previsión Social (“central government-BPS”) result stood at (3.1)% of GDP, remaining unchanged from the twelve-month period ending in March 31, 2025.

Central government-BPS revenues remained stable at 27.3% of GDP and primary expenditures of the central government-BPS stood at 28% of GDP in the twelve-month period ended April 30, 2025, unchanged from the figure recorded in March of the same year. Interest payments by the CG–SSB amounted to 2.4% of GDP.

PUBLIC SECTOR DEBT

Central Government Flow of Funds

The following table reflects the central government’s uses and sources of funds for 2024 and projected for 2025, as presented in the 2024 Rendición de Cuentas.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	2024		Budgeted for 2025
Financing Needs	US$	5,699	US$	6,041
Primary Deficit(1)		609		1,181
Interest Payments(2)		2,099		2,116
Amortizations of Bonds and Loans(3)		2,745		2,704
Accumulation of Financial Assets		245		39
Funding Sources		5,699		6,041
Loan Disbursements from Multilaterals and Financials Institutions		844		506
Total Issuance of Market Debt(4)		4,797		5,436
Others (net) (5)		59		99

(1)	Excludes extraordinary transfers to the Social Security Trust Fund.
(2)	Includes interest payments to the Social Security Trust Fund on its holdings of central government debt
(3)	Includes the obligations coming due on a contractual basis and bonds repurchased and early redeemed through liability management operations.
(4)	Includes bonds issued domestically and in international markets.
(5)

Captures the net effect of financing operations that do not have an impact on gross debt statistics; valuation effects from bond issuance prices above or below par; and financial sources of cash increases for the Treasury that do not entail a government revenue in fiscal statistics.

Source: Ministry of Economy and Finance.

Between January 1 and May 31, 2025, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI and in nominal pesos) for a total principal nominal amount equivalent to US$859 million. Over this same period, the central government received disbursements on loans in foreign currency from multilateral banks in the amount of approximately US$17 million.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Green Hydrogen Project

In February 2025, the Departmental Council of Paysandú approved the recategorization of the land on which HIF Paysandú e-Fuels (“HIF Paysandú”) will locate its facility (the “HIF Facility”). The approval of the land’s recategorization is a preliminary step before the environmental impact assessment process, which establishes numerous environmental commitments to be fulfilled by HIF Paysandú, including the creation of a reserve through an ecological easement and compliance with certain criteria for the environmental management of the HIF Facility. The initiative encompasses an area of 163 hectares, which will be designated as a natural reserve managed by HIF Paysandú in accordance with the standards of the National System of Protected Areas and will involve a private foreign direct investment, estimated at around US$6 billion. The HIF Facility is expected to produce 700,000 tons of e-fuels per year. According to HIF Paysandú, this production could reduce annual CO2 emissions by 1 million tons. See “—The Economy—Role of the State in the Economy.”

Environmental Policies

Uruguay submitted its first biannual transparency report (the “BTR”) to the United Nations Framework Convention on Climate Change (“UNFCCC”) by the December 31, 2024 deadline. This report is a key part of the Enhanced Transparency Framework (the “ETF”) under the Paris Agreement, which aims to improve the quality of country reporting on climate action and institutional support. The BTR includes information on national greenhouse gas inventories, progress towards Nationally Determined Contributions (as defined below), policies and measures, climate change impacts and adaptation, and financial, technology, and capacity-building support.

This submission reaffirms the Republic’s commitment to the Paris Agreement and its ongoing climate action efforts. The First Transparency Report was prepared in accordance with UNFCCC guidelines and is fully aligned with the requirements of the Enhanced Transparency Framework under the Paris Agreement.

The BTR contains essential information for tracking Uruguay’s progress in implementing and achieving its Nationally Determined Contributions (“NDC”). It also outlines the financial, technological and capacity-building support that the Republic has requested and received. Additionally, the BTR provides detailed information on the impact of climate change in Uruguay, including risks, vulnerabilities, adaptation priorities, strategies, plans, actions taken and progress achieved to date.

On May 30, 2025, Uruguay published, through the Ministry of Economy and Finance’s website, the third annual SSLB Annual Report (as defined further below) through 2023, which (i) summarizes the evolution of the KPI related to aggregate greenhouse gas (“GHG”) emissions intensity (expressed in CO2eq per real GDP unit) (“KPI-1”), and (ii) presents quantitative and qualitative information on the preservation of Uruguay’s native forest area (“KPI-2”).

As detailed in such report, by 2023 Uruguay achieved a 46% reduction in the intensity of aggregate gross GHG emissions per real GDP unit, compared to 1990 levels. Compared to 2022, KPI-1 remained at the same level mainly due to the combined effect of (i) a rise in absolute gross GHG emissions of 1.3% in 2023 compared to 2022, and (ii) a moderate increase in real GDP of 0.7% over the same period. A substantial part of the increase in gross GHG emissions in 2023 was due to higher estimated nitrous oxide (N2O) emissions tied to the use of synthetic nitrogen fertilizers in agricultural production, which was not completely offset by the decrease in CO2 emissions associated with lower consumption of fossil fuels in ground transportation and electricity generation.

While the next value of the KPI-2 (with data as of 2025) is due to be reported in May 2027, the third annual SSLB Report provides updated information on actions undertaken over the last two years for the conservation and promotion of the regeneration of the native forest in Uruguay. In that sense, Uruguay has continued its efforts to strengthen the institutional framework and implement effective measures to ensure the conservation and sustainable management of native forest ecosystems, in a context of increasing pressures from land use change, climate variability and invasive species.

Furthermore, the United Nations Development Program (“UNDP”) published its Third External Verification Report, which evaluates the evolution of KPI-1 through 2023. The UNDP report concludes that the reported values for KPI-1 comply with the methodologies and best practices outlined in the 2006 Intergovernmental Panel on Climate Change (“IPCC”) guidelines.

INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay” or the “Republic”) and references to the “central government” are to the central government of Uruguay (which includes government agencies, such as the Banco de Previsión Social (“BPS”) and other subdivisions and excludes financial and nonfinancial public sector institutions). All references in this document to (i) the Uruguayan “public sector” includes the central government, Banco Central, public enterprises, local governments and other public sector entities, and (ii) the “overall public sector” are to the central government and financial and nonfinancial public sector enterprises, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario, local governments and other public sector entities.

The terms set forth below have the following meanings in this document:

•

Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2016 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in December 2020) to eliminate distortions introduced by changes in relative prices and the base year.

•

Imports are calculated based upon (1) for purposes of foreign trade in the “Recent Developments—Foreign Merchandise Trade” section, statistics reported to Uruguayan customs upon entry of goods into Uruguay (excluding imports from free trade zones) on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of “Balance of Payments” and the “Foreign Merchandise Trade” sections, statistics collected on a free on board basis (including imports from free trade zones) at a given departure location (referred to as FOB basis).

•

Exports are calculated based upon (1) for purposes of foreign trade in the “Recent Developments—Foreign Merchandise Trade” section, statistics reported to Uruguayan customs upon departure of goods from Uruguay (excluding exports from free trade zones) on a free on board, or FOB, basis and (2) for purposes of “Balance of Payments” and in the “Foreign Merchandise Trade” sections, statistics collected on a FOB basis (including exports from free trade zones).

•

The rate of inflation is measured by the December-to-December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all.

References herein to “UIs” are to Unidades Indexadas. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadística or “INE”) as provided and published monthly in advance for each day from the 6th day of each month to the 5th day of the following month by INE and Banco Central del Uruguay. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation.

References herein to “UPs” are to Unidades Previsionales. UPs are wage-indexed monetary units. The UP is calculated by the INE as provided and published monthly in advance for each day of the month. The UP changes on a daily basis to reflect changes in the nominal wages index (Indice Medio de Salarios Nominales), which is measured by the INE. The UP for each day is set in advance based on changes in previous months’ nominal wage changes.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends on December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central, the Ministry of Economy and Finance, and the Uruguay National Institute of Statistics, and audited by the Tribunal de Cuentas (audit court). Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain information and data contained herein for 2020, 2021, 2022, 2023 and 2024 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016, which implied a GDP increase in nominal terms compared to prior measurements.

SUMMARY

(in millions of US$, except as otherwise indicated)

2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	53,559	US$	60,741	US$	70,600	US$	77,997	US$	80,961
Real GDP (in millions of constant 2016 pesos)(2)	Ps.	1,652,054	Ps.	1,748,604	Ps.	1,827,050	Ps.	1,840,609	Ps.	1,897,820
% change from prior year	(7.4)%	5.8%	4.5%	0.7%	3.1%
Consumer price index or CPI (annual rate of change)	9.4%	8.0%	8.3%	5.1%	5.5%
Wholesale price index or WPI (annual rate of change)	3.6%	20.7%	(1.9)%	(2.3)%	11.3%
Unemployment rate (annual average)(3)	10.4%	9.3%	7.9%	8.3%	8.2%
Balance of payments(4)
Trade balance (merchandise)	2,257.0	4,729.8	4,236.4	2,215.0	3,469.1
Current account	(343.5)	(1,478.1)	(2,675.1)	(2,640.0)	(821.4)
Capital account	53.9	(30.0)	2.8	7.9	2.5
Financial account	526.4	(187.6)	(2,575.7)	(1,998.3)	414.6
Errors and omissions(5)	815.9	1,320.5	96.6	633.9	1,233.4
Change in Banco Central international reserve assets (period end)(6)	1,629.8	843.4	(1,578.2)	847.9	1,156.0
Banco Central international reserve assets (period end)(7)	16,217	(9)	16,953	(10)	15,144	(11)	16,254	(12)	17,374	(12)
PUBLIC FINANCE
Non-Monetary Public Sector Revenues	15,004	16,600	19,309	21,392	3,439
Non-Monetary Public Sector Primary Expenditures	16,176	17,122	19,775	22,140	24,308
Public Sector Primary Balance	(1,130)	(411)	(397)	(814)	(820)
Public Sector Overall Balance (surplus/(deficit))	(2,762)	(2,158)	(2,261)	(2,911)	(3,397)
PUBLIC DEBT
Total public sector debt
Debt with non-residents(13)	20,759	21,856	22,410	24,151	24,318
Debt with residents	19,164	20,540	25,386	29,286	30,294
Total	39,923	42,396	47,796	53,437	54,613
As a % of GDP	74.4%	69.8%	67.7%	68.5%	67.5%
Total public sector external debt service
Amortizations	2,315	1,495	3,379	1,192	2,307
Interest payments	923	950	947	1,141	1,336
Total	3,238	2,444	4,325	2,333	3,643
As a % of exports of goods and services	23.0%	12.2%	18.4%	10.6%	15.6%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as a percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	Only records variations due to transactions (and not variations due to reevaluations or other variations such as accounting write-offs and cancellations, among others).
(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2020, 2021, 2022, 2023 and 2024.
(8)	This amount includes US$6,012 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,691 million of public sector financial institutions, with Banco Central.
(9)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,920 million of public sector financial institutions, with Banco Central.
(10)	This amount includes US$7,126 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,254 million of public sector financial institutions, with Banco Central.
(11)	This amount includes US$6,726 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,469 million of public sector financial institutions, with Banco Central.
(12)	This amount includes US$6,582 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,390 million of public sector financial institutions, with Banco Central.
(13)	Excludes interest on non-resident banking deposits.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2023 national census, Uruguay has a population of approximately 3.4 million people, of which 48% are men and 52% are women. The estimated intercensal growth rate between 2011 and 2023 is 1%, representing a 0.08% annual population growth and a decrease in the growth rate. Moreover, according to the 2023 national census data, Uruguay’s population is distributed as follows: 18% are aged 0-14, 28% are aged 15-34, 38% are aged 35-64, and 16% are aged 65 or older.

Uruguay is considered a high-income country by the World Bank. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2022, unless otherwise indicated.

	Uruguay		Brazil		Chile		Mexico		United States
GNI per capita(1)	US$	19,700	US$	9,280	US$	15,800	US$	11,980	US$	80,450
PPP GNI per capita(2)	US$	31,980	US$	20,470	US$	31,130	US$	24,170	US$	82,340
Life expectancy at birth(3)		78		76		81		75		78
Adult literacy rate(4)(5)		98.8%		94.7%		97.2%		95.2%		n.a.
Infant mortality per 1000 live births(6)		6		13		6		11		6

(1)	World Bank Atlas method, 2023 data.
(2)	Current US$, adjusted for purchasing power parity.
(3)	In years. 2022 data.
(4)	Percentage of people ages 15 and older.
(5)	Uruguay’s data corresponds to 2019, Mexico’s to 2020, and Brazil’s and Chile’s to 2022. The ECLAC does not prepare statistics on the United States’ adult literacy rate.
(6)	World Bank Atlas method, 2023 data.

n.a. = not available.

Source: The World Bank - World Development Indicators database and ECLAC.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over several public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and congressional elections. In addition to these three main political parties, other smaller political parties occupy Uruguay’s political field, such as (i) the Partido Independiente, which split from the Frente Amplio before the 1989 elections, (ii) the Cabildo Abierto, a party founded in 2019, and (iii) Identidad Soberana, founded in 2022.

Presidential elections were held on October 27, 2024. Mr. Yamandú Orsi, from Frente Amplio, received 43.9% of the votes cast, followed by Mr. Álvaro Delgado, from Partido Nacional, who received 26.8% of the votes cast. Based on those results, Mr. Orsi and Mr. Delgado participated in the runoff election on November 24, 2024, with Mr. Orsi from the Frente Amplio party winning with 49.8% of the votes cast. Mr. Orsi took office on March 1, 2025.

Congressional elections were also held on October 27, 2024, in which the Frente Amplio party obtained the majority of seats in the Senate. The congressional representation of each of the parties elected for the 2025-2030 term is as follows:

Senate and Chamber of Deputies

	Senate		Chamber of Deputies
Political Party	Seats	%	Seats	%
Frente Amplio	17	54.8%	48	48.5%
Partido Nacional	9	29.0%	29	29.3%
Partido Colorado	5	16.1%	17	17.2%
Cabildo Abierto	—	—	2	2.0%
Identidad Soberana	—	—	2	2.0%
Partido Independiente	—	—	1	1.0%

Total (1)	31	100.0%	99	100.0%

(1)	The Vice President, currently Mrs. Carolina Cosse, from Frente Amplio, occupies the thirty-first seat in the Senate.

The Orsi administration has the following goals of economic policy:

•

reaching an inclusive and sustainable level of economic growth, supported by a steady development of Uruguay’s productive capacity, productivity and competitiveness, aimed at increasing potential GDP growth rates;

•	formulating strategies in response to climate change and developing a national water sanitation plan;

•	expanding and improving the production of meat, rice, soybeans, timber and pulp;

•	promoting employment and income distribution;

•	improving internal public security;

•

improving foreign trade and services integration to the rest of the world, so as to optimize comparative advantages between countries and, thus, promote growth and employment. This strategy includes strengthening Mercosur agreements; and

•	improving the governance of public companies.

The next presidential and congressional elections in Uruguay are scheduled for October 2029.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 172 countries and is a member of 105 international organizations, including:

•	the United Nations (UN) (founding member), including many of its specialized agencies;

•	the Organization of American States (OAS);

•	the World Trade Organization (WTO);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development or the World Bank (IBRD);

•	the International Finance Corporation (IFC);

•	the Multilateral Investment Guaranty Agency (MIGA);

•	the International Centre for Settlement of Investment Disputes (ICSID);

•	the Latin American Reserve Fund (FLAR);

•	the Inter-American Development Bank (IDB);

•	the Inter-American Investment Corporation (IIC);

•	the Financial Fund for the Development of the Countries of the River Plate Basin (FONPLATA);

•	the Corporación Andina de Fomento (CAF); and

•	the Asian Infrastructure Investment Bank (AIIB).

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country of the Latin American Free Trade Association (ALALC), created in 1960, and later of its successor, the Latin American Integration Association (ALADI), a regional external trade association created in 1980, that includes ten South American countries in addition to Mexico, Cuba and Panamá.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Asunción Treaty. Under the Asunción Treaty, these four countries originally pledged:

(1) to create a full common market in goods, services and factors of production –commonly known as “Mercosur”– by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2) to establish common external tariffs for trade with non-members.

The implementation of a common external tariff and a common nomenclature, intended to transform the region into a customs union, began on January 1, 1995. The convergence regime to the common external tariff regime ended on January 1, 2001. However, it was also agreed that each member country would be entitled to make different exceptions to the common external tariff for a transitional period. This transition period has been extended, on successive occasions, the last extension being in December 2021, when some of such transitional periods were extended until 2028 and others until 2030. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone

1996	1997	Bolivia	Free trade zone

2004	2005	Colombia, Ecuador and Venezuela	Free trade zone

2005	2006	Peru	Free trade zone

2006	2008	Cuba	Preferential tariff Agreement

2007	2009	Israel	Free trade zone

2004	2009	India	Preferential tariff Agreement

2008	2016	Southern African Customs Union (“SACU”)	Preferential tariff Agreement

2010	2017	Egypt	Free trade zone

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade. Negotiations have been taking place since then, with some periods in which negotiations were suspended. It is expected that the agreement will, over time, eliminate duties on 92% of Mercosur goods exported to the European Union (including exports of meat, grains and leather) and 91% of goods that the European Union companies export to Mercosur (including certain exports of cars, car parts, machinery, chemicals, clothing, pharmaceuticals, leather shoes, textiles, and certain food and drinks). As of the date of this annual report, the trading blocs are negotiating the agreement, focusing their discussions on the pillars of sustainable development (i.e., economic, social and environmental pillars) to strengthen the relationship between both regions.

Mercosur also initiated negotiations for the establishment of a free trade zone with the European Free Trade Association (“EFTA”). In January 2017, representatives of Mercosur and EFTA announced the commencement of negotiations in the World Economic Forum’s Annual Meeting in Davos. In February 2017, Mercosur and EFTA approved the agenda and structure of the negotiations and have held ten negotiation rounds since then. As of the date of this annual report, the parties are negotiating a few remaining points prior to signing the agreement.

In 2018, Mercosur also began negotiations for comprehensive free trade agreements with Canada (March) and Korea (September). In 2019, Mercosur began negotiations for a free trade agreement with Lebanon.

On July 20, 2022, Mercosur concluded negotiations for a commercial agreement with Singapore, which was signed in December 2023, marking Mercosur’s inaugural agreement with a Southeast Asian nation. As of the date of this annual report, the commercial agreement has not entered into force.

Mercosur and the United States, which had suspended negotiations in 2004, sought to resume negotiations relating to the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations revealed important differences between the parties, and there can be no assurance that an agreement will be reached as originally contemplated.

In furtherance of negotiations with third parties, the Mercosur members entered into agreements among themselves concerning the following areas: government procurement (2017), trade facilitation (2019), geographical indications (2019) and electronic commerce (2021).

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the member states that to date have not resulted in the convergence of the national economies, a stated objective pursued. Recurrent economic and financial volatility in Argentina, and its long-lasting effects, have adversely affected trade within Mercosur and with non- Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Asunción Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states.

Uruguay continues to support the long-term objectives contemplated in the Asunción Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium-term with a broader global reach.

On December 1, 2022, Uruguay submitted a formal request to enter to the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). The CPTPP is a free trade agreement (FTA) between Australia, Brunei Darussalam, Canada, Chile, Japan, Malaysia, Mexico, Peru, New Zealand, Singapore and Vietnam. The Asia-Pacific is now the world’s leading region of economic growth and the CPTPP also has disciplines aligned with the best international practices in terms of transparency and open markets.

Uruguay has entered into bilateral treaties related to trade and investment, including the following:

Year Signed	Year Effective	Country/Economic Region	Descriptions of Agreement
2003	2004	United Mexican States	Free Trade Agreement

2004	2007	Iran	Bilateral Trade Framework Agreement

2005	2006	United States of America	Bilateral Investment Promotion Treaty

2007	2007	United States of America	Trade and Investment Framework Agreement

2008	2011	United States of America	Cooperation Agreement in Science and Technology

2008	—	India	Bilateral Investment Treaty

2008	2009	Venezuela	Economic Cooperation Agreement

2009	2011	South Korea	Bilateral Investment Treaty

2009	2012	Chile	Public Procurement Agreement

2009	2012	Vietnam	Bilateral Investment Treaty

2009	2012	Czech Republic	Bilateral Investment Treaty

2010	2012	Chile	Bilateral Investment Treaty

2015	2017	Japan	Bilateral Investment Treaty

2016	2018	Chile	Free Trade Agreement

2018	2021	United Arab Emirates	Bilateral Investment Treaty

2019	2022	Australia	Bilateral Investment Treaty

2022	—	Turkey	Bilateral Investment Promotion Treaty

Since 2017, Uruguay has entered into bilateral agreements with China under the Belt and Road Initiative (the “BRI”), a global development strategy adopted by the Chinese involving infrastructure development and investments in nearly 70 countries and international organizations in Asia, Europe, and Africa. During 2019, representatives from Uruguay and the Chinese National Development and Reform Commission held meetings to discuss projects under the BRI. In September 2021, work began on a joint feasibility study on a China-Uruguay Free Trade Agreement (“FTA”), which ended on July 13, 2022, with favorable results, in the opinion of the government, in order to progress with the negotiation of said FTA.

In late 2023, during a presidential visit from Uruguay to China, both parties agreed to elevate the status of their bilateral relations from a Strategic Partnership to a Comprehensive Strategic Partnership. Over 20 agreements were signed between the two countries at that time. In addition, both countries reaffirmed their commitment to advancing the establishment of a free trade association and to fostering dialogue on free trade between Mercosur and China. Finally, in December 2024, Uruguay and China agreed to update the Investment Promotion and Protection Agreement, effective since 1997, and began bilateral negotiations aimed at modernizing the agreement language based on recent trends.

On June 9, 2022, the Ministers of Foreign Affairs of Uruguay and Brazil signed a protocol for the total and immediate tax relief for certain intra-zone trade products manufactured in free trade zones.

Since 2024, the government has been in negotiations with India regarding a bilateral investment agreement.

In March 2025, the governments of Uruguay and Canada agreed to begin negotiations to modernize the Bilateral Investment Agreement (“FIPA”) effective since 1999.

Other bilateral promotion and reciprocal protection investment treaties are currently being negotiated with Qatar and Saudi Arabia.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Uruguay pursues sustainable development, by aiming to achieve economic growth while conserving the environment and improving social well-being. From an environmental perspective, Uruguay has historically been focused on the transition to clean energy, natural capital conservation, mitigating greenhouse emissions and making the economy more climate-resilient. The country has strong Environmental, Social and Governance (“ESG”) credentials among emerging market countries, mainly due to Uruguay’s environmental initiatives, the reduction of carbon intensity of both energy generation and livestock management as well as protection of biodiversity and natural ecosystems over the last three decades, strong indicators regarding poverty eradication, gender equality, social protection, and institutional stability.

Environmental Matters

Greenhouse Gas Emissions

Since the 1990s, Uruguay has implemented national policies to reduce the intensity of GHG emissions in its economy by decoupling economic growth from carbon emissions. Uruguay is currently one of the leading countries in terms of sustainable electricity production according to the World Economic Forum. In other key economic sectors, like beef production, public policies coupled with strong public and private investments and technological changes have reduced the intensity of GHG emissions as a percentage of GDP.

To contribute to the implementation of a sustainable development model that is resilient and low-carbon, Uruguay deployed a very ambitious set of early actions and transformed its energy matrix by increasing and diversifying its renewable sources of electricity generation. Between 2018 and 2022, on average, 91% of total electricity generation was derived from renewable sources (approximately 17% biomass, 39% hydroelectric, 32% wind energy and 3% solar energy) and the remaining 9% from fossil sources. Since 2006, biomass has progressively increased its relevance in the energy matrix and became the main renewable source of electricity generation in 2023.

The government has contributed to the reduction of the nation’s GHG emissions by granting tax benefits to low-carbon and carbon-capturing productive investments, such as in forestry and in renewable energy projects under an investment promotion regime. Likewise, in the beef cattle, dairy and rice production sectors, public policies accompanied by strong investments and technological changes have allowed an increase in productivity and a reduction in the intensity of GHG emissions per product unit, in furtherance of Uruguay’s international commitments under the Paris Agreement.

Forestry and Land Use

The protection of natural ecosystems, in particular the prevention of deforestation, has been a key part of the Republic’s environmental strategy. Between 2012 and 2024, Uruguay had a net-zero deforestation of its native forest. Living biomass carbon stocks in Uruguay’s forests have also been maintained over the years, preventing CO2 emissions from deforestation processes. In addition, preserving native forests has contributed to the protection of water resources, and to reverse environmental degradation. These achievements are mainly a result of regulations that ban native forest logging, as well as tax exemption incentives provided to registered areas with native forests. Uruguay has a long history in legislation and regulation that provides forests the necessary norms to achieve the conservation.

Forest registration continues to be a cornerstone of Uruguay’s native forest conservation policy. During 2024, the Directorate General Forestry (“Dirección General Forestal” or “DGF”) recorded 60 new forest registrations. A record number of 101 management plans were also submitted, indicating increased engagement from landowners.

Over the last three years, the government has enhanced its regulatory framework of incentives and enforcement of penalties to promote the management and conservation of native forests, combined with ongoing investments in monitoring, restoration, data transparency and communications. In 2023, the conditions for accessing tax exemptions granted to family farmers with native forest areas on their land were modified, with the objective of continuing to contribute to the conservation and valorization of the ecosystem.

The DGF enhanced its monitoring and enforcement mechanisms in 2024 by conducting 141 inspections (compared to 127 inspections in 2023), including 54 triggered by satellite alerts or public reports. Additionally, 40 complaints were submitted through various channels, marking the highest annual figure to date. Following investigations, 38 illegal activities were confirmed, impacting 192 hectares of native forest. While certain interventions such as selective logging or clearing for fencing or forest health are allowed under approved plans, only 0.08% of the total mapped native forest area (approximately 678 hectares) was affected by any kind of intervention in 2024. This minimal proportion suggests no significant loss in native forest coverage, particularly considering ongoing natural regeneration processes.

Sovereign Sustainable finance

In September 2022, the Republic published its Sovereign Sustainability-Linked Bond Framework (such bond, the “SSLB” and such framework, the “SSLB Framework”). The SSLB Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by an independent ratings and analytics firm. Such firm has indicated in a report delivered to Uruguay that the SSLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020. Subsequently, in October 2022, Uruguay issued a US$1.5 billion 5.750% Sustainability-linked Bond maturing in 2034. Through a step-up/step-down interest rate structure, the SSLB directly links its financial characteristics to the achievement of, or failure to achieve, climate and nature conservation performance targets, aligned with Uruguay’s Paris Agreement commitments. In particular, a failure to meet Uruguay’s first NDC targets by 2025 will trigger a nominal step-up of 15 basis points per SPT to the SSLB coupon and an over-performance of the country’s NDC targets by 2025 will trigger a nominal step-down of 15 basis points of the SSLB coupon per SPT. Through the utilization of this symmetric pricing structure, Uruguay aligns its national financial strategy with its sustainability efforts. In April 2024, Uruguay successfully reopened the SSLB for an additional US$700 million, maintaining its original financial and sustainability-linked structure.

Uruguay’s SSLB Framework describes Uruguay’s sustainability strategy and policy priorities and sets out goals with respect to two KPIs: (i) KPI-1, which relates to aggregate GHG emissions intensity (expressed in CO2eq per real GDP unit), and (ii) KPI-2, which relates to preservation of Uruguay’s native forest area. Each key performance indicator has a related SPT, which includes events that must be achieved by certain date or dates. The SPT for KPI-1 comprises two goals: (i) achieving a reduction of at least 50% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by 2025 (the “Observation Year”) compared to 1990 (“SPT-1.1”), and (ii) achieving a reduction of more than 52% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by the Observation Year compared to 1990 (“SPT-1.2”). The sustainability performance target for KPI-2 also comprises two events: (i) maintaining at least 100% of the native forest area (the “Native Forest Area”) covering Uruguay’s territory by the Observation Year compared to 2012 (“SPT-2.1”), and (ii) achieving an increase of more than 3% in the Native Forest Area by the Observation Year compared to 2012 (“SPT-2.2”).

The SPTs are aligned with Uruguay’s NDC” under the Paris Agreement. Further, the methodologies used to calculate the performance of KPI-1 will be consistent with the methodologies employed by Uruguay to report NDC progress data to the United Nations. KPI-1 aggregates the three main GHG (CO2, CH4 and N2O) and the main sectors contributing emissions for each GHG, as defined in Uruguay’s 2017 NDC. The data to measure the evolution of the aggregate gross GHG emissions will be generated by a working group that is also in charge of estimating, monitoring and reporting the National Green House Gases Inventory (the “NGHGI”), within the framework of Uruguay’s National Response System to Climate Change and Variability (the “SNRCC” and such working group, the “NGHGI Working Group”). The NGHGI Working Group will provide an estimate of the quantities of gross GHG emitted in Uruguay, following the 2006 IPCC Guidelines or subsequent version or refinement of such guidelines as agreed by the Conference of the Parties serving as the meeting of the parties to the Paris Agreement (the “CMA”), as well as methods developed by Uruguay consistent with such guidance. Based on the generated data, the NGHGI Working Group will prepare a report annually (each such report, an “Annual Emissions Report”).

Regarding KPI-2, the data is collected by the General Forestry Directorate of Uruguay’s Ministry of Livestock, Agriculture and Fisheries (the “GFD”), which conducts a satellite-imaging mapping of Uruguay’s Native Forest Area corresponding to the years 2021, 2025, 2029 and 2033. Such mapping is based on the application of remote-sensing techniques, following the methodologies outlined in the 2006 IPCC Guidelines and the guidelines published in 2003 by the IPCC on good practice for land use, land-use change and forestry (the “2003 IPCC Good Practice Guidance”). For the years for which no satellite-mapping will be conducted, the GFD will provide an interim update on the actions, policies, regulations and/or changes in the normative framework destined to the promotion and conservation of the Native Forest. Based on the generated data and interim updates, the GFD will prepare a report annually (each such report, a “Native Forest Report”).

Following the preparation of the Annual Emissions Report and Native Forest Report, the Programming, Monitoring, Reporting and Verification group within the framework of Uruguay’s National Response System to Climate Change and Variability (the “pMRV Working Group”) will calculate (i) KPI-1, using the information in the Annual Emissions Report and real GDP data provided by the Ministry of Economy and Finance based on national accounts data published by the BCU and comparing it to the aggregate gross GHG emissions per real GDP unit by 1990, and (ii) KPI-2, using the information in the most recent Native Forest Report and comparing to the existing 849,960 hectares of Native Forest Area as of 2012, in each case, for the relevant year, and produce a report including such calculations (each such report, a “KPIs Report”).

In addition, the methodologies employed to prepare the Annual Emissions Reports, Native Forest Reports and KPIs Reports will be verified by the UNDP based on information provided by Uruguay. UNDP will not assume any responsibility arising from or related to the impact that its review may have on the terms and conditions of any bonds issued pursuant to the SSLB Framework.

Pursuant to the SSLB Framework, Uruguay has committed to publish on the Ministry of Economy and Finance’s website, by May 31 of each year, a report summarizing the information contained in the most recent KPIs Report (each such report, an “SSLB Annual Report”), which will be prepared by an inter-ministerial working group (the “SSLB Working Group”). In particular, each SSLB Annual Report will contain a qualitative and/or quantitative explanation of the main factors driving the evolution of the KPIs during the year before the immediately prior year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date); provided, however, that with regards to KPI-2, only the SSLB Annual Reports to be published by May 31, 2023, 2027, 2031 and 2035 will describe the evolution of such KPI, as such years correspond to the publication of information for the years 2021, 2025, 2029 and 2033, which are the years for which the GFD will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area.

The result of the external verifications will be included in an annual report (each such report, an “External Verification Report”) to be published by UNDP on or about May 31 of the year following the immediately following year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date). In line with the above description, only the External Verification Reports to be published on May 31, 2023, 2027, 2031 and 2035 will include a verification of the process for calculating KPI-2.

In particular, Uruguay’s intention to publish annual, externally verified GHG data with a lag of approximately one year and five months from the end of the observation year enhances the current reporting and peer-reviewed verification process applicable to Uruguay as established under the requirements of the UNFCCC, which require –for non-Annex 1 countries such as Uruguay– biannual reporting and generally involves a total lag of 3.5 years between the end of the observation year and when the final reported and verified data is available.

In the legal documentation of any bond issued pursuant to the SSLB Framework, Uruguay will provide for contingent financial implications, such as changes in the interest rates, depending on whether Uruguay exceeds, meets, or fails to meet, the applicable event or events included in the sustainability performance targets or if it fails to comply with reporting and verification obligations. Uruguay expects to publish the information about its performance on the key performance indicators and related verification on the Ministry of Economy and Finance’s website.

On May 31, 2023, Uruguay published on the Ministry of Economy and Finance’s website the first annual SSLB Annual Report summarizing the latest evolution of the two KPIs included in the SSLB issued in October 2022, which was externally verified by UNDP. The SSLB Annual Report provides detailed quantitative and qualitative information to allow investors and other stakeholders to track Uruguay’s progress towards its SPTs, monitor their level of ambition, and assess the Republic’s contribution to global climate efforts.

Pursuant to such report. by 2021, Uruguay achieved a 41% reduction in the intensity of aggregate gross GHG emissions per real GDP unit, with respect to 1990 levels. Compared to 2019, the latest data available, KPI-1 retreated 7 percentage points (from a 48% reduction). This is explained by a 10.7% increase in aggregate gross GHG emissions between 2019 and 2021 and a cumulated contraction of 1.3% in real GDP over the same period. Regarding carbon emissions, the key drivers were a significant increase during 2021 in (i) exported electricity to the region, given the droughts experienced in Argentina and Brazil, that were sourced with fossil fuels (leading to higher carbon dioxide emissions) and (ii) the use of synthetic nitrogen fertilizers tied to the strong expansion in the cultivated crop area of wheat, rapeseed, barley, corn, and rice in the country (resulting in higher levels of nitrous oxide emissions). With regards to real GDP, growth in 2021 bounced back to 5.3%, but did not fully recover from the pandemic-induced contraction in 2020 (6.3%). As a result, real GDP in 2021 remained 1.3% below its 2019 pre-pandemic level. All factors considered, the most recent KPI-1 value is currently 9% points short of SPT 1.1 (as defined below) set for 2025.

Further, KPI-2 reached a 100% maintenance of native forest area in 2021, with respect to 2012. Compared to 2016, the most recent cartography available, measured native forest area increased 11,832 ha. (approximately 1.4%). This was mostly explained by natural regeneration, increased coverage, and restoration plans. In particular, native forest cover in Uruguay has increased in areas with low agricultural pressure such as the highlands. Expanding the native forest area has helped protect water resources, reverse environmental degradation, and support biodiversity, while yielding benefits of greater carbon sequestration in the aboveground biomass as well as in forest soil carbon. All factors considered, the most recent KPI-2 value suggests that Uruguay is on track to reach the target outlined in SPT 2.1 (as defined below) by 2025. The time series and underlying data for both KPIs between 1990 and 2021, can be found in the “Open-Source Database” published in Uruguay’s SSLB website, which is not incorporated by reference herein.

Furthermore, UNDP published its External Verification Report on each KPI reported through 2021. The External Verification Report concludes that the reported values for KPI-1 and KPI-2 follow the 2006 IPCC Guidelines and the relevant provisions of the Methods and Guidance of the Global Forest Observations Initiative, respectively. Further, the External Verification Report also states that the data and information used by Uruguay comply with the quality principles in terms of transparency, accuracy, consistency, comparability, and completeness established by the IPCC.

On November 16, 2023, the Board of the World Bank (WB) approved a new Development Policy Loan (DPL) for Uruguay for US$350 million. The sovereign sustainability-linked loan (SSLL) includes the innovative feature of a step-down in the interest rate (of up to 100 basis points lower per year), if the country reduces the intensity of methane emissions from livestock production beyond its ambitious commitments under the Paris Agreement. It does not include a financial penalty if targets are not met.

The SSLL embeds a Key Performance Indicator (KPI) related to the reduction in the intensity of methane emissions as a share of cattle beef production in Uruguay. Given that livestock production is an integral part of the economic fabric of the country, the selected KPI is core, relevant aligned with the country’s sustainability strategies. The KPI targets represent ambitious and demanding commitments, particularly in light of the headwinds from the recent drought in Uruguay (the most severe in 100 years). It also provides additionality to the SSLB’s KPIs, which focus on the reduction of aggregate greenhouse gas emissions intensity and conservation of native forests at a whole-of-economy level.

Environmental Policies

Uruguay’s favorable management of GHG emissions and natural resources was possible due to the convergence of national public policies related to climate change and conservation of biodiversity, sectorial and departmental public policies, as well as awareness actions promoted by the private sector, academia and civil society.

Uruguay has demonstrated its commitment to the environment by approving the following agreements and documents:

•

The Kyoto Protocol adopted during the UNFCCC III Conference of the Parties on Climate Change (the “Kyoto Protocol”), approved through Law No. 17,279 dated November 23, 2000, and which became effective in February 2005, and its 2012 amendment, approved through Law No. 19,640 dated July 13, 2018 (the “Doha Amendment”). The Kyoto Protocol aims to reduce emissions of six gases generated by human activity that cause global warming (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride), and the Doha Amendment provides for a commitment period to reduce greenhouse gas emissions through December 2020.

•

The Paris Agreement adopted during the UNFCCC’s XXI Conference of the Parties on Climate Change (the “Paris Agreement”), approved through Law No. 19,439 dated October 17, 2016, and which became effective in November 2016. The Paris Agreement establishes an international mechanism to deal with climate change and limiting global temperature increases.

•

In 2017, the Executive Power enacted Decree No. 310/017, approving the National Climate Change Policy (Política Nacional de Cambio Climático), which sets forth a long-term strategic framework to guide the reforms that Uruguay intended to adopt to mitigate and adapt to climate change and meet the obligations it assumed under the Paris Agreement. Pursuant to the National Climate Change Policy, Uruguay also published the First Nationally Determined Contribution (Primera Contribución Determinada a Nivel Nacional) under which Uruguay set forth its commitments to mitigate climate change, which included, among the non-conditional undertakings, (i) reducing CO2, CH4 and N2O emissions intensity per unit of real GDP by 24%, 57% and 48%, respectively, by 2025 compared to 1990, (ii) maintaining 100% of (a) native forest area in 2012 (849,960 hectares), (b) the effective area under forest plantation management in 2015 (763,070 hectares) and (c) the area of forest plantations for shade and shelter in 2012 (77,790 hectares).

•

In 2022, Uruguay published the Second Nationally Determined Contribution (Segunda Contribución Determinada a Nivel Nacional) under which Uruguay set forth its commitments to mitigate climate change, which included, among the non-conditional undertakings, (i) limiting CO2, CH4 and N2O emissions by 9,267, 818 and 32 gigagrams, respectively, by 2030 (ii) reducing by 10% HFC consumption in relation to the 2020-2022 average measure, by 2030 (iii) maintaining 100% of (a) native forest area as of 2012 (849,960 hectares), (b) the effective area under forest plantation management as of 2020 (1,053,693 hectares) and (c) the area of forest plantations for shade and shelter as of 2018 (88,348 hectares).

•

In 2024, Uruguay submitted its third NDC, reaffirming the commitments made in the second NDC while enhancing the ambition of its objectives, balancing the challenges for Uruguay to pursue a development path that improves the well-being of its population without exceeding emissions caps for each of the main greenhouse gases. Uruguay’s third NDC establishes (i) unconditional and conditional objectives for climate change mitigation by 2030, (ii) the context and main measures to achieve mitigation goals and adaptation to the effects of climate change, (iii) the context and key measures that encourage climate change awareness, and (iv) information to provide transparency, improve the understanding of the climate change mitigation objectives and facilitate monitoring their progress.

In addition, Uruguay is firmly committed to the United Nations 2030 Sustainable Development Goals Agenda. In support of the implementation of such agenda, the Uruguayan government has prioritized four strategic principles of the United Nations Sustainable Development Cooperation Framework for the 2021-2025 period:

•	an economy that innovates, generates employment, and supports sustainable development;

•	an efficient government, present in the territory and accountable to the citizens;

•	public policies that support education, social protection, and quality healthcare for everyone; and

•	a society that promotes people’s development and rights and leaves no one behind.

As part of its commitment to the 2030 Sustainable Development Goals Agenda, Uruguay has already submitted four voluntary national reviews to the United Nations High Level Political Forum: in 2017, 2018, 2021 and 2022. These comprehensive reports show Uruguay’s progress on the 17 sustainable development goals covered by the agenda and provide detailed information on regulatory frameworks and specific actions contributing to progress towards each goal. The government’s recent submission of the 2022 voluntary national review showcases significant progress towards providing high-quality education, reducing the gender gap, conserving marine life, protecting and conserving life on land and cooperating and partnering to achieve the goals.

Further, Uruguay has implemented significant institutional reforms and programs to prevent climate change and to conserve biodiversity, including:

•

In 1987, Uruguay enacted the Forest Act of 1987 (Law No.15,939) which prohibits logging native forests, except for very limited circumstances specified in the law, and which keeps the National Forest Register.

•

In 2007, Congress enacted Law No. 18,195, establishing a renewable fuels standard which required the blending of biofuels (ethanol and biodiesel) with automotive gasoline and diesel fuel. The legislation mandated that biofuels account for a minimum of 5% of total gasoline and diesel fuel consumption. Increased biofuel consumption displaces fossil-based fuels, reducing carbon dioxide emissions. In 2021, Law No. 19,996 dated November 3, 2021, amended Law No. 18,195 and set forth that the share of mandatory bioethanol mix was increased to 8.5%, while the mandatory incorporation of biodiesel was repealed. These changes to legislation were framed within the country’s National Energy Policy for the 2005-2030 period which promoted the first energy matrix transformation by increasing and diversifying sources of renewable electricity generation.

•

Through Decree No. 238/009 dated May 20, 2009, Uruguay established the National Response System to Climate Change and Variability (the “SNRCC”), an institutional framework for climate change that seeks to protect people, essential property and the environment in the face of disaster, by coordinating government efforts and promoting the efficient use of available public and private resources, fostering favorable conditions for sustainable development. Through the SNRCC, each ministry and relevant government agency has defined and committed to specific measures within its jurisdiction.

•

In 2010, Uruguay, through the SNRCC, introduced the National Climate Change Response Plan, setting forth an assessment of the vulnerability of agricultural production and land ecosystems in the energy, healthcare and the industry and service sectors.

•

In March 2016, the Ministry of Housing, Land Planning and the Environment launched its Program to Reduce Emission Caused by Deforestation and Forest Degradation (Programa para la Reducción de Emisiones Causadas por la Deforestación y la Degradación Forestal). This program aims to mitigate climate change through incentives designed to prevent deforestation and protect the quality and integrity of native forests. The program identifies native forest deterioration causes and creates action plans to mitigate them, prioritizing those areas with water basins, as well as livestock and agriculture production areas. Further, in 2017, a system for monitoring, reporting, verification of and the design of measures to prevent greenhouse gases was created under this program.

•

In July 2016, Uruguay published the National Biodiversity Strategy 2016-2020 (the “Biodiversity Strategy”) to fulfill the Republic’s commitments under the United Nations Convention on Biological Diversity. The Biodiversity Strategy sets out the national policy for the conservation and sustainable use of biological diversity, which includes adaptation measures and conservation plans for protected areas.

•

In November 2017, Uruguay approved the National Climate Change Policy (the “NCCP”), a long-term strategic framework towards 2050 designed by the government with the participation of over 300 representatives from the public and private sectors, as well as civil society stakeholders and scientific and technical experts. The NCCP was conceived to guide the transformations that Uruguay has been undertaking to face climate change and climate variability associated challenges. The NCCP also addresses the obligations assumed by Uruguay under the Paris Agreement. Its primary purpose is to contribute to the sustainable development of the country through a global perspective. In particular, the NCCP (i) seeks to secure a more resilient society that is less vulnerable with a higher capacity to adapt to climate change and climate variability, and (ii) promotes a low-carbon economy based on environmentally, socially, and economically sustainable production processes and services that incorporate knowledge and innovation.

•

In November 2017, Uruguay submitted its first Nationally Determined Contribution to the UNFCCC pursuant to the Paris Agreement. The NDC is an instrument for the implementation of the NCCP and was prepared within the SNRCC. Uruguay’s first NDC establishes (i) unconditional and conditional objectives for climate change mitigation by 2025, (ii) the context and main measures to achieve mitigation goals and adaptation to the effects of climate change, (iii) the context and key measures that encourage climate change awareness, and (iv) information to provide transparency, improve the understanding of the climate change mitigation objectives and facilitate monitoring their progress.

•	In March 2018, Uruguay elaborated a National Strategy for Native Forests for the period 2018-2030 for the conservation and promotion of native forest areas.

•

In August 2018, Congress passed Law No. 19,655 dated August 17, 2018, to prevent and reduce the environmental impact derived from the use of plastic bags, with measures designed to discourage their use and promote their re-use or recycling and prohibiting the manufacture, import, distribution, sale and delivery of plastic bags that are not compostable or biodegradable.

•

In October 2018, Congress passed Law No. 19,670 dated October 15, 2018, to implement a subsidies program to support the transition towards the use of more efficient and sustainable technologies in public bus services nationwide, to replace up to 4% of the current diesel engine bus fleets with electric-engine buses during a seven-year period. This law is earmarked within the National Plan of Energy Efficiency, and complements a set of other fiscal incentives to foster the use of electric services in private cars as well as taxis.

•

Climate change is a material issue for Uruguay due to the country’s high vulnerability to physical climate risks. Uruguay has promoted a series of national plans to adapt to and to mitigate the effects of climate change, such as the National Adaptation Plan to Variations and Climate Change in the Farming Sector (Plan Nacional de Adaptación a la Variabilidad y el Cambio Climático para el Sector Agropecuario), the National Adaptation Plan or the Coastal Zone (Plan Nacional de Adaptación para la Zona Costera) and the National Adaptation Plan for Cities and Infrastructure (Plan Nacional de Adaptación en Ciudades e Infraestructuras).

•

In July 2020, the government created the Ministry of Environment, which adopted the responsibilities that were previously under the scope of the Ministry of Housing, Land Planning and the Environment. The Ministry of Environment was entrusted with formulating, implementing, supervising, and evaluating national environmental protection policies.

•

In October 2020, the Ministry of Economy and Finance joined the Coalition of Finance Ministers for Climate Action. Subsequently, the principles adopted by this Coalition, named the “Helsinki Principles”, were explicitly incorporated in the 2020-2024 budget law.

•

In November 2020, Banco Central joined the Network for Greening the Financial System (“NGFS”), which groups around 40 central banks, supervisory agencies and international financial institutions. The main purpose of the NGFS is strengthening the global response required to meet the Paris Agreement’s objectives. It also seeks to enhance the role of the financial system to manage risks and mobilize capital for green and low-carbon investments to achieve environmentally-sustainable development.

•

In May 2021, the Ministry of Environment and the Ministry of Livestock, Agriculture and Fishing announced their intention to prepare a joint report on the environmental footprint of livestock production in Uruguay, which will serve as a national road-map to place Uruguay as an environmentally-responsible producer of meat. During the same month, the Executive Power approved a regulation for the prevention of air pollution, including the establishment of air quality objectives to reduce risks to human health and ecosystems, as well as setting maximum emission limits.

•

In September 2021, Banco Central determined that a portion of the reserve assets under its management would be allocated to investments in sustainable projects. Such assets have been invested in an investment fund managed by the Bank for International Settlement (BIS) that focuses on bonds designed to finance or refinance environmental projects, such as renewable energy production and energy efficiency, among others. Investing in this fund provides diversification benefits for the Banco Central’s portfolio, as it has a lower correlation with other eligible assets, with intermediate interest rate risk and with relatively low overall credit risk.

•

From November 2021 to November 2022, Uruguay took over as Chair of the Development Committee of the IMF and the World Bank group (the “Development Committee”) for the first time. The Development Committee is a ministerial-level forum for intergovernmental consensus-building on development issues. The Development Committee’s mandate is to advise the Board of Governors of the World Bank and the IMF on critical development issues and on the financial resources required to promote economic development in developing countries. Uruguay’s agenda focuses on using positive financial incentives and financial innovation to reward sustainable policymaking in emerging markets, incentivizing the transition to a low-carbon global economy. To develop this idea, Uruguay proposed linking the cost of borrowing from multilateral institutions to countries’ success in meeting climate targets under the Paris Agreement. Under this proposal, countries that live up to their commitments and show good environmental performance metrics, would pay lower interest rates.

•

In November 2021, Uruguay also joined the three initiatives at COP26: (1) The Global Methane Pledge, a collective effort by more than 100 countries to reduce global methane emissions by at least 30 percent from 2020 levels by 2030, (2) the declaration on accelerating the transition to 100% zero emissions cars and vans, and (3) the Glasgow Leaders declaration on Forest and land-use.

•

In December 2021, the government published its Long-Term Strategy on Climate Change (the “LTSCC”), laying out its commitment to reach CO2 neutrality by 2050. The LTSCC is a guide for the preparation of the second NDC and was created by the Coordination Group of the National System for Response to Climate Change and follows the National Climate Change Policy and the first NDC.

•

In December 2021, Banco Central, together with the Ministry of Economy and Finance, launched the Sustainable Finance Roundtable, a space of dialogue between public and private entities in which strategies and commitments are defined with the objective of promoting a financial system that accompanies the transition to a fair, low-carbon and climate-resilient economy.

•

Prior to January 2022, and pursuant to Law No. 19,996, fuels with CO2 emissions were taxed with an Internal Specific Tax (IMESI), adopting the approach of taxing the sale of fuel. Starting on January 1, 2022, CO2 emitted in the combustion of gasoline are taxed through a partial substitution of the IMESI for another tax based on emissions per liter of gasoline. The Executive Power will annually establish the amount of the tax per liter of gasoline according to the information (on CO2 emissions) provided each year by the Ministry of Industry, Energy and Mining to the Ministry of Economy and Finance and based on the updated CPI.

•

In May 2022, Uruguay launched the Renewable Energy Innovation Fund (REIF), a program that aims to catalyze investments from the private sector and financial institutions to develop and deploy infrastructure and technologies enhancing the industry and transportation sector, leveraging the renewable electricity generated in Uruguay.

•

In June 2022, the Ministry of Industry, Energy and Mining published the Green Hydrogen Roadmap for the implementation and development of green hydrogen and its derivates in Uruguay (the “H2U”), which provides for a three-phase plan extending to 2040. The initial stage, which covers the 2022-2024 period, focuses on developing the domestic market, implementing regulations as the industry develops and conducting research for the elaboration of the initial pilot projects. The subsequent phase, which covers the 2025-2029 periods, aims to improve the domestic market and establish operational export scale projects, develop support infrastructure and attract investments. The final phase, which covers the 2030-2040 period, has the objective of consolidating the domestic market, exploring offshore production opportunities, and expanding the hydrogen value chain. The H2U is a priority instrument in the government’s sustainably program and stands as one of the pillars of the second energy transition.

•

In October 2022, Uruguay issued its first SSLB under the SSLB Framework. The SSLB links the country’s cost of capital to the achievement of its climate and nature-based goals under the Paris Agreement, as described in more detail in the SSLB Framework. See “—Environmental Matters—Sustainable Finance.”

•

In December 2022, Uruguay submitted its second NDC to the UNFCCC pursuant to the Paris Agreement. The NDC is an instrument for the implementation of the NCCP and was prepared within the SNRCC. Uruguay’s second NDC establishes (i) unconditional and conditional objectives for climate change mitigation by 2030, (ii) the context and main measures to achieve mitigation goals and adaptation to the effects of climate change, (iii) the context and key measures that encourage climate change awareness, and (iv) information to provide transparency, improve the understanding of the climate change mitigation objectives and facilitate monitoring their progress.

•

In December 2022, in accordance with the commitments assumed in the international climate agenda, Uruguay published its National Climate Change Action Strategy (Estrategia Nacional de Acción para el Cambio Climático or “ENACE”) which establishes short, medium and long-term goals and measures regarding climate change education, training, public awareness, public participation and public access to information.

•

Also in December 2022, Uruguay entered into an agreement with Switzerland, setting forth a legal framework in alignment with both national and international regulations and commitments, aiming to serve as a mechanism for fulfilling the requirements of the Paris Agreement.

•

In March 2023, Uruguay entered into an energy agreement with Germany, establishing a framework for technical cooperation and knowledge exchange between the two nations. The primary goal of the agreement is to jointly develop initiatives in the realm of renewable energy sources and alternative fuels.

•

In September 2023, Uruguay launched the National Strategy for the Prevention and Reduction of Food Losses and Waste, designed to spotlight national and regional endeavors tackling food losses and waste and foster collaborative solutions among stakeholders in the sector. This strategy serves as a planning instrument to prevent, diminish, and enhance the management of food losses and waste within the country.

•

Also in September 2023, the “Humedales e Islas del Hum” was designated as a National Park and integrated into the National System of Protected Areas. With this addition, the total amount of protected areas in the country is 18, encompassing a total area of more than 300,000 hectares, which represents 1.06% of the national territory.

•

In October 2023, Uruguay, through the Ministry of the Environment, became a member of the Latin American Network of Environmental Control and Compliance (“Redlafica”), a coalition comprising public institutions tasked with environmental monitoring and enforcement.

•

In November 2023, the World Bank approved a Development Policy Loan for Uruguay for a total amount of US$350 million. Such loan has a sustainability-linked mechanism, providing for a reduction in the applicable interest rate (up to 100 basis points per annum) in the event Uruguay exceeds its commitments under the Paris Agreement, particularly, in connection with the reduction of the methane emissions intensity from its livestock sector.

•	In November 2023, within the framework of the Sustainable Finance Roundtable, the Ministry of Economy and Finance and the BCU initiated the process of developing a national green finance taxonomy.

•

In December 2023, Uruguay released its Sixth National Communication. These communications are periodic assessments submitted by member nations of the UNFCCC, aimed at evaluating and showcasing their stance on climate change issues. Covering the period from November 2019 to October 2023, the Sixth National Communication includes a time series of the Greenhouse Gas Inventory from 1990 to 2020.

•

In April 2024, the government presented the Circular Economy National Strategy, which was prepared by four ministries in collaboration with international organizations. The Circular Economy National Strategy identifies background information and priorities and proposes courses of action for implementing a relevant policy to protect natural resources, attract investment and generate green jobs.

•

In August 2024, Lobos Island, islets and submerged surroundings were designated as a National Park and integrated into the National System of Protected Areas. This makes this territory the first entirely oceanic area to join the system and brings the number of protected areas across the country to 19.

•

In October 2024, the Ministry of Economy and Finance in collaboration with the Ministry of Environment, launched SiGa Ambiente, a program aimed at facilitating and boosting investments that contribute to environmentally sustainable production through a 50% reduction in the fee charged for credit guarantees under the National Guarantee System for Businesses (Sistema Nacional de Garantías Integradas or “SiGa,” for its Spanish acronym). The benefit applies to companies covered by a list of eligible investments, including those engaged in the waste management sector and companies making investments that promote environmentally sustainable production.

•

In October 2024, the government presented a platform that addresses the demands of the EU deforestation-free regulation. The platform focuses on beef production and other products covered by European Union regulation (such as leather, soy and timber). The platform benefits from Uruguay’s 20-year investment in traceability, land use records and forested areas, which allowed for the monitoring and identification of properties that are deforestation-free.

•

In November 2024, a bill was submitted to Congress for the creation of the Fund for Climate and Nature (Fondo para el Clima y la Naturaleza), aimed at channeling resources from international donations and potential reductions in interest payments on sustainability-linked sovereign financing instruments with step-down features, to projects focused on the mitigation of greenhouse gases and the conservation of nature.

•

In November 2024, Cerro Arequita and its surrounding area were integrated into the National System of Protected Areas. The area under protection within the SNAP, encompassing 20 designated zones, currently amounts to 340,769 hectares, including both terrestrial and marine areas, which represent 1.07% of the national territory. Including adjacent zones, this figure increases to 383,550 hectares, covering 1.21% of the territory.

•

In November 2024, the Executive Power issued Decree No. 292/2024, approving the Regulations for the Comprehensive Management of Electrical and Electronic Waste (Reglamento para la Gestión Integral de Residuos de Aparatos Eléctricos y Electrónicos), with the objective of protecting the environment from adverse effects arising from the generation and management of electrical and electronic waste.

Uruguay is committed to move forward to a more sustainable development path. Despite the sharp increase in fossil fuel-generated electricity in 2021 as a result of the region’s weather conditions, Uruguay remains among the world leaders in large-scale wind power and production of other forms of clean electric energy. In 2023, more than 33% of Uruguay’s electricity production was generated using wind and solar energy sources. The country also aims to reduce carbon dioxide emissions in hard-to-abate sectors, such as heavy transportation, by promoting electric mobility, developing green hydrogen production, and harnessing its abundant renewable energy sources such as water, wind, and biomass. As a food supplier for an increasing world population, Uruguay intends to meet the challenge of increasing agricultural and livestock production while reducing methane and nitrous oxide emissions and preserving its unique grassland ecosystem.

In addition, the government continued to make progress in the promotion of green hydrogen production:

•

In February 2023, five pilot projects were submitted to the Green Hydrogen Sector Fund, related to heavy cargo transportation and blending of hydrogen with natural gas. The committee integrated by national and foreign experts, verified the compliance with minimal technical requirements and analyzed diverse aspects in order to select the first green hydrogen pilot project.

•

In May 2023, the Green Hydrogen Sector Fund announced the selection of the H24U (“Hydrogen for you”) project to receive financial support for the implementation of the first commercial cargo transportation enterprise that will utilize green hydrogen as its energy source. More specifically, the project presented by the consortium composed of the companies Saceem and CIR as members, will receive a non-refundable monetary contribution from the government of US$10.0 million to be distributed within ten years as from the project’s start of operations.

Social Matters

Uruguay stands out in Latin America for being an inclusive and egalitarian society and for its high income per capita, low level of inequality and poverty, and the almost complete absence of extreme poverty. According to World Bank data, more than 60% of Uruguayans are middle class, the largest proportion of middle-class citizens of any country in the Americas. In addition, Uruguay’s inclusive social policies include its national pension system, which covers 90% of the population aged over 65.

Poverty and Income Distribution

According to the most recent estimates of the National Statistics Institute, the total share of Uruguayan households below the poverty line was 10.1% in 2023. In 2024, the National Institute of Statistics (“INE”), in coordination with the Economic Commission for Latin America and the Caribbean (“ECLAC”), implemented a new estimation methodology, allowing for an improved measurement and understanding of poverty levels (including both income-based and multidimensional poverty rates), which in turn resulted in a poverty rate of 17.3% (compared to 8.3% using the previous methodology).

The following table sets forth the data on the Gini coefficient for Uruguay for the periods indicated.

Evolution of the Gini Coefficient

(values range from 0 to 1)

As of December 31,	Gini coefficient
2020	0.387
2021	0.386
2022	0.389
2023	0.394
2024	0.383

Source: National Institute of Statistics.

(*)

The Gini coefficient is a statistical measure that assesses income or wealth inequality within a group. The closer the Gini coefficient is to 1, the higher the inequality; while the closer to 0, the more equitable the distribution of wealth.

In May 2025, the INE published an updated series of the Gini coefficient for the years ended December 31, 2023 and 2024. Unlike the prior methodology, the new methodology does not take into consideration rental value or health contributions by the National Health Fund (Fondo Nacional de la Salud or “FONASA”) or military and police health services. According to the new calculation methodology, the aforementioned index stood at 0.417 and 0.405 for 2023 and 2024, respectively.

In recent years, the government has sought to address problems relating to poverty through healthcare accessibility and other social policy measures. See “Recent Developments—The Economy—Role of the State in the Economy—The Economic Policies of the Orsi Administration.”

Uruguay features longstanding policies regarding social protection, leading to the second lowest poverty rate and the highest share of middle-class people in Latin America. Further, Uruguay provides the highest level of social protection coverage to population in Latin America (measured as the share of population covered by at least one social protection benefit).

Unemployment Insurance

Unemployment insurance is a long-standing program in Uruguay, with its origins going back to 1919. In 1958, Uruguay established an unemployment insurance program, which set the bases of the program currently in force. Traditionally, the Uruguayan unemployment insurance program has been divided into three modalities addressing three different situations: (i) dismissal, (ii) suspension for a limited period of time, and (iii) reduction of the workload, the latter two, driven by a drop in the employer’s production. Unemployment insurance for dismissal has, as a general rule, a duration of six months and four months in the case of suspension.

According to data from the BPS, as of December 31, 2024, the number of unemployment insurance beneficiaries, including partial insurance, stood at 42,919, compared to 42,075 as of December 31, 2023.

Healthcare System

The Constitution of the Republic establishes that the government is responsible for all matters related to the population’s health to encourage the physical, social and moral development of the population. In particular, the Constitution requires the government to provide free healthcare to those individuals that lack the means to pay for healthcare.

Healthcare in Uruguay consists of three main systems: private hospitals run by private enterprises, public hospitals run by the government and private health insurance programs (Seguros Integrales de Salud). Uruguay’s public healthcare system, which is most often referred to as the Administración de los Servicios de Salud del Estado, or ASSE, provides free health services for low-income patients. Many public hospitals operate through universities that employ expert clinicians, allowing those hospitals to provide specialized treatments. The average number of public health insurance beneficiaries between December 2023 and December 2024 in ASSE remained at 1.5 million.

With regards to private enterprises, many Uruguayans select a Collective Medical Assistance Institution (Institución de Asistencia Médica Colectiva or “IAMC”), which functions like a membership through which a person has access to the services of a private hospital. The IAMC system differs from many healthcare systems in other countries as it does not operate as health insurance, but rather, as a membership plan to a hospital that has neither deductibles nor a lifetime cap.

In addition, there are healthcare providers for specific groups, such as the armed forces, operating under the Ministry of Defense, and the police, operating under the Ministry of the Internal Affairs.

Together, the combination of public and private healthcare systems provides a large variety of healthcare options and a broad safety net for Uruguayan citizens, allowing them to choose the system that best suits their medical needs and economic means.

Uruguay’s healthcare system is well-staffed, offering variety and easy access to medications. Further, the Uruguayan healthcare system offers mobile medical services to provide care to those who may have difficulty leaving their homes.

Education

Education in Uruguay is based on principles embodied in the Constitution of the Republic and other laws, including freedom of thought, secularism, compulsory nature (for certain levels) and autonomy with respect to the Executive Power. The population has access to free education from initial education levels until graduation from college.

Since January 1, 2023, the formal education system is organized into the following levels:

1)

Initial and Primary Education: aimed at children between three and fourteen years old. Attendance is mandatory as of level four of initial education. The stage is divided into the following three cycles, as determined by the Integrated Initial Education Plan (Plan de Educación Básica Integrada or “EBI”, for its acronym in Spanish):

•	First cycle: aimed at children between three and seven years old. The first cycle is divided into:

•	Initial Education: aimed at children between three and five years old.

•	First and Second grade of Primary Education: aimed at children between six and seven years old. Students at this level are provided with general and specific mathematics, writing and reading skills.

•	Second cycle: is a compulsory level which includes third to sixth grade of primary education, aimed at children between eight and eleven years old.

•

Third cycle: is a compulsory level which includes seventh to ninth grade of middle school, aimed at children between twelve and fourteen years old. The level consists of a 39-weekly hour program during the first two years and a 41-weekly hour program during the third year.

2)

Secondary Education: aimed at children between fifteen and seventeen years old, is a mandatory three-year program in which students can elect between a program geared to prepare the student for university or a program aimed at providing technical and vocational education, which includes workshop activities.

3)	Higher Education: students can choose between attending teacher training institutes or university education.

•	Teaching careers take place at teacher training institutes, with programs lasting between three and four years, with a theoretical and practical curricular aspect.

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With regards to university education, Uruguay has two public universities, the University of the Republic and the Technologic University of Uruguay. Education at either of such universities is free and open to national and foreign students that have completed secondary education. Duration of degrees range between four and seven years.

Further, Uruguay adapts its education program to consider the specific characteristics and needs of rural areas. Classes are also available for adults (over 15 years of age) who are not literate or who have not finished their primary education. Students with disabilities receive special education.

In 2023, Uruguay reformed its education system, introducing changes in the curricular framework based on competencies, as well as plans and programs of education institutions in order to (i) reduce student dropout rates and inequality, (ii) provide new skills and knowledge to students, and (iii) foster motivation. The reform aims to provide an education based on ten competencies to be developed by students throughout their entire academic education. Furthermore, new teaching and evaluation practices were implemented, such as project-based teaching and problem-solving, among others. It also aims to have extended-day educational centers and tutorials, professionalization of management teams with training and information systems for planning, and university-level teacher training.

In 2024, the completion rate of primary education was 98.0%, one percentage point above 2023.

Gender Equality

In 2005, the government created the National Institute for Women (INMUJERES, for its acronym in Spanish), under the Ministry of Social Development, which is the governing body for gender policies, responsible for the promotion, design, coordination, articulation and execution of public policies from a gender perspective, as well as their monitoring and evaluation. On December 19, 2019, Congress enacted Law No. 19,846 providing for specialized gender units in all public agencies. In addition, on July 9, 2020, Congress enacted Law No. 19,889 creating the National Directorate of Gender Policies of the Ministry of Internal Affairs.

Uruguay has established a National Strategy for Gender Equality to 2030, following substantive contributions from social organizations of women and feminists. The National Strategy for Gender Equality to 2030 provides a comprehensive and integrating roadmap, guiding the government’s actions in the area of gender equality in the medium term. It outlines a horizon of gender equality by 2030, and contemplates a set of aspirations, political-institutional guidelines and strategic guidelines capable of influencing public policy decisions, under the paradigm that gender policy is a state policy. The National Strategy for Gender Equality complements the 2030 Sustainable Development Goals Agenda, both efforts of the Office of Planning and Budget (OPP), which were taken into account in the definition of the National Strategy for Development 2050.

In 2021, the government created two gender-based violence specialized courts and increased the number of electronic anklets to monitor victims and aggressors in cases of domestic violence. On February 2, 2021, the INMUJERES and the Ministry of Housing and Territorial Planning signed a cooperation agreement to provide housing options to women in the process of leaving situations of gender-based violence.

In January 2022, the Republic signed a gender-based loan with the IDB for US$4.1 million to finance the Program for Gender Equality and the Empowerment of Women (Programa para la Igualdad de Género y el Empoderamiento de las Mujeres). In addition, the Republic also signed a non-reimbursable financing agreement for US$1 million with the IDB, to be executed by the Ministry of Social Development through the INMUJERES. The program is aimed at (i) increasing the response capacity of the Gender-Based Violence Response System for adult women, particularly for immigrants and victims of human trafficking, (ii) promote gender equality and the prevention of gender-based violence in young women, strengthening the work of the INMUJERES in education, and (iii) improve the use of information on gender-based violence.

Governance Matters

Uruguay remains a bastion of political and institutional stability in Latin America and within the emerging markets generally. It has strong democratic institutions and respect for the rule of law, legal security, judicial independence, ample freedom, low corruption and an unwavering commitment to international agreements and norms.

Anti-corruption

At an international level, Uruguay has ratified the Inter-American Convention Against Corruption and the United Nations Convention against Corruption in 1998 and 2006, respectively.

At the national level, Uruguay has promulgated laws and regulations to combat corruption and increase citizen participation and government transparency. The Anti-Bribery Law No. 17,060 dated December 23, 1998, is the main regulation for public officials’ activities including government procurement and public funds management. According to this law, officials must act in good faith in the exercise of power and put collective needs satisfaction over personal interests. Furthermore, all procurement activities must be appropriately published to ensure transparency.

Prevention of Money Laundering

Uruguay is also a member of the Financial Action Task Force of Latin America (“GAFILAT”), an intergovernmental organization with a regional base comprised of 18 countries of South America, Central America and North America. GAFILAT was created to prevent and combat money laundering, the financing of terrorism and the financing of the proliferation of weapons of mass destruction, through a commitment to the continuous improvement of national policies and the deepening of the various cooperation mechanisms among member countries.

Countering the Financing of Terrorism Law

On May 15, 2019, Congress enacted Law No. 19,749 aimed at discouraging the financing of terrorism and providing for the application of economic sanctions against persons and entities engaged in terrorism activities, its financing and the proliferation of weapons of mass destruction in accordance with resolutions by the United Nations Security Council.

THE ECONOMY

History and Background

In the 1980s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. With respect to imports of capital goods, telecommunications and information technology products of non-Mercosur origin, the members of Mercosur agreed that all of them could take exception from the common external tariff, Argentina and Brazil until 2028 and Uruguay and Paraguay until 2029 and 2030, respectively, and Venezuela until 2022 (although Venezuela’s membership has been suspended since December 2016).

The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government during this period (including unilateral increases in import tariffs on consumer goods and the elimination of import tariffs on capital goods, for non-Mercosur products) adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Phytosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution and cooperation have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constituted a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil, Paraguay and Uruguay. The liberalization is expected to be effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. In December 2017, Mercosur members signed a Cooperation and Facilitation Investment Protocol (CFIP) and a Government Procurement Protocol (GPP). The CFIP became effective in 2019 for Uruguay and Brazil, and in 2020 for Argentina. As of the date of this annual report, Paraguay had not yet ratified the CFIP and the GPP was still not in force.

As Mercosur has not yet fully developed into a customs union (due to the set of exceptions to the common external tariff), the free circulation of goods among the Mercosur countries reaches only the goods bearing Mercosur origin. To advance the free movement of goods and avoid charging tariffs on goods bearing non-Mercosur origin after their first access to a Mercosur member state, in 2004 and 2005 standards were approved that recognized Mercosur origin to those goods imported from third countries that met Mercosur’s common tariff requirements (Dec. No. 54/04 and Dec. No. 37/05 of the Common Market Council). However, the lack of agreement among the Mercosur member states with respect to the allocation of customs revenue has resulted in limiting free movement only to those products subject to a 0% tariff upon import into any of the Mercosur member countries in which the tariff applied by all countries is 0%, either because this is the level of the Common External Tariff (CET) or because it has a 100% preference in agreements signed by Mercosur. Likewise, to facilitate the logistics and circulation of goods originating from Mercosur itself or third countries, various regulations have been approved: relating to the use of customs warehouses (Dec. No. 17/03, Dec. No. 62/07 and Dec. No. 55/08 of the Common Market Council) and to the use of free trade zones (Dec. No. 33/15 of the Common Market Council).

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy, affecting local demand, exports and the overall balance of the public sector.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis were associated with Argentina’s economic crisis during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since 1982-83. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IDB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and shutting down credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt was denominated in foreign currency), practically neutralized the savings achieved by the central government in 2002. As a result, the overall public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2019: Economic Recovery and Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Between 2005 and 2010 GDP grew at an average rate of 6.2%, and continued to grow at rates of 5.2% in 2011, 3.5% in 2012, 4.6% in 2013 and 3.2% in 2014. Commencing in 2015, the rate of economic growth decelerated reflecting the impact of slower economic growth and recession affecting Uruguay’s main regional trade partners and a decrease in the prices of Uruguay’s export commodities. Based on 2016 prices, real GDP grew by 1.6% in 2017, 0.5% in 2018 and 0.4% in 2019. In addition, the annual rate of consumer price inflation reached 6.6% in 2017, 8.0% in 2018 and 8.8% in 2019. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

In 2017, domestic private consumption grew by 3.2% compared to 2016 and represented 78.7% of GDP. In 2018, domestic private consumption grew by 2.2% compared to 2017 and represented 80.1% of GDP. In 2019, domestic private consumption grew by 0.6% compared to 2018 and represented 79.5% of GDP.

In 2017, gross fixed investments increased by 0.4% compared to 2016, representing 16.3% of GDP. In 2018, gross fixed investments decreased by 9.0% compared to 2017, representing 15.0% of GDP. In 2019, gross fixed investments increased by 0.8% compared to 2018, representing 15.4% of GDP.

In 2017, exports grew by 4.9% but decreased by 1.7% in 2018. In 2019, exports of goods and services increased by 3.6%. In 2017, imports increased 7.1% and remained stable during 2018. In 2019, imports of goods and services increased by 1.5%.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$28.4 billion at December 31, 2017, US$28.4 billion at December 31, 2018 and US$29.2 billion at December 31, 2019. Approximately 76.2% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2019, compared to 73.6% as of December 31, 2018. Foreign currency deposits held by non-residents decreased by 21.5% in 2017, following the implementation by Argentina of its tax amnesty in 2016. Foreign currency deposits held by non-residents increased by 0.3% and 8.7% in 2018 and 2019, respectively.

2020-2021: Impact of COVID-19 Pandemic

In 2020, the Uruguayan economy was severely affected by the COVID-19 pandemic. In response to the reporting of the first four cases of COVID-19 in Uruguay on March 13, 2020, the government declared a state of national sanitary emergency and deployed several measures aimed at strengthening healthcare systems and facilities, expanding testing and enhancing hygiene protocols to prevent mass contagion. As a result, the number of COVID-19 cases and fatalities were contained. At the same time, Uruguay introduced measures to mitigate the deterioration of its macroeconomic condition. Notwithstanding the foregoing, in 2020, real GDP decreased 7.4% compared to 2019. In addition, in 2020:

•	domestic private consumption decreased by 8.4% compared to 2019, representing 61.2% of GDP;

•	gross fixed investments decreased by 1.7% compared to 2019, representing 15.4% of GDP;

•	exports of goods and services decreased by 15.4% and imports of goods and services decreased by 12.1%, in each case, compared to 2019; and

•	the annual rate of consumer price inflation reached 9.4%.

The measures deployed by the government in response to COVID-19 in 2020 included (i) control of borders, closing national borders during certain periods of time, with a mandatory 14-day quarantine for persons arriving from affected zones or countries declared as risky, or symptomatic; (ii) mobility restrictions, including the reduction of public transport services to minimum essential services and remote operation of certain public officers; (iii) suspension of classes for all educational levels, public and private (except for guaranteed daily food assistance for students) from March to October 2020; (iv) restrictions to commerce, leisure activities and tourism; (v) creation of a vaccination plan, subscribing to the COVAX mechanism of the World Health Organization and the Pan American Health Organization and join the pool of countries to purchase approved vaccines.

Simultaneously, in 2020 and 2021, Uruguay implemented several measures to limit the effects of the COVID-19 pandemic on the economy and help citizens, particularly those in vulnerable sectors, and businesses deal with the immediate consequences. The measures spanned the following areas: (i) credit preservation, liquidity injection, and loan guarantees for enterprises; (ii) household purchasing power; (iii) tax relief, easing of bank regulations and postponement of other obligations; and (iv) budgetary expenditures assigned through the “COVID-19 Solidarity Fund” created on April 8, 2020 by Law No. 19,874 (the “Coronavirus Fund”).

On July 9, 2020, Congress enacted Law No. 19,889 (the “Urgent Consideration Law”) to implement certain key measures and structural reforms. These objectives include, among others, (i) a new fiscal rule, fiscal framework and budget process to ensure sustainable finances over the medium term; (ii) new governance policies for public enterprises; and (iii) microeconomic reforms (such as the regulatory framework for the energy markets and promotion of competition in non-tradable sectors) to boost potential GDP and competitiveness. Specifically, the fiscal rule is anchored on a structural fiscal result, limiting growth in the central government’s real public spending, which shall be tied to the estimated long-term average (i.e., “potential”) growth of the economy. Fiscal surpluses were earmarked to a countercyclical fund to finance fiscal policies in recessionary economic cycles.

In June 2021, in light of the additional measures introduced to address the COVID-19 outbreak, the government announced that it had increased the total amount of resources it expects to earmark to mitigate the effects of the pandemic from US$540 million to US$980 million. In February 2022, the Ministry of Economy and Finance ratified the Coronavirus Fund expenditures incurred during 2021, which stood at US$1,153 million. To partially fund this increase, on March 23, 2021 the government reinstated a monthly tax (Impuesto Emergencia Sanitaria 2 COVID-19) during two months based on a progressive scale applicable to salaries and nominal benefits above Ps. 120,000 earned by public employees of the central government, departmental governments, autonomous entities and decentralized services, non-state public law persons and state-owned entities and retirees (healthcare employees who are directly or indirectly exposed to COVID-19 as a result of their employment are exempt).

2022-2024: Continued Recovery and Growth

Between 2022 and 2024, real GDP continuously grew mainly due to the gradual recovery in (i) the services sector, particularly tourism, (ii) the agriculture sector, fishing and mining sector, mainly due to an increase in demand and global prices resulting from the Russia-Ukraine conflict, and (iii) trade and pulp production. However, during the last quarter of 2022, Uruguay experienced a severe drought mainly as a result of the “La Niña” climate phenomenon, which had a significant impact on agricultural production and water availability. The La Niña phenomenon also increased the temperatures within the summer seasons in Uruguay, causing the 2022/2023 summer to be the driest in the last 42 years on record. On October 24, 2022, the Ministry of Livestock, Agriculture and Fishing declared a state of agricultural emergency for a period of 90 days.

Role of the State in the Economy

The government participates in the economy through state ownership of certain companies. Since 1999, however, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. Also, several regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company, Administración Nacional de Telecomunicaciones (“ANTEL”);

2.	the electric power utility, Administración Nacional de Usinas y Trasmisiones Eléctricas (“UTE”);

3.	the oil refinery company, Administración Nacional de Combustibles Alcohol y Pórtland (“ANCAP”);

4.	the water and sewage authority, Obras Sanitarias del Estado (“OSE”);

5.	Administración Nacional de Puertos (“ANP”), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (“AFE”), which operates railway freight services;

7.	Banco de la República Oriental del Uruguay (“BROU”) and Banco Hipotecario del Uruguay (“BHU”) (state-owned financial institutions);

8.	Banco de Seguros del Estado (“BSE”) (an insurance company); and

9.	Administración Nacional de Correos (“ANC”), a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although the private sector may engage in generation activities and industrial consumers are able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

To complement traditional energy sources (fossil such as gas oil, fuel oil and natural gas, as well as renewable sources such as biomass waste and hydraulic), UTE has developed wind farms and solar energy projects.

In 2020, approximately 6% of total electricity generation derived from fossil sources and the remaining 94% from renewable sources (20% biomass, 30% hydroelectric, 41% wind energy and 3% solar energy). In 2020, the installed wind and solar power amounted to 1,514MW and 258MW, respectively. In 2021, approximately 15% of total electricity generation derived from fossil sources and the remaining 85% from renewable sources (18% biomass, 33% hydroelectric, 31% wind energy and 3% solar energy). In 2021, the installed wind and solar power amounted to1,514MW and 262MW, respectively. In 2022, approximately 9% of total electricity generation derived from fossil sources and the remaining 91% from renewable sources (17% biomass, 39% hydroelectric, 32% wind energy and 3% solar energy). In 2022, the installed wind and solar power amounted to 1,516MW and 279MW, respectively. In 2023, approximately 8% of total electricity generation derived from fossil sources and the remaining 92% from renewable sources (24% biomass, 27% hydroelectric, 37% wind energy and 4% solar energy). In 2023, the installed wind and solar power amounted to 1,517MW and 296MW, respectively. In 2024, approximately 1% of total electricity generation derived from fossil sources and the remaining 99% from renewable sources (26% biomass, 42% hydroelectric, 28% wind energy and 3% solar energy). In 2024, the installed wind and solar power amounted to 1,517MW and 334.8MW, respectively.

The increase in renewable energy generation since 2015 has decreased Uruguay’s dependence on energy imports. This energy matrix transformation has improved Uruguay’s ability to withstand external economic shocks that would impact on the fiscal condition of Uruguay’s public sector.

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

Beginning in 2008, the government created several programs to be implemented by ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas.

In addition, ANCAP and privately-owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions, contracts and decrees by the government. Uruguay imports all the natural gas it consumes.

In May 2019, the government approved a new regime for the selection of oil operating companies for the exploration and exploitation of hydrocarbons in five onshore and six offshore areas, the “Open Uruguay Round.” In this continuously open process, companies can qualify and submit offers at any time. The system consists of two bidding rounds per year, with opening of offers twice a year. If awarded, the exploratory period contract will have a term of up to eleven years, while the term of the contract including the exploitation period is thirty years, subject to extension for ten additional years. In 2019, Kosmos Energy and Tullow Oil presented qualification requests to participate in the process.

On November 28, 2019, ANCAP and ION Geophysical Corporation entered into a multi-client agreement to reprocess approximately 22.500 km² of 3D deep water blocks off the coast of Uruguay to provide ANCAP with more precise information for the development of offshore exploration activities in Uruguay (the “Tannat Project”). The Tannat Project is a non-exclusive, multi-client operation at the entire cost and risk of ION Geophysical Corporation, which in turn is authorized to grant licenses to third parties (for a period of up to 10 years) on the offshore collected information. On May 25, 2020, and after the approval by the Executive Power, ANCAP signed an agreement with Challenger Energy for the exploration of block OFF-1. The exploration activities include (i) a geological evaluation, (ii) modeling activities, (iii) the evaluation of prospective resources and (iv) the licensing and reprocessing of existing 2D seismic data.

In June 2021, ANCAP announced the identification and inventory of 13 drillable prospects in sedimentary basins of Uruguay, conducting a probabilistic technical and economic evaluation of the hypothetical income upon discovery, development and production for the complete life cycle of these 13 prospects.

On July 30, 2021, the Ministry of Industry and the Ministry of Economy and Finance announced the commencement of the application of a new fuel tariff mechanism based on the Import Price Parity (“IPP”), of which the main component is the FOB oil price. To calculate the final price of fuels, the following components, among others, must be added to the IPP value: (i) freights and insurance costs, (ii) logistics costs, (iii) working capital costs, (iv) taxes and (v) ANCAP’s overrun (calculated at 2.97 pesos per liter of fuel). The IPP is published in a monthly report prepared by the Regulatory Unit of Energy and Water Services (URSEA, for its acronym in Spanish).

On June 23, 2022, as part of the Open Uruguay Round, ANCAP awarded three blocks on the continental shelf for oil and gas exploration. Additionally, on December 22, 2022, ANCAP awarded two additional blocks on the continental shelf for oil and gas exploration. See “Recent Developments—The Economy—Role of the State in the Economy.”

On December 28, 2024, ANCAP, through its subsidiary Alcoholes del Uruguay (“ALUR”), entered into an agreement with HIF Global to implement a green hydrogen and synthetic fuels project in the Department of Paysandú. The project represents an estimated investment of approximately US$6 billion and aims to produce 700,000 tons of renewable fuels annually. The agreement serves as a preliminary step toward a final investment contract which, if executed, would constitute the largest private investment in Uruguay’s history, and would generate approximately 3,000 jobs during the construction phase.

To diversify the energy matrix and obtain a constant supply of natural gas, the successive governments have considered different actions for the production of liquefied natural gas (“LNG”) in Uruguay. In August 2012, Uruguay initiated an international bidding process for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, was expected to inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to GSSA (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A. (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, for the construction and operation of Gas Sayago. The terms of the award required the LNG regasification facility to be operative in 2016. The agreement between GSSA and GNLS was terminated in September 2015 following an impossibility to perform by GNLS’s subcontractor, OAS S.A. Under the terms of that same agreement, the Republic was paid US$100 million by GNLS on account of such termination.

In October 2016, OAS S.A. filed an additional claim within an existing proceeding against Gas Sayago S.A. and Banco de Seguros del Estado petitioning the nullity of certain guarantees made for the benefit of Gas Sayago under the aforementioned contract and, alternatively, their non-enforceability. Gas Sayago S.A. disputed all facts alleged in OAS S.A. lawsuits.

As of the date of this annual report, there were no substantial development on either dispute resolution proceedings.

On May 15, 2018, OAS S.A. (a Brazilian construction company) filed a lawsuit against Gas Sayago SA, the ANCAP and UTE claiming damages in the amount of approximately US$30,000,000, due to alleged breaches to a certain gas pipeline construction agreement entered into among the Uruguayan branch of OAS S.A. and Gas Sayago S.A. As of the date of this annual report, the proceeding is in the discovery stage.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

Financial Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1)

	Total Assets	Total Liabilities	Net Profits (Losses)	Percentage of State Ownership
ANCAP	1,522	696	(118)	100%
ANP	791	137	38	100%
AFE(2)	270	5	(25)	100%
ANTEL	1,730	266	220	100%
OSE	1,842	595	47	100%
UTE	6,362	3,118	272	100%

(1)	Except as otherwise indicated, data as of and for the year ended December 31, 2024. Converted into U.S. dollars at the rate of Ps.44.066 per US$1.00, the market rate on December 31, 2024.
(2)	Data as of and for the year ended December 31, 2023. Converted into U.S. dollars at the rate of Ps.39.022 per US$1.00, the market rate on December 31, 2022.

Source: Individual financial statements of each public enterprise.

In October 2018, Congress approved legislation authorizing public enterprises to access markets to hedge currency risk, allowing them to attain a more efficient exposure to the financial and market risks associated with their operations. Further, Banco Central’s agreements with UTE and ANCAP were amended to permit forward currency contracts to mitigate the effects of foreign exchange variations in the financial results of such public enterprises and Banco Central, distributing foreign exchange risk among public institutions that are better equipped to absorb such risk. Further, in 2020, the Executive Power authorized state-owned enterprises to implement a foreign exchange hedge program, including the execution of financial derivatives with financial institutions. The nominal monthly amount authorized for ANCAP, UTE and ANTEL was of US$60 million, US$40 million and US$30 million, respectively.

The current administration has emphasized its willingness to open up state-owned companies to competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises.

Infrastructure Projects

In 2020, investments of approximately US$372 million were made in road infrastructure. In 2021, investments of approximately US$505 million were made in road infrastructure.

Between 2020 and 2024, Corporación Vial del Uruguay S.A (“CVU”), a special-purpose company responsible for the major road concessions of the country, owned by the Corporación Nacional para el Desarrollo (“CND”), a state-owned development agency with the responsibility for the administration and execution of public works projects, executed total road infrastructure investments for an aggregated amount estimated at US$1.8 billion.

CVU’s investments are financed through toll collections, loans from multilateral agencies, government subsidies and debt issuances in the domestic capital market. In 2024, CVU III Financial Trust issued debt for a total aggregate amount of US$623 million, of which US$352 million were financed through a debt swap with CVU I Financial Trust.

Large-scale Foreign Direct Investments, Public-Private Partnerships for Infrastructure Development and CREMAF contracts

On November 8, 2017, the government and the Finnish company UPM entered into an investment agreement outlining the terms for the construction of a second pulp mill with a 2 million tons annual production capacity. According to UPM’s estimates, the plant required an on-site investment of €2 billion. On July 23, 2019, UPM confirmed the investment in a second pulp mill.

As part of the construction permit process required by the Uruguayan authorities, UPM submitted an environmental and social impact study prepared by the consulting companies EIA-Estudio Ingeniería Ambiental (Uruguay) and Ecometrix (Canada). The report concluded that if the project is carried out under the outline considered, and the bespoke recommended corrective measures and the applicable Environmental Management Plans are implemented, the project will meet environmental regulation requirements. On April 30, 2019, the Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente (Ministry of Housing, Zoning and the Environment) held a public hearing where the environmental impact study and the characteristics of the project were discussed.

On May 15, 2020, the Uruguayan government entered into a complementary memorandum of understanding (MoU) with UPM relating to UPM’s investment in the second pulp mill stating, among other terms, that UPM intends to (i) advance US$60 million as partial financing for certain road infrastructure projects, including the modification of routes to make them suitable for circulation of heavy vehicles and (ii) provide US$68 million as partial financing for certain electrical infrastructure projects to be carried out by UTE. These contributions by UPM are expected to replace investments that the government would have otherwise undertaken, while increasing employment generation in the country.

Additionally, UPM invested an additional aggregate amount of US$55 million in two projects: the expansion of its paper pulp mill located in Fray Bentos and the construction of a plant nursery with a research and development facility. These additional investments are expected to increase UPM’s use of electricity, thereby reducing the expected amount of excess electricity supply from UPM that UTE would be required to purchase under the electricity supply contract between both parties. The government estimates that UTE will save approximately US$7 million per year and US$140 million in total during the 20-year term, as a result of these investments. The second pulp mill was finalized during the first quarter of 2023 and began operating in April 2023.

On December 5, 2017, the government called for bids under a Public-Private Partnerships financing scheme for the construction of a new railway line connecting the center of the country with the port of Montevideo, and the related transportation infrastructure. In August 2024, the Central Railway began operations.

As of December 31, 2024, the Public-Private Partnerships infrastructure portfolio involved railways (with investments estimated at US$918 million), roads (with investments estimated at US$766 million), educational infrastructure (with investments estimated at US$182 million) and prison infrastructure (with investments estimated at US$213 million). Furthermore, the Public-Private Partnership infrastructure portfolio has thirteen projects, eleven in the operation stage and two in the construction stage.

In 2020, the government launched CREMAF, a concession system to promote private investment in road infrastructure. Under the CREMAF system, the concessionaire’s revenue is mainly based on irrevocable payment certificates (“CIP,” for its acronym in Spanish) issued by CVU (acting as grantor) when a milestone within the construction process is reached. The CIP is an executive title and enables the concessionaire to recover part of the investment during the construction phase of the project. Between 2020 and 2024, the government signed five CREMAF projects and two amendments to such projects, for a total value of US$733 million in the aggregate.

Minera Aratirí S.A. Arbitration

On July 3, 2018, three individuals alleging to be investors of Minera Aratirí S.A. (“Aratirí”), a company incorporated in Uruguay, presented a claim against the Republic before the United Nations Commission on International Trade Law, alleging a violation by Uruguay of the Treaty of Protection and Promotion of Investments between the Republic and the United Kingdom. The claim relates to an iron ore project submitted in 2011 by Aratirí and claims compensation for approximately US$3.5 billion.

On August 6, 2020, the arbitral tribunal appointed to decide on the Minera Aratirí S.A. arbitration case upheld Uruguay’s objection to jurisdiction, holding that the claimants were not owners of certain interests in the Aratirí Project and therefore lacked standing to make a claim in respect of an investment. In addition, the Arbitral Tribunal ordered the claimants to reimburse Uruguay US$4,097,149.25 in costs. On October 1, 2020, the claimants initiated proceedings before the Paris Court of Appeals to obtain the annulment of the award. On February 21, 2023, the Paris Court of Appeals annulled the arbitral award dated August 6, 2020. The Republic appealed the decision before the Court of Cassation and, on April 2, 2025, the Court of Cassation upheld the appeal. As a result, claimants are seeking to pursue a second arbitration proceeding based on previously uncontested arguments. As of the date of this annual report, a decision by the Court of Cassation as to the admissibility of the second arbitration proceeding remains pending.

Gas Sayago S.A. (“GSSA”)

On March 26, 2019, UTE and ANCAP launched a public bidding process to sell 100% of GSSA’s shares, which were held by UTE (79.35% of shares) and ANCAP (20.65% of shares). On December 16, 2019, UTE’s board of directors decided to terminate the aforementioned bidding process. On December 31, 2019, GSSA extraordinary shareholders meeting took place, where a resolution approving the dissolution and liquidation of the entity was approved. As of the date of this annual report, the dissolution and liquidation of GSSA was pending.

Latin American Regional Aviation Holding S. de R.L. v. Oriental Republic of Uruguay

In September 2018, LARAH, a Panamanian investment company that allegedly owned shares in Uruguay’s airline, Pluna, filed a claim before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID) arguing that the Republic was responsible for the alleged damages to LARAH arising from Pluna’s liquidation. On February 13, 2024, the arbitral tribunal rendered its award ordering the Republic to pay US$30 million (plus interests, fees and expenses) to claimant in damages.

Katoen Natie Investment

On March 2, 2021, the government and the Belgian company Katoen Natie announced an agreement to expand the specialized container terminal of the port of Montevideo in exchange for an investment by Katoen Natie’s companies; additionally, Katoen Natie agreed not to pursue the claims contained in the notice of dispute it had previously submitted before the Uruguayan government. According to Katoen Natie’s announcement, the investment will amount to an estimated US$455 million and entails expanding the concession area to its maximum, including the construction of a second container beach and a second dock of approximately 700 meters. The agreement includes an extension of the concession term for 50 years.

ATCO Ltd. (“ATCO”) and Neltume Ports S.A. (“Neltume”) v. Oriental Republic of Uruguay

In May 2024, ATCO and Neltume, Canadian and Chilean entities, respectively, filed claims before the arbitral tribunal appointed by the ICSID. ATCO and Neltume are claiming US$240 million and US$600 million, respectively, based on (i) the Agreement for the Promotion and Protection of Investments signed in October 1997 with the Government of Canada, and (ii) the Investment Agreement signed in March 2010 with the Republic of Chile. As of the date of this annual report, the parties were discussing the appointment of arbitrators and no memorial had been filed.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, successive governments have divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have not been material to date.

Throughout different administrations, governments have been committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open several areas of the economy previously reserved to public sector enterprises to private investment. Some of the activities that have been opened to private sector participation include the telecommunications (2001), management and administration of the postal service (2001), the Montevideo airport (2005) and the Punta del Este airport (in 2019 a concession for its operation was extended for 14 years).

The government also committed the Corporación Nacional Para el Desarrollo (“CND”), a state-owned development agency, with the responsibility for the administration and execution of public works projects. CND currently owns 100% of the shares of CVU. See “—Role of the State in the Economy—Infrastructure Projects.”

At this time, the government has no plans to privatize any public sector enterprises.

For a description of government participation in the Uruguayan economy see “The Economy—Role of the State in the Economy.”

Employment, Labor and Wages

Employment

The employment rate increased from 54.3% in 2020 to 59.0% in 2024. Unemployment decreased from 9.5% in 2020 to 7.3% in 2024.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	2020	2021	2022	2023	2024
Nationwide:
Participation rate(1) (2)	60.5%	61.8%	62.0%	63.4%	64.3%
Employment rate(3)	54.3	56.0	57.1	58.1	59.0
Unemployment rate(4)	10.4	9.3	7.9	8.3	8.2
Montevideo:
Participation rate(1) (2)	62.8	63.2	63.0	64.2	65.0
Employment rate(3)	56.8	57.3	58.2	59.3	60.2
Unemployment rate(4)	9.5%	9.3%	7.6%	7.6%	7.3%

(1)

To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as a percentage of the labor force.

Sources: National Institute of Statistics and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)

(% by sector)

	2020	2021	2022	2023	2024(2)
Agriculture, livestock, fishing and mining	8.0%	8.2%	8.5%	8.3%	7.9%
Manufacturing, electricity, gas and water, and construction services	18.0	18.3	17.9	18.5	18.0
Services	73.9	73.2	73.5	72.2	72.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Data refers to total country population.
(2)	The sum of the components may differ from the totals due to rounding.

Source: National Institute of Statistics.

Strikes and other actions by unions occur on occasion, normally in the form of general, one-day strikes. In cases of strikes that threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, in 2020, the labor conflict index decreased, being the lowest since 2009, mainly due to the measures implemented by the government to contain the COVID-19 pandemic, such as the postponement of the discussion of certain labor matters, the encouragement of a remote working system due to mobility restrictions and the suspension of some economic activities. In 2021, the labor conflict index was 20.6% higher than in 2020. However, it registered a historic below-average level when compared to the second year of each government administration. Construction was the sector with the greatest level of conflict, accounting for 42% of total conflicts. In 2022, the labor conflict index was double compared to 2021 and was located within the highest levels of the last 20 years, only surpassed by the year 2015. Construction and education were the sectors with the greatest level of conflict, accounting for 30% and 48%, respectively. In 2023, the labor conflict index was 14.4% higher compared to 2022 and 2.4% higher compared to 2015. Construction and education were the sectors with the greatest level of conflict, accounting for 51% and 26%, respectively. In 2024, the labor conflict index decreased by 44.0% compared to 2023. Construction and education were the sectors with the greatest level of conflict, accounting for 38% and 27%, respectively.

In June 2019, the International Labor Organization’s (“ILO”) Conference Committee on the Application of Standards recommended that Uruguay revise its collective bargaining legislation, after receiving complaints from certain labor unions and business representatives alleging that the collective bargaining legislation affected their freedom of contract. In August 2019, following the recommendations of the ILO, the Republic submitted to the ILO’s Committee of Experts a report describing a series of measures adopted towards the full implementation of the ILO’s practices on collective bargaining and on the right to unionize. On October 31, 2019, in furtherance of the ILO’s request, the Executive Power submitted draft legislation to Congress (while it was in session), including amendments to the collective bargaining law. In 2020, the Consejo Superior Tripartito, a labor relations governance body and the Ministerio de Trabajo y Seguridad Social (MTSS), proposed the formation of a new working group to address Uruguay’s commitments to ILO’s conventions and to draft a new bill addressing the legislation. On May 17, 2023, Congress enacted Law No. 20,145, introducing certain amendments to the collective bargaining law in line with ILO’s recommendations.

Wages

The following table sets forth information relating to wages for the periods indicated.

Average Real Wages

(annual average % change from previous year)

	2020	2021	2022	2023	2024
Average real wages	(1.7)%	(1.5)%	(0.6)%	3.7%	2.6%
Public sector	(0.7)	(1.6)	(0.5)	3.3	3.1
Private sector	(2.3)	(1.4)	(0.6)	4.3	1.7

Source: National Institute of Statistics.

Since 2005, increases in nominal wages have been negotiated within the context of a collective bargaining mechanism involving the principal sectors of the economy (with government participation in the negotiations), and almost always providing for backward-indexation of wages. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does so once a year. On July 7, 2020, the government and unions reached an agreement, pursuant to which (i) nominal wages were set to increase by 3% for the most affected sectors (i.e., those where the workforce fell by 10% from November 2019 to November 2020), (ii) a final corrective adjustment for inflation (discounted by Uruguay’s GDP decrease in 2020), and (iii) workers with nominal wages equal to or lower than Ps. 22,595 as of January 1, 2020 were set to receive an additional 1% increase in nominal wages, which will not be deducted from the final corrective adjustment.

On July 7 2021, the government introduced a set of wage-setting guidelines for the ninth private sector wage negotiation round, as the terms of the eighth round expired on June 30, 2021. These guidelines classified sectors into the most affected by the COVID-19 pandemic (such as tourism and entertainment) and the least affected. In the case of the former sectors, wages were set to increase by 3% in January 2022 and the agreement would be in force for one year. For the sectors that were least affected by the pandemic, the guidelines proposed a two-year agreement, with semi-annual increases linked to inflation projections and a wage recovery increase of 1.6% as of July 2023 (except for very small enterprises, which will have a real wage increase of 1%).

In 2020, real wages decreased by 1.7% on average, with a decrease in public sector real wages of 0.7% and a decrease in private sector real wages of 2.3%. In 2021, real wages decreased by 1.5% on average, with a decrease in public sector real wages of 1.6% and a decrease in private sector real wages of 1.4%. In 2022, real wages decreased by 0.6% on average, with a decrease in public sector real wages of 0.5% and a decrease in private sector real wages of 0.6%. In 2023, real wages increased by 3.7% on average, with an increase in public sector real wages of 3.3% and an increase in private sector real wages of 4.3%. In 2024, real wages increased by 2.6% on average, with an increase in public sector real wages of 3.1% and an increase in private sector real wages of 1.7%.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016 (the “Adequacy Plan to International Standards”), which implied a GDP increase in nominal terms compared to prior measurements, mainly due to greater coverage in certain activities that incorporated new sources of information.

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Nominal GDP by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in GDP by Expenditure” are based on 2016 prices (in accordance with the Adequacy Plan to International Standards) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(millions of 2016 pesos, except as otherwise indicated)

	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
GDP	Ps.	1,652,054	Ps.	1,748,604	Ps.	1,827,050	Ps.	1,840,609	Ps.	1,897,820
Imports of goods and services		365,480		432,646		494,494		522,678		514,975

Total supply of goods and services		2,017,533		2,181,250		2,321,544		2,363,287		2,412,796
Exports of goods and services		438,319		502,522		559,262		563,933		610,925

Total goods and services available for domestic expenditures	Ps.	1,579,214	Ps.	1,678,698	Ps.	1,762,283	Ps.	1,799,355	Ps.	1,801,871

Allocation of total goods and services:
Consumption (public and private)		1,319,793		1,369,414		1,435,495		1,475,273		1,500,852
Gross investment (public and private)		259,421		309,284		326,788		324,082		301,019

Total domestic expenditures	Ps.	1,579,214	Ps.	1,678,698	Ps.	1,762,283	Ps.	1,799,355	Ps.	1,801,871

GDP growth (%)(2)		(7.4)%		5.8%		4.5%		0.7%		3.1%

(1)	Preliminary data.
(2)	% change from previous year, 2016 prices.

Source: Banco Central.

Nominal GDP by Expenditure

(% of total nominal GDP)

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
Private Consumption	61.1%	57.4%	59.4%	62.1%	62.2%
Government and NPISH consumption	18.1	16.8	16.4	17.0	17.2
Gross Fixed Investment	15.4	17.7	19.0	17.2	16.2
Exports of goods and services	26.2	32.9	33.3	28.1	28.8
Imports of goods and services	21.5%	25.4%	27.7%	24.8%	23.7%

(1)	Preliminary data.

Source: Banco Central.

Change in GDP by Expenditure

(% change from previous year, 2016 prices)

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
Private Consumption	(8.6)%	3.2%	5.4%	3.7%	1.7%
Government and NPISH consumption	(5.1)	5.6	2.6	(0.7)	2.0
Gross Fixed Investment	(2.0)	18.8	12.3	(5.7)	(1.3)
Exports of goods and services	(14.3)	14.7	11.3	0.8	8.3
Imports of goods and services	(11.2)%	18.4%	14.3%	5.7%	(1.5)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial services sector, the health, education, real estate and other business services sector and the public administration sector.

In 2024, GDP increased by 3.1% in real terms, after increasing by 0.7%, 4.5% and 5.8% in 2023, 2022 and 2021, respectively. In 2020, GDP decreased by 7.4%. The increase in real GDP in 2024 was mainly attributable to a growth in the agricultural sector, driven by an increase in the 2023/2024 harvest in comparison to the 2022/2023 harvest, which was affected by a drought, the increased production in generation of hydroelectric energy, the growth in trade and the increased production of cellulose. In 2024, services accounted for approximately 72.2% of GDP, while the manufacturing and primary activities sectors together accounted for 16.3% of GDP.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Nominal GDP by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in GDP by Sector” are based on 2016 prices to eliminate distortions introduced by changes in relative prices.

Nominal GDP by Sector

(in millions of US$ and % of GDP, nominal prices)

	2020(1)			2021(1)			2022(1)			2023(1)			2024(1)
Primary activities(2)	US$	3,963	7.4%	US$	4,829	8.0%	US$	4,998	7.1%	US$	4,881	6.3%	US$	5,330	6.6%
Manufacturing		5,202	9.7		6,361	10.5		7,385	10.5		7,600	9.7		7,846	9.7
Electricity, gas and water		1,347	2.5		1,666	2.7		1,584	2.2		1,604	2.1		1,861	2.3
Construction		2,429	4.5		2,612	4.3		3,419	4.8		3,731	4.8		3,729	4.6
Commerce, restaurants and hotels		6,655	12.4		9,384	15.4		10,696	15.2		11,391	14.6		11,401	14.1
Transportation, storage, information and communications		4,630	8.6		5,124	8.4		5,865	8.3		6,430	8.2		6,666	8.2
Financial Services		2,577	4.8		2,746	4.5		3,166	4.5		3,769	4.8		3,984	4.9
Professional activities and leasing		3,719	6.9		4,327	7.1		5,312	7.5		6,164	7.9		6,422	7.9
Public administration activities		2,896	5.4		2,854	4.7		3,354	4.8		3,948	5.1		4,167	5.1
Health, education, real estate and other services		14,131	26.4		14,061	23.1		16,626	23.5		19,505	25.0		20,199	24.9
GDP (in millions of US$ at nominal prices)	US$	53,557	100.0%	US$	60,741	100.0%	US$	70,600	100.0%	US$	77,997	100.0%	US$	80,961	100.0%

Nominal GDP per capita(3)	US$	15,168		US$	17,144		US$	19,860		US$	21,869		US$	22,628

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Figures refer to nominal GDP and are not adjusted by purchasing power.

Source: Banco Central.

Change in GDP by Sector

(% change from previous year, 2016 prices)

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
Primary activities(2)	(7.9)	12.6	(10.4)	8.6	11.3
Manufacturing	(9.6)	9.2	3.9	(2.0)	3.2
Electricity, gas and water	(15.4)	6.5	5.6	(9.5)	19.6
Construction	1.7	1.2	10.7	(3.2)	(1.6)
Commerce, restaurants and hotels	(10.4)	10.6	5.1	0.9	3.2
Transportation, storage, information and communications	(7.9)	9.9	2.7	1.6	1.8
Financial Services	(0.7)	4.3	(3.2)	2.6	4.8
Professional activities and leasing	(11.0)	13.4	9.6	1.9	0.9
Public administration activities	0.4	(5.4)	4.2	0.5	3.0
Health, education, real estate and other services	(7.1)	(0.3)	7.8	1.2	0.9

Total GDP	(7.4)	5.8	4.5	0.7	3.1

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Primary Activities

The primary activities sector includes agriculture, livestock, fishing and mining. Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction.

In 2020, primary activities contracted by 7.9%, mainly due to a decrease in livestock production and soybean production, which was partially offset by a favorable performance of winter crops and a greater demand for wood. In 2021, the sector grew by 12.6%, explained by an increase in cereals and oilseeds production and livestock production, which was partially offset by a reduction in forestry and fishery production. In 2022, the sector contracted by 10.4% as a result of a decrease in agriculture and livestock production. In 2023, the sector grew by 8.6% due to an increase in agriculture and forestry production. In 2024, primary activities grew by 11.3% due to an increase in agriculture and forestry production, while livestock production remained relatively stable compared to the previous year.

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
Cattle (in thousands of heads slaughtered)	2,019	2,534	2,405	2,291	2,241
Milk (in millions of liters)	2,078	2,118	2,089	2,114	2,039
Wool (in tons)	23,687	24,581	23,713	22,798	n.a.

(1)	Preliminary data.
n.a. =	not available.

Source: Banco Central.

Manufacturing

Manufacturing accounted for 9.7% of nominal GDP in 2024. In 2020, the manufacturing sector contracted by 9.6% compared to 2019, mainly due to a decrease in oil-refining, manufacture of other food products, textile activities and meat-packing, which was partially offset by an increase in the manufacture of grain mill products and prepared animal feeds and the production of pulp-mills. In 2021, most of the economic activities in the manufacturing sector presented a recovery compared to the contraction in 2020, resulting in a 9.2% increase in such sector. This recovery was more pronounced in highly export-oriented activities, as a result of the increase in external demand with respect to the previous year and an increased demand in the oil-refining industry. In 2022, the sector grew 3.9% as a result of the increase in the oil-refining, automotive, wood products and meat-packing industries, partially offset by the decrease in pulp-mills industries, metal products and pharmaceutical and cleaning products. In

2023, the manufacturing sector contracted by 2.0% in real terms compared to 2022, mainly due to a reduction in oil-refining production resulting from the temporary closure of a refinery for maintenance purposes, which was partially offset by an increase in the production of pulp-mills due to the beginning of activities in the third pulp-mill plant. In 2024, the manufacturing sector increased by 3.2% in real terms compared to 2023, mainly due to an increase in the production of pulp-mills partially offset by the reduction of oil-refining production resulting from the temporary closure of a refinery for maintenance purposes.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and wind-power and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay has imported electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The building of the line, with a transmission capacity of 500MW, was completed in 2016 and Uruguay made its first exports of electricity to Brazil in May 2017. Uruguay also exports electricity to Argentina. In 2024, Uruguay’s electricity exports to Brazil and Argentina accounted for US$16.9 million and US$116.4 million, respectively, compared to U.S.$1.1 million and U.S.$19.8 million, respectively, in 2023. The increase in electricity exports to Argentina was primarily attributable to adverse effects from the 2023 drought, which impacted electricity generation, resulting in decreased availability of electricity for export purposes during such year, a factor that was reversed in 2024.

Uruguay imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore exposed to fluctuations in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on-shore and off-shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. See “The Economy—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated. In 2020, the electricity, gas and water sector contracted by 15.4%, mainly due to a lower generation of hydro energy. In 2021, the electricity, gas and water sector grew by 6.5%, mainly due to an increase in the generation of both gas oil/fuel oil and hydroelectric energy to supply the increase in external demand. In 2022, the sector grew by 5.6%, mainly as a result of the change in the composition of electric generation, with a greater share of hydroelectric generation and a lower share of gas and fuel oil generation. In 2023, the sector contracted by 9.5%, mainly due to a significant increase in energy imports as a result of the drought experienced in 2023, and a decrease in exports, primarily to Argentina. In 2024, the sector grew by 19.6% due to an increase in the electricity generation derived from renewable sources, augmenting hydroelectric generation and reducing thermic generation. Additionally, electricity exports increased and electricity imports decreased in comparision to the previous year, mainly as a result of the drought experienced in 2023. In 2024, 33.2% of total electricity generation derived from wind energy, 50.4% from hydroelectric energy, 15.8% from biomass waste and others and 0.6% from gas oil, fuel oil and natural gas.

Construction

In 2020, the construction sector grew by 1.7% in real terms, mainly due to work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM, which was partially offset by a decrease in the construction of buildings and other public works. In 2021, the construction sector grew by 1.2% in real terms, mainly due to an increase in investments in buildings and other constructions. In 2022, the construction sector grew by 10.7%, mainly due to the increase in investments in buildings and other constructions, related to the new paper pulp mill and railway line works. In 2023, the construction sector contracted by 3.2% in real terms, mainly due to the completion of the construction of the third pulp-mill plant and reduced investment in the final stages of the Central Railway construction, which was partially offset by the growth in the construction of energy lines and pipelines. In 2024, the construction sector contracted by 1.6%, mainly due to the finalization of the Central Railway construction and the decrease in investments in communication lines.

Commerce, Restaurants and Hotels

In 2020, the commerce, restaurants and hotel sectors contracted by 10.4% in real terms, mainly driven a significant decrease in inbound tourism due to the closure of borders as a result of the COVID-19 outbreak, and accounted for 12.4% of GDP. In 2021, the commerce, restaurants and hotel sectors grew by 10.6% in real terms, mainly driven by an increase in social mobility and, towards the end of the year, an increase in tourism due to the reopening of borders, and accounted for 15.4% of GDP. In 2022, the commerce, restaurants and hotels sector grew by 5.1%, mainly due to the increase in tourism associated with the reopening of borders, and accounted for 15.2% of GDP. In 2023, the commerce, restaurants and hotels sector grew by 0.9% in real terms, mainly driven by increased fuel commercialization given by the temporary closure of a refinery for maintenance purposes, and an increase in accommodation and food services, which was in turn primarily driven by increased dynamism of inbound tourism. In 2024, the commerce, restaurants and hotel sectors grew by 3.2%, mainly as a result of an increase in (i) the commercialization of soybean and oil-products, (ii) the commercialization of durables goods and (iii) the restaurants and hotel sub-sectors, primarily as a result of the reduction of outbound tourism to Argentina.

Transportation, Storage, Information and Communications

In 2020, the transportation, storage, information and communications sector contracted by 7.9%, mainly due to a decrease in passenger transport services as a result of mobility restrictions imposed by the government to address the COVID-19 outbreak. This decrease was partially offset by an increase in the use of data services. In 2021, the transportation, storage, information and communications sector grew by 9.9%, mainly due to a recovery in transport services as a result of the increase in social mobility and the dynamism of the communications and information sectors. In 2022, the transportation, storage, information and communications sector grew by 2.7%, mainly as a result of the end of mobility restrictions imposed by the government to address the COVID-19 outbreak. In 2023, the transportation, storage, information and communications sector grew by 1.6% in real terms, due to an increase in transportation and communications services, which was partially offset by a decrease in information services. In 2024, the transportation, storage, information and communications sector grew by 1.8%, mainly due to the increase of freight transport, support activities for transportation and storage.

Financial Services

In 2020, the financial services sector contracted by 0.7% in real terms. In 2021, the financial services sector grew by 4.3% in real terms. This growth was mainly driven by the increase in financial services other than insurance and pensions. In 2022, the financial sector contracted by 3.2%, mainly driven by the decrease in indirectly measured financial intermediation services (FISIM). In 2023, the financial sector increased by 2.6%, driven by an increase in all financial services. In 2023, the financial services sector accounted for approximately 4.8% of nominal GDP. In 2024, the financial services sector increased by 4.8% and accounted for approximately 4.9% of nominal GDP.

Health, education, real estate and other services

In 2024, the health, education, real estate and other services sector grew by 0.9% in real terms, mainly due an increase in the arts, entertainment and recreation activities, real estate services and education services. In 2024, the health, education, real estate and other services sector represented 24.9% of GDP.

FOREIGN MERCHANDISE TRADE

Uruguay’s merchandise exports primarily comprise commodities (farm products, such as meat and grains, and paper pulp).

In 2020, merchandise exports decreased by 13.0% (measured in U.S. dollars), mainly as a result of a decrease in exports of processed meats and paper pulp. In 2021, merchandise exports increased by 47.2% (measured in U.S. dollars), mainly as a result of an increase in exports of processed meats, paper pulp and agricultural products. In 2022, merchandise exports increased by 17.5% (measured in U.S. dollars) compared to 2021, mainly as a result of an increase in exports of processed meats, agricultural products and paper pulp. In 2023, merchandise exports decreased by 14.1% (measured in U.S. dollars) compared to 2022, mainly as a result of a decrease in exports of agricultural products and processed meats. In 2024, merchandise exports increased by 10.4% (measured in U.S. dollars) compared to 2023, mainly as a result of an increase in exports of agricultural products and paper pulp.

In 2020, merchandise imports decreased by 8.3% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate and consumer goods. In 2021, merchandise imports increased by 36.4% (measured in U.S. dollars), mainly as a result of an increase in imports of intermediate, consumer and capital goods. In 2022, merchandise imports increased by 25.7% (measured in U.S. dollars) compared to 2021, mainly as a result of an increase in imports of consumer and intermediate goods. In 2023, merchandise imports decreased by 3.8% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate goods. In 2024, merchandise imports increased by 0.3% (measured in U.S. dollars), mainly as a result of an increase in imports of consumer goods and a decrease in intermediate goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.” The increased competitiveness of Uruguayan exports in the global economy since 2002 resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports.

Exports to Argentina and Brazil accounted for 17.0% in 2020, 19.3% in 2021, 18.9% in 2022, 24.6% in 2023 and 19.8% in 2024. Even more significantly, Argentina and Brazil accounted for 34.1% of total imports in 2020, 32.7% in 2021, 31.4 % in 2022, 33.9% in 2023 and 34.1% in 2024. In 2020, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included chemicals, wire and electrical supplies. In 2021, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included chemicals, wire and electrical supplies. In 2022, exports to Brazil included manufacture of motor vehicles, malted drinks and malt and dairy products, and exports to Argentina included agricultural products, electric power and motor vehicles and parts. In 2023, exports to Brazil included manufacture of motor vehicles, malted drinks and malt and dairy products, and exports to Argentina included agricultural products, electric power and motor vehicles and parts. In 2024, exports to Brazil included manufacture of motor vehicles, dairy products, malted drinks and malt, and exports to Argentina included electric power, electrical supplies, agricultural products, pharmaceutical products and motor vehicles and parts.

Exports to China accounted for 17.5% in 2020, 22.1% in 2021, 17.5% in 2022, 19.5% in 2023 and 10.7% in 2024. On balance, trade between Uruguay and China has historically favored China. In 2023 and 2024, trade between Uruguay and China favored China by US$831 million in 2023 and US$1,371 million in 2024. In recent years, exports to China included live cattle, meat by-products, wood, dairy products, sheep and wool and barley.

The United States is another of Uruguay’s major trading partners. The United States has attracted an increasing percentage of Uruguay’s total merchandise exports in recent years. In 2020, the weight of exports to the United States increased to 5.7% whereas imports accounted for 11.4% of total imports. In 2021, the weight of exports to the United States decreased to 4.6% whereas imports accounted for 9.0% of total imports. In 2022, the weight of exports to the United States increased to 5.1% whereas imports accounted for 15.8% of total imports. In 2023, the weight of exports to the United States increased to 6.3% of total exports whereas imports from the United States accounted for 8.8% of total imports. In 2024, the weight of exports to the United States increased to 7.3% of total exports whereas imports from the United States accounted for 6.3% of total imports.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice, textiles and more recently, paper pulp. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports. The government has promoted pulp mills to increase and diversify exports, increase productivity and long-term prospects for Uruguay’s economy. See “Balance of Payments—Foreign Investment.”

In 2020, merchandise exports totaled US$8.0 billion, representing a 13.0% decrease compared to 2019, mainly as a result of a decrease in exports of processed meats and paper pulp. Exports of paper pulp accounted for 13.8% of Uruguay´s total exports in 2020. In 2021, merchandise exports totaled US$11.7 billion, representing a 47.2% increase compared to 2020, mainly as a result of an increase in exports of processed meats, paper pulp and agricultural products. Exports of paper pulp accounted for 13.6% of Uruguay’s total exports in 2021. In 2022, merchandise exports totaled US$13.7 billion, representing a 17.5% increase compared to 2021, mainly as a result of an increase in exports of agricultural products, motor vehicles and parts and paper pulp. Exports of paper pulp accounted for 13.8% of Uruguay’s total exports in 2022. In 2023, merchandise exports totaled US$11.8 billion, representing a 14.1% decrease compared to 2022, primarily due to a decrease in exports of agricultural products processed meats and chemicals. Exports of paper pulp accounted for 15.7% of Uruguay’s total exports in 2023. In 2024, merchandise exports totaled US$13.0 billion, representing a 10.4% decrease compared to 2023, primarily due to an increase in exports of agricultural products and paper pulp. Exports of paper pulp accounted for 19.8% of Uruguay’s total exports in 2024.

In 2020, exports of wheat and rice mills and chemicals increased by 30.2% and 1.9%, respectively, each as compared to 2019, while exports of agricultural products, processed meats, leather goods, paper pulp and motor vehicles decreased by 18.3%, 11.2%, 47%, 25.3% and 29.6%. During the second half of 2020, prices of certain of Uruguay’s goods exports reflected an upward trend. In particular, the price of soybeans reached a six-year maximum (increasing from 346 US$/ton as of December 31, 2019 to 520 US$/ton as of March 31, 2021), supported by higher demand from China and adverse weather conditions in several large producing countries.

In 2021, exports of wheat and rice mills decreased by 18.3%, compared to 2020, while exports of agricultural products, processed meats, leather goods, paper pulp and motor vehicles increased by 27.6%, 57.5%, 61.6%, 42.5% and 72.3% respectively, each as compared to 2020.

In 2022, exports of textiles decreased by 3.5%, compared to 2021, while exports of agricultural products, processed meats, dairy products, wheat and rice mills, paper pulp and motor vehicles increased by 96.2%, 3.8%, 17.0%, 19.6%, 18.6% and 129.4% respectively, each as compared to 2021.

In 2023, exports of agricultural products, processed meats, textiles, leather goods and chemicals decreased by 57.4%, 17.1%, 23.5%, 21.5% and 11.2%, respectively, each as compared to 2022, while exports of wheat and rice mills increased by 20.4% compared to 2022.

In 2024, exports of processed meats, textiles and dairy products decreased by 3.1%, 11.9% and 1.1%, respectively, each as compared to 2023, while exports of agricultural products, wheat and rice mills, leather goods, paper pulp and motor vehicles and parts increased by 64.0%, 1.3%, 7.9%, 38.7% and 22.7%, respectively, each as compared to 2023.

In 2020, total imports decreased by 8.3% compared to 2019, of which 32.4% represented consumer goods, 52.9% intermediate goods and 14.6% capital goods. In 2021, total imports increased by 36.4% compared to 2020, of which 28.8% represented consumer goods, 56.1% intermediate goods and 15.1% capital goods. In 2022, total imports increased by 25.7% compared to 2021, of which 26.9% represented consumer goods, 57.9% intermediate goods and 15.2% capital goods. In 2023, total imports decreased by 3.8% compared to 2022, of which 29.0% represented consumer goods, 54.5% intermediate goods and 16.6% capital goods. In 2024, total imports increased by 0.3% compared to 2023, of which 31.3% represented consumer goods, 52.1% intermediate goods and 16.5% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2020			2021			2022			2023(1)			2024(1)
EXPORTS (FOB)
Agricultural products	US$	1,040	13.1%	US$	1,328	11.3%	US$	2,605	18.9%	US$	1,109	9.4%	US$	1,818	13.9%
Processed meats		1,953	24.5		3,071	26.2		3,190	23.2		2,644	22.4		2,562	19.6
Dairy products		640	8.0		734	6.3		859	6.2		805	6.8		796	6.1
Wheat and rice mills		418	5.2		342	2.9		408	3.0		492	4.2		498	3.8
Other foodstuffs		686	8.6		857	7.3		977	7.1		1,085	9.2		1,122	8.6
Textiles		76	1.0		127	1.1		122	0.9		94	0.8		82	0.6
Leather goods		78	1.0		126	1.1		132	1.0		104	0.9		112	0.9
Paper pulp		1,096	13.8		1,563	13.3		1,903	13.8		1,861	15.7		2,581	19.8
Chemicals		429	5.4		536	4.6		589	4.3		523	4.4		531	4.1
Oil and refined products		6	0.1		12	0.1		2	—		2	—		—	—
Plastic products		163	2.0		185	1.6		229	1.7		211	1.8		222	1.7
Motor vehicles and parts		113	1.4		194	1.7		445	3.2		426	3.6		523	4.0
Other		1,265	15.9		2,643	22.6		2,304	16.7		2465	20.9		2,205	16.9

Total exports	US$	7,961	100.0%	US$	11,717	100.0%	US$	13,765	100.0%	US$	11,819	100.0%	US$	13,054	100.0%

IMPORTS (CIF)
Consumer goods	US$	2,452	32.4%	US$	2,968	28.8%	US$	3,494	26.9%	US$	3,619	29.0%	US$	3,922	31.3%
Intermediate goods		4,005	52.9		5,793	56.1		7,510	57.9		6,800	54.5		6,529	52.1
Capital goods		1,107	14.6		1,559	15.1		1,970	15.2		2,068	16.6		2,072	16.5

Total imports	US$	7,564	100.0%	US$	10,320	100.0%	US$	12,973	100.0%	US$	12,486	100.0%	US$	12,523	100.0%

Merchandise trade balance	US$	397		US$	1,397		US$	792		US$	-637		US$	531

(1)	Preliminary data.

Source: Banco Central.

Geographical Distribution of Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2020			2021			2022			2023(1)			2024(1)
EXPORTS (FOB)
Americas:
Argentina	US$	300	3.3%	US$	469	4.0%	US$	905	6.6%	US$	468	4.0%	US$	553	4.2%
Brazil		1,054	11.5		1,742	14.9		1,676	12.2		1,890	20.6		2,033	15.6
United States		518	5.7		540	4.6		696	5.1		744	8.1		959	7.3
Other		803	8.8		816	7.0		1,015	7.4		1,039	11.3		878	6.7

Total Americas		2,675	29.2		3,567	30.4		4,292	31.2		4,142	45.2		4,424	33.9

Europe:
European Union:
France		33	0.4		49	0.4		45	0.3		72	0.9		30	0.2
Germany		81	1.0		88	0.7		86	0.6		93	1.2		81	0.6
Italy		75	0.9		98	0.8		96	0.7		95	1.2		98	0.8
United Kingdom		40	0.5		73	0.6		99	0.7		83	1.0		77	0.6
Other EU		347	4.4		485	4.1		652	4.7		568	7.1		582	4.5
Total EU		575	7.2		792	6.8		978	7.1		911	11.4		868	6.7
EFTA(2) and other		297	3.7		302	2.6		195	1.4		374	4.7		437	3.3

Total Europe		872	11.0		1,094	9.3		1,173	8.5		1,284	16.1		1,305	10.0

Africa		329	4.1		295	2.5		370	2.7		275	3.4		383	2.9
Asia		1,651	20.7		2,997	25.6		2,874	20,9		1,913	24.0		1,823	14.0
China		1,390	17.5		2,594	22.1		2,404	17.5		1,553	19.5		1,400	10.7
Middle East		188	2.4		371	3.2		334	2.4		181	2.3		256	2.0
Free Trade Zone(3)		1,098	13.8		2,182	18.6		2,582	18.8		2,599	32.6		2,839	21.8
Other		1,149	14.4		1,211	10.3		2,140	15.5		1,425	17.9		2,023	15.5

Total	US$	7,961	100.0%	US$	11,717	100.0%	US$	13,765	100.0%	US$	11,819	100.0%	US$	13,054	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	985	13.0%	US$	1,310	12.7%	US$	1,488	11.5%	US$	1,497	12.0%	US$	1,609	12.9%
Brazil		1,594	21,1		2,060	20.0		2,582	19.9		2,731	21.9		2,657	21.2
United States		863	11.4		927	9.0		2,046	15.8		1,100	8.8		798	6.4
Other		557	7.4		629	6.1		866	6.7		843	6.8		737	5.9

Total Americas		3,998	52.8		4,926	47.7		6,982	53.8		6,171	49.4		5,802	46.3

Europe:
European Union:
France		129	1.7		192	1.9		223	1.7		192	1.5		218	1.7
Germany		212	2.8		270	2.6		298	2.3		292	2.3		301	2.4
Italy		135	1.8		174	1.7		196	1.5		194	1.6		213	1.7
United Kingdom		58	0.8		79	0.8		87	0.7		128	1.0		78	0.6
Other EU		498	6.6		651	6.3		761	5.9		958	7.7		931	7.4
Total EU		1,033	13.7		1,366	13.2		1,565	12.1		1,764	14.1		1,741	13.9
EFTA(2) and other		163	2.2		266	2.6		385	3.0		240	1.9		247	2.0

Total Europe		1,196	15.8		1,632	15.8		1,951	15.0		2,004	16.0		1,987	15.9

Africa		341	4.5		837	8.1		510	3.9		660	5.3		591	4.7
Asia.		1,938	25.6		2,725	26.4		3,276	25.2		3,328	26.7		3,885	31.0
China		1,440	19.0		1,997	19.4		2,349	18.1		2,384	19.1		2,771	22.1
Middle East		66	0.9		167	1.6		221	1.7		292	2.3		223	1.8
Other		26	0.3		33	0.3		34	0.3		32	0.3		34	0.3

Total	US$	7,564	100.0%	US$	10,320	100.0%	US$	12,973	100.0%	US$	12,486	100.0%	US$	12,523	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
(3)	Reflects exports from the free trade zones that are pending assignment of a final destination.

Source: Banco Central.

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

In the three-month period ending March 31, 2020, gross tourism receipts decreased by 13.0% and the number of tourist arrivals decreased by 8.3%. In 2022, gross tourism receipts decreased by 20.4% and the number of tourist arrivals decreased by 23.4%, as compared to pre-pandemic levels in 2019. In 2023, gross tourism receipts increased by 27.2% and the number of tourist arrivals increased by 55.5%. In 2024, gross tourism receipts decreased by 1.4% and the number of tourist arrivals decreased by 12.8%.

In recent years, certain key sectors, such as trading, shared services, regional distribution centers, regional headquarters or software activities, have taken advantage of Uruguay’s business development benefits, reflecting a growth in exports of global services from Uruguay. Companies from these sectors vary significantly in terms of size, employment and turnover, as well as business models.

In 2024, exports of services constituted 30% of total exports. Traditional service exports, such as tourism and transport, experienced their second consecutive year of growth, exceeding pre-COVID-19 pandemic levels. Non-traditional service exports, on the other hand, showed a more moderate decline in 2020 and a robust recovery starting in 2021. By 2024, these exports were 48% higher than in 2019. In terms of the composition of service exports in 2024, tourism represented 32% of the total, professional services 27%, software and IT services 17%, transport and related services 11% and financial services 5%.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
January – March 2020(1)	1,000	675
November-December 2021(1)	233.5	179.4
2022	2,466	1,396
2023	3,835	1,776
2024	3,341	1,750

(1)

Between March 2020 and November 2021, given the COVID-19 pandemic, which resulted in the closure of national borders, the Ministry of Tourism suspended the survey that it regularly conducts in all border posts, impeding the preparation of its quarterly reports during such period.

Source: Ministry of Tourism.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals

(% by country)

	January – March, 2020(1)	November – December, 2021(1)	2022	2023	2024
Argentina	63.0%	52.7%	47.4%	42.9%	51.0%
Brazil	12.6	25.0	15.5	15.5	14.0
Other	37.0	22.4	37.1	41.6	35.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Between March 2020 and November 2021, given the COVID-19 pandemic, which resulted in the closure of national borders, the Ministry of Tourism suspended the survey that it regularly conducts in all border posts, impeding the preparation of its quarterly reports during such period.

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents recovered, reaching US$3.2 billion as of December 2024, representing 10.6% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system.

The tax authorities of Uruguay entered into cooperation agreements to facilitate sharing of tax information with Argentina, Iceland, Denmark, Greenland, Norway, Canada, Australia, Faroe Islands, Sweden, The Netherlands, Chile, United Kingdom and Northern Ireland, Guernsey, South Africa and the United States in the succeeding years. Moreover, in 2016, Uruguay entered into the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for the Cooperation and Economic Development (“OCDE”), an agreement designed to promote international cooperation between state parties for a better operation of national tax laws.

In addition, Uruguay has entered into double taxation agreements, including with regards to the exchange of tax information, with Germany, Hungary, Mexico, Spain, Switzerland, Liechtenstein, Portugal, Ecuador, Malt, South Korea, Finland, India, Romania, United Arab Emirates, Vietnam, United Kingdom, Luxembourg, Singapore, Belgium, Chile, Paraguay, Italy, Japan and Brazil.

BALANCE OF PAYMENTS

On December 30, 2020, following the re-basing of Banco Central’s national account calculations, Banco Central released a new version of balance of payments and international investment position data, with revised information going back to 2012. The data presented in this section conforms to the principles outlined in the sixth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM6”) and is in line with the updated national accounts calculations. See “The Economy—2020-2021: Impact of COVID-19 Pandemic.”

An important source of compositional changes in the balance of payments data occurs through new coverage of intermediation activities by so-called “merchanting” firms in the new surveys. Resident merchanting firms purchase goods (mostly commodities) from non-residents and subsequently resell them to non-residents, without the goods entering the economic territory of Uruguay. These international trade intermediation activities were not accounted for under the previous methodology.

Balance of Payments(1)

(in millions of US$)

	2020		2021		2022(2)		2023(2)		2024(2)
Current Account
Merchandise trade balance	US$	2,257.0	US$	4,729.8	US$	4,236.4	US$	2,215.0	US$	3,469.1
Exports		10,160.6		15,940.9		17,650.8		15,064.3		16,380.8
Imports		7,903.6		11,211.2		13,414.4		12,849.3		12,911.7
Services, net		220.1		(186.5)		(315.5)		471.5		742.8
Primary Income		(2,889.2)		(6,099.2)		(6,758.4)		(5,503.7)		(5,236.0)
Secondary Income(3)		68.6		77.8		162.4		177.1		202.8

Total current account	US$	(343.5)	US$	(1,478.1)	US$	(2,675.1)	US$	(2,640.0)	US$	(821.4)

Capital Account	US$	53.9	US$	(30.0)	US$	2.8	US$	7.9	US$	2.5

Financial Account(4)
Direct Investment		(1,093.8)		(2,545.7)		(2,878.8)		(2,832.2)		2,377.7
Portfolio Investment (5)		1,498.4		1,095.3		1,845.3		1,301.3		(2,412.2)
Financial Derivatives		78.3		421.9		638.8		(419.4)		(481.7)
Other investment		(1,586.3)		(2,316.0)		(602.9)		(895.9)		(225.3)
Variation in Banco Central reserve assets(6)		1,629.8		843.4		(1,578.2)		847.9		1,156.0
of which:
Gold(7)		—		—		—		—		—
Special Drawing Rights (“SDRs”)		(0.5)		583.4		2.3		0.6		(2.5)
IMF Position		24.5		18.4		9.0		(1.7)		(19.2)
Foreign Exchange		(1,023.8)		137.4		(25.2)		1.4		433.9
Other holdings		2,629.6		104.2		(1,564.2)		847.7		743.8

Total financial account	US$	526.4	US$	(187.6)	US$	(2,575.7)	US$	(1,998.3)	US$	414.6

Errors and Omissions(8)	US$	815.9	US$	1,320.5	US$	96.6	US$	633.9	US$	1,233.4

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, including gifts.
(4)

A positive (negative) value means that net acquisition of financial assets abroad by residents was higher (lower) than net incurrence of financial liabilities with non-residents, implying net capital outflows (inflows).

(5)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(6)

Change in Banco Central international reserve assets only records variations due to transactions (and not variations due to revaluations or other variations such as accounting write-offs and cancellations, among others).

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.
(8)	Constitutes a residual item, which is periodically revised as additional information regarding the current, capital and financial accounts becomes available.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, net foreign trade on services, primary income (interest and dividend net payments) and secondary income (current transfers).

In 2020, the current account recorded a deficit of US$343.5 million. The US$1,146.6 decrease in the current account balance compared to 2019 was mainly attributable to two opposing trends. On the one hand, primary income deficit decreased due to lower rents payable on profits earned by foreign direct investment (“FDI”) companies in the country. On the other hand, the balance of goods and services decreased as a result of the COVID-19 pandemic, which affected exports to a greater extent than imports, which fell by 14% and 10%, respectively, when measured in U.S. dollars. The balance of services was severely affected by the COVID-19 pandemic, decreasing to US$220.1 million in 2020 from US$666.3 million in 2019, mainly due to the effect that the closure of national borders had on inbound tourism.

In 2021, the current account recorded a deficit of US$1,478.1 million. The US$1,134.6 million increase in the current account deficit compared to 2020 was mainly attributable to an increase in primary income deficit, primarily due to higher profits from FDI by companies in the country. In addition, during 2021, the balance of goods surplus increased by US$2,472.8 million compared to 2020.

In 2022, the current account recorded a deficit of US$2,675.1 million. The US$1,197.0 million increase in the current account deficit compared to 2021 was mainly attributable to a decrease in the surplus of trade of goods.

In 2023, the current account recorded a deficit of US$2,640.0 million. The US$35.1 million increase in the current account deficit compared to 2022 was mainly attributable to a decrease in goods and services trade surplus, as well as a decrease in the primary income deficit, mainly driven by lower FDI by companies in the country.

In 2024, the current account recorded a deficit of US$821.4 million. The US$1,818.7 million decrease in the current account deficit compared to 2023 was mainly attributable to (i) an increase in the goods and services trade surplus, primarily due to an increase in exports of soybeans and tourism, and (ii) a US$267.7 million decrease in the primary income deficit, primarily due to higher FDI by companies already operating in the country.

Capital Account

Uruguay’s capital account reflects capital transfers and the net acquisition of non-produced, non-financial assets. In 2020, 2022, 2023 and 2024, Uruguay’s capital account recorded a net lending of US$53.9 million, US$2.8 million, US$7.9 million and US$2.5 million, respectively, whereas in 2021, Uruguay’s capital account recorded a net borrowing of US$30.0 million, mainly due to the acquisition of non-produced, non-financial assets from the non-financial private sector.

Financial Account

Uruguay’s financial account includes direct investment, portfolio investment, financial derivatives, other investment and variations in Banco Central reserve assets.

In 2020, the financial account recorded a net lending of US$526.4 million. In 2020, FDI and other investments recorded net inflows of US$2,680.1 million in the aggregate, while portfolio and financial derivatives recorded net outflows of US$1,576.7 million in the aggregate. Banco Central’s reserve assets increased by US$1,629.8 million in 2020. This increase was mainly due to an increase in net purchases of foreign currency by Banco Central and, to a lesser extent, an increase in deposits of the banking system with Banco Central, which were partially offset by a decrease in the deposits from pension funds and the central government with Banco Central.

In 2021, the financial account recorded a net borrowing of US$187.6 million. In 2021, FDI and other investment recorded net inflows of US$2,548.1 million in the aggregate, while portfolio and financial derivatives recorded net outflows of US$1,517.1 million in the aggregate. Banco Central’s reserve assets increased by US$843.4 million in 2021. This increase was mainly due to an increase in deposits of the Uruguayan banking system with Banco Central, a Special Drawing Rights (SDRs) 411 million (approximately US$583 million) allocation from the IMF in August 2021 and, to a lesser extent, net purchases of foreign currency by Banco Central, which were partially offset by a decrease in the deposits from pension funds and the central government with Banco Central.

In 2022, the financial account recorded a net borrowing of US$2,575.7 million. In 2022, FDI and other investment recorded net inflows of US$3,481.7 million, while portfolio and financial derivatives recorded net outflows of US$2,484.1 million in the aggregate. Reserve assets decreased by US$1,578.2 million in 2022, mainly due to a net sale of foreign currency by Banco Central to non-financial public corporations and a decrease in the deposits from the banking system and other institutions with Banco Central.

In 2023, the financial account recorded a net borrowing of US$1,998.3 million. In 2023, FDI, other investment and financial derivatives recorded net inflows of US$4,147.5 million in the aggregate, while portfolio investment recorded net outflows of US$1,301,3 million in the aggregate. Reserve assets increased by US$847.9 million in 2023, mainly due to an increase in net purchases of foreign currency by Banco Central, an increase in the net credit to the central government with Banco Central, which were partially offset by a decrease in the deposits from the banking system.

In 2024, the financial account recorded a net lending of US$414.6 million. In 2024, other investment, portfolio and financial derivatives recorded net inflows of US$3,119.2 million in the aggregate, while FDI recorded net outflows of US$2,377.7 million. Reserve assets increased by US$1,156 million in 2024, mainly due to an increase in net purchases of foreign currency by Banco Central, an increase in the deposits from the banking system and, to a lesser extent, net credit to the central government with Banco Central.

Errors and Omissions

Errors and omissions record current and financial transactions not properly captured in the compilation of balance of payment’s data. A positive sign may be an indication of an underestimation of the result of the current or capital accounts (higher surplus or lower deficit) and/or an overestimation of the net outflow of financial assets (lower outflows or higher inflows).

In 2020, 2021, 2022, 2023 and 2024 errors and omissions recorded a positive value of US$815.9 million, US$1,320.5 million, US$96.6 million, US$633.9 million and US$1,233.4 million, respectively.

International Reserves

As of December 31, 2024, the international reserve assets of Banco Central stood at US$17.4 billion, compared to US$16.3 billion at December 31, 2023.

The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of Banco Central and the Banking System (1)

(in millions of US$)

	As of December 31,
	2020			2021			2022			2023			2024
Banco Central	US$	16,217	(2)	US$	16,953	(3)	US$	15,144	(4)	US$	16,254	(5)	US$	17,374	(6)
Of which gold represents		6			6			6			7			8
Public Banks		2,458			2,336			2,720			3,006			2,980
Private Banks		5,278			5,699			5,839			6,475			4,643

International reserve assets	US$	23,953		US$	24,988		US$	23,703		US$	25,735		US$	24,997

(1)	All figures are at market value as of the date indicated.
(2)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,920 million of public sector financial institutions, with Banco Central.
(3)	This amount includes US$7,126 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,254 million of public sector financial institutions, with Banco Central.
(4)	This amount includes US$6,726 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,469 million of public sector financial institutions, with Banco Central.
(5)	This amount includes US$6,582 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,390 million of public sector financial institutions, with Banco Central.
(6)	This amount includes US$6,896 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,437 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors (including interest rates) affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment Framework

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. There are no restrictions to buying or selling foreign currency in Uruguay. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

Foreign investment in Uruguay was traditionally directed towards the industrial, construction and tourism-related sectors and land. However, since 2004, Uruguay has attracted significant foreign investment in paper pulp mills, renewable energy (wind) and real estate projects. In 2020, 2021, 2022, and 2023, estimated foreign investment accounted for net inflows of US$1.1 billion, US$2.5 billion, US$2.9 billion and US$2.8 billion, respectively, while in 2024, estimated foreign investment accounted for net outflows of US$2.4 billion.

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks and other financial institutions. Banco Central has primary responsibility for implementing monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Under Banco Central’s current charter, the Board of Directors is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Pursuant to its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities that have an aggregate principal amount of up to 10% of the government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under Article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law No. 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law No. 18,401 placed the supervision and regulation of the banking sector and the regulation of insurance companies, the stock market and pension funds under a single agency, the Superintendencia de Servicios Financieros.

Monetary Policy

In September 2007, Banco Central began defining monetary policy by reference to short-term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short-term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short-term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered, at the time, ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso.

On August 6, 2020, Banco Central announced that it would revert to a short-term interest rate target as the monetary policy instrument under the inflation targeting regime, abandoning the use of the monetary base as its principal monetary policy tool. Initially, Banco Central launched a trial period for the operation of short-term instruments (fine-tuning instruments), and on August 17, 2020, it began to issue short-term instruments regularly. In addition, on August 27, 2020, the Macroeconomic Coordination Committee announced it would set the inflation target range between 3%-6% starting in September 2022, reducing the ceiling and narrowing the range by one percentage point as a way of reinforcing the commitment to the disinflation strategy.

On September 3, 2020, in an extraordinary meeting of the COPOM, Banco Central introduced a short-term interest rate target of 4.5%, seeking to provide greater transparency to market signals, while allowing for fine-tuning of monetary policy at higher frequency.

On August 11, 2021, Banco Central increased the reference interest rate (Monetary Policy Rate) by 50 basis points to 5.0%, gradually moderating the expansionary monetary policy implemented following the outbreak of COVID-19. The COPOM also announced its intention to continue moving towards a gradual adjustment in interest rates.

On October 5 and November 11, 2021, Banco Central increased the reference interest rate by 25 basis points and 50 basis points, respectively, to reach 5.75%. In 2022, the COPOM met nine times and increased the reference interest rate by a total of 575 basis points, to reach 11.5%.

Throughout 2023, a total of eight COPOM meetings were held. During these sessions, the Banco Central initiated a reduction of the contractionary phase in its monetary policy, gradually reducing the interest rate by 250 basis points to reach 9.0%. This strategic shift was supported by significant decreases in both headline and core inflation, resulting in inflation figures aligning with the target range by the end of the year. Furthermore, 24-month inflation expectations experienced a downward trend over the last three months of 2023 and approached convergence with the target range in November 2023.

Throughout 2024, a total of eight COPOM meetings were held. In the April 2024 meeting, Banco Central reduced the interest rate by 50 basis points to reach 8.5%. This strategic shift was supported by significant decreases in both headline and core inflation, resulting in inflation figures aligning with the target range by year-end. In the following five meetings held in 2024, the Central Bank kept the policy rate at 8.5% due to inflation remaining around the midpoint of the target range and the gradual convergence of market expectations. Meanwhile, in December 2024, the Central Bank raised the rate by 25 basis points to 8.75%, taking into consideration the global volatility, persistent uncertainty in financial markets, and its impact on the expectations of local agents.

On December 23, 2020, Banco Central proposed a schedule for a gradual reduction in reserve requirements for deposits in local currency, as a counter-cyclical policy response and to buttress the de-dollarization strategy. Pursuant to such schedule, in 2021, reserve requirements for local currency deposits were gradually reduced from 22% to 15% for local currency deposits with a term shorter than 30 days, from 11% to 3% for local currency deposits with a term between 30 to 90 days, from 7% to 2% for local currency deposits with a term between 180 to 365 days and from 5% to 1% for local currency deposits with a term longer than one year. This measure resulted in a total release of funds to the economy in an amount approximately equal to 1% of GDP as of December 31, 2021.

As of December 31, 2023, 69.3% of all deposits held with the banking system were denominated in foreign currency, a 1.42% decrease when compared to December 31, 2022. As of December 31, 2024, 70.0% of all deposits were denominated in foreign currency, a 0.71% increase when compared to December 31, 2023.

Inflation

On December 1, 2022, the INE announced changes in calculation of the CPI, including: (i) moving the calculation base from December 2010 to October 2022, (ii) adding new products such as streaming services, (iii) removing other products, such as postal services and DVD players, and (iv) increasing the amount of collected prices and numbers of shops from 35,000 to 45,000 and from 3,000 to 3,700, respectively.

The following table shows changes in the CPI and the WPI for the years indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
2020	9.4%	3.6%
2021	8.0%	20.7%
2022	8.3%	(1.9%)
2023	5.1%	(2.3%)
2024	5.5%	12.1%

Source: National Institute of Statistics.

In 2020, the inflation rate reached 9.4% (above the 3.0-7.0% target range set by Banco Central), mainly due to the inflationary effects of the depreciation of the peso, following the outbreak of the COVID-19 pandemic. In 2021, the inflation rate reached 8.0% (above the 3.0-7.0% target range set by Banco Central), mainly due to an increase in commodity prices, particularly in the prices of beef and fish. In 2022, the inflation rate reached 8.3% (above the 3.0-7.0% target range initially set by Banco Central, which was modified to 3.0-6.0% in September 2022), mainly due to the impact of the Russia-Ukraine conflict and related sanctions against Russia on commodity prices. In 2023, the inflation rate stood at 5.1%, falling within the target range of 3.0-6.0% set by the Central Bank and marking its lowest level since 2005. This achievement is attributed to the contractionary monetary policy implemented by the Central Bank. Notably, during the first half of 2023, inflationary indicators fluctuated between 7% and 8%, exceeding the predetermined target range. However, starting in June 2023, inflation started to align within the specified range and subsequently began to decline. In April 2025, the inflation rate for the last 12 months averaged around the midpoint of the range, approximately 5%.

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base

(in millions of US$(1))

	As of December 31,
	2020		2021		2022		2023		2024
Currency, including cash in vaults at banks	US$	2,201	US$	2,290	US$	2,514	US$	2,721	US$	2,602
Other		909		714		758		1,159		927

Monetary base	US$	3,110	US$	3,005	US$	3,272	US$	3,880	US$	3,529

(1)	Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data, unless otherwise specified)

	For the year ended December 31,
	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
M1(2)	18.5	17.8	0.4	9.9	12.5
M2 (3)	16.9	15.7	7.1	11.2	13.1
Credit from the financial system	13.6	15.0	12.7	12.3	13.2
Average peso deposit rate (in %, annually)	4.2%	4.5%	8.9%	7.8%	7.1%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

Liquidity and Credit Aggregates

(in millions of US$(1))

	2020(2)		2021(2)		2022(2)		2023(2)		2024(2)
Liquidity aggregates:
Currency, excluding cash in vaults at banks	US$	1,669	US$	1,743	US$	1,939	US$	2,097	US$	2,029
M1(3)		7,018		7,833		8,776		9,906		9,867
M2(4)		9,502		10,410		12,438		14,197		14,220
M3(5)		31,424		34,774		38,120		39,669		40,731
Credit aggregates:
Private sector credit		14,785		15,787		19,286		22,145		22,945
Public sector credit		1,481		1,726		1,752		2,202		2,274

Total domestic credit	US$	16,266	US$	17,513	US$	21,039	US$	24,347	US$	25,219

Deposits:
Uruguayan Peso deposits	US$	7,833	US$	8,667	US$	10,499	US$	12,100	US$	11,433
Foreign currency deposits		25,372		27,821		29,026		28,757		29,787

Total deposits	US$	33,205	US$	36,488	US$	39,525	US$	40,857	US$	41,220

Deposits of non-residents	US$	3,451	US$	3,457	US$	3,344	US$	3,284	US$	3,276

(1)	Exchange rate at the end of the relevant year.
(2)	Preliminary data.
(3)	Currency in circulation plus peso-denominated demand deposits.
(4)	M1 plus peso-denominated savings deposits.
(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.1% in both December 2020 and December 2021, 0.5% in December 2022, 2.7% in December 2023 and 3.3% in December 2024. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system stood at 4.8% in December 2020, 5.1% in December 2021, 9.2% in December 2022, 7.7% in December 2023 and 7.6% in December 2024.

Credit Quality

The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. As of December 31, 2020, the ratio of NPLs to total loans was 2.7% while the provision for NPLs ratio stood at 4.8% (both including Banco Hipotecario). As of December 31, 2021, the ratio of NPLs to total loans was 1.5% while the provision for NPLs ratio stood at 4.2% (both including Banco Hipotecario). As of December 31, 2022, the ratio of NPLs to total loans was 1.5% while the provision for NPLs ratio stood at 4.1% (both including Banco Hipotecario). As of December 31, 2023, the ratio of NPLs to total loans was 1.7% while the provision for NPLs ratio stood at 4.5% (both including Banco Hipotecario). As of December 31, 2024, the ratio of NPLs to total loans was 1.6% while the provision for NPLs ratio stood at 3.8% (both including Banco Hipotecario). For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

Foreign Exchange Market

Between 1990 and June 2002, the Uruguayan peso gradually lost value relative to other currencies. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps. 32.325 per US$1.00. Starting in 2003, the peso strengthened against the U.S. dollar.

In 2008, the appreciation of the peso was temporarily interrupted by the financial crisis. Between June 1, 2013 and April 26, 2016, the peso depreciated 57.3% in line with the fluctuation recorded in other emerging economies.

During 2020, the peso depreciated 13.4% against the U.S. dollar, with a sharp depreciation in the first quarter due to the outbreak of the COVID-19 pandemic, remaining relatively stable during the rest of the year. During 2021, the peso depreciated 5.6% against the U.S. dollar, with a sharp depreciation in the first quarter due to an increase in COVID-19 cases, an appreciation until the end of August 2021 and a depreciation during the rest of the year. During 2022, the peso appreciated 10.3% against the U.S. dollar, with a sharp appreciation during the first semester due to a strong increase in commodity prices and a contractionary monetary policy, and a depreciation during the second semester. During 2023, the peso appreciated 2.6% against the U.S. dollar, with a sharp appreciation during the first semester, followed by a depreciation during the second semester. During 2024, the peso depreciated 12.9% against the U.S. dollar, with a slight depreciation during the first semester, followed by a sharp depreciation during the second semester.

Since the mid-1970s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates

(pesos per US$)

	High	Low	Average	Period-End
2020	45.942	37.194	42.057	42.340
2021	44.695	41.940	43.574	44.695
2022	44.731	38.341	41.126	40.071
2023	40.019	36.160	38.807	39.022
2024	44.728	37.507	40.228	44.066

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

The following table shows the value in pesos of one UI and one UP as of the dates indicated:

Value in pesos as of December 31,	UI	UP
2020	Ps.4.7846	Ps.1.2122
2021	Ps.5.1608	Ps.1.2785
2022	Ps.5.6023	Ps.1.4100
2023	Ps.5.8737	Ps.1.5280
2024	Ps.6.1690	Ps.1.6275

Source: National Institute of Statistics.

THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter, as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, the supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain a minimum capital requirement for systemic risk of up to 2% and an additional capital conservation buffer of 2.5% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which was fully implemented by the end of 2019.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars—impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates—loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs 130 million. The minimum capital required for financial houses and cooperatives with limited licenses is UIs 65 million, and for off-shore banks is US$4.5 million. As of December 31, 2024, one UI was equal to Ps.6.1690.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the nine private banks operating in Uruguay as of December 31, 2024, seven were Uruguayan corporations majority-owned by foreign banks and two were branches of foreign banks. In accordance with current legislation, the Republic guarantees up to US$10,000 of deposits in foreign currency and up to UIs 250,000 of deposits in pesos, including, in both cases, capital and accrued interests.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives: the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, making them subject to the same regulatory requirements. As of December 31, 2024, there were no financial cooperatives holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2024, Banco de la República held approximately 45.2% of deposits of the private non-financial sector within the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from those two institutions.

The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third-largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IDB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito. The rescheduled deposits were repaid commencing in 2004.

On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IDB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law No. 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002, and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, which was set up as a private bank, although its capital was initially owned by the government, and acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by the new commercial bank entitle depositors to a pro-rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. To fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

Beginning in March 2003, the level of deposits by the non-financial private sector started to increase and by December 2003, such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. As of December 31, 2020, Banco Hipotecario had US$1.75 billion of assets and US$0.84 billion of capital. As of December 31, 2021, Banco Hipotecario had US$1.79 billion of assets and US$0.85 billion of capital, and remained in full compliance with Uruguay’s minimum capital adequacy ratios requirements. As of December 31, 2022, Banco Hipotecario had US$2.13 billion of assets and US$1.01 billion of capital, and remained in full compliance with Uruguay’s minimum capital adequacy ratios requirements. As of December 31, 2023, Banco Hipotecario had US$2.25 billion of assets and US$1.07 billion of capital, and remained in full compliance with Uruguay’s minimum capital adequacy ratios requirements. As of December 31, 2024 Banco Hipotecario del Uruguay had US$2.11 billion of assets and US$1.07 billion in capital, and remained in full compliance with Uruguay’s minimum capital adequacy ratios requirements.

In 2008, the Uruguayan financial system felt some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion.

In 2020, deposits of the non-financial private sector with the banking system stood at US$32.3 billion as of December 31, 2020. As of December 31, 2020, approximately 77.3% of these deposits were denominated in U.S. dollars and 10.3% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system decreased by 0.9%, totaling US$14.5 billion as of December 31, 2020 (of which approximately 50.1% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 1.4% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2020 (2.8% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2020 represented 15.8% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.98. Bank credit to the non-financial sector represented approximately 28.6% of Uruguay’s GDP.

In 2021, deposits of the non-financial private sector with the banking system stood at US$35.4 billion as of December 31, 2021. As of December 31, 2021, approximately 77.2% of these deposits were denominated in U.S. dollars and 9.5% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 6.9%, totaling US$15.5 billion as of December 31, 2021 (of which approximately 50.7% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 3.4% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.5% as of December 31, 2021.

Regulatory capital as of December 31, 2021 represented 16.3% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.84. Bank credit to the non-financial sector represented approximately 28.8% of Uruguay’s GDP.

In 2022, deposits of the non-financial private sector with the banking system stood at US$38.1 billion as of December 31, 2022. As of December 31, 2022, approximately 75.0% of these deposits were denominated in U.S. dollars and 8.7% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 22.0%, totaling US$19.0 billion as of December 31, 2022 (of which approximately 48.0% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 2.9% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.5% as of December 31, 2022.

Regulatory capital as of December 31, 2022 represented 16.8% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.89. Bank credit to the non-financial sector represented approximately 28.0% of Uruguay’s GDP.

In 2023, deposits of the non-financial private sector with the banking system stood at US$39.5 billion as of December 31, 2023. As of December 31, 2023, approximately 71.5% of these deposits were denominated in U.S. dollars and 8.1% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 13.3%, totaling US$ 21.5 billion as of December 31, 2023 (of which approximately 48.1% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 3.9% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.8% as of December 31, 2023.

Regulatory capital as of December 31, 2023 represented 17.0% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.90. Bank credit to the non-financial sector represented approximately 30.4% of Uruguay’s GDP.

In 2024, deposits of the non-financial private sector with the banking system stood at US$40.9 billion as of December 31, 2024. As of December 31, 2024, approximately 71.8% of these deposits were denominated in U.S. dollars and 8.4% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 15.6%, totaling US$22.1 billion as of December 31, 2024 (of which approximately 50.4% were granted in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 4.3% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 1.6% as of December 31, 2024.

Regulatory capital as of December 31, 2024 represented 17.1% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.92. Bank credit to the non-financial sector represented approximately 32.5% of Uruguay’s GDP.

In May 2024, Congress enacted Law No. 20,237 providing for debt forgiveness or lower interest rates for debtors of Banco Hipotecario with wage-indexed mortgages. The government assumed the losses that Banco Hipotecario incurred as a result of Law No. 20,237 and, as a result, Banco Hipotecario’s financial statements had a reduction in loan valuation of approximately US$350 million (about 22.7% of pre-existing loans) and a corresponding increase in government debt.

The authorities continue to monitor the overall condition of the banking sector closely to take early action on a case-by-case basis and correct any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of the dates indicated:

Classification of Aggregate Assets of the Uruguayan Banking System (1)

(as of December 31, 2024 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	26,802	24	205,847	37,256	65,698	42,442	5,832	9,325	393,227
Privately owned banks	70,075	1,242	559,001	129,927	129,907	21,146	12,770	8,237	932,311
Financial houses	126	5	3	39	49	85	4	—	311
Cooperatives	34	—	496	32	68	118	19	160	927

Total	97,038	1,271	765,348	167,253	195,722	63,791	18,624	17,724	1,326,771

Percentage	7.3%	0.1%	57.7%	12.6%	14.8%	4.8%	1.4%	1.3%	100.0%

(1)	Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System (1)

(Based on payment behavior of clients)

(as of December 31, 2024)

Institution Type	Performing Loans	NPLs
Banco de la República	99.4%	0.6%
Banco Hipotecario del Uruguay	99.9%	0.1%
Private banks	99.6%	0.4%
Cooperatives	97.7%	2.3%
Financial houses	100.0%	0.0%

Total	99.6%	0.4%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System for

Gross NPLs (1)

(as of December 31, 2024)

Institution Type	Provisions
Banco de la República	330%
Banco Hipotecario del Uruguay	2,344%
Private banks	312%
Cooperatives	127%
Financial houses	—

Total	329%

(1)	Total provisions as a percentage of gross NPLs to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

			As of December 31,
	2019	2020	2021	2022	2023	2024
	Number	Number	Number	Number	Number	Number(1)	Loans(2)	Deposits(3)
Financial Institutions:
State-owned	2	2	2	2	2	2	33.5%	46.3%
Privately-owned(1)	11	11	11	10	10	10	66.4%	53.7%
Cooperatives	1	1	1	1	1	1	0.1%	0.0%

Total	14	14	14	13	13	13	100.0%	100.0%

(1)	At December 31, 2024, includes nine banks and one financial house.
(2)	Loans to non-financial sector, net of provisions.
(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector

(% of total credit)

	Private Commercial Banks(1)		Banco de la República
As of December 31,	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
2019	25.0	42.9	18.8	13.3
2020	25.6	42.5	18.5	13.5
2021	26.6	43.5	17.5	12.5
2022	29.1	40.1	18.5	12.3
2023	29.0	38.9	19.4	12.7
2024	28.6	40.1	18.1	13.2

(1)	Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

Since the early 1980s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2024, the amount of credit denominated in foreign currencies represented 50.4% of total credit to the domestic non-financial private sector, including Banco Hipotecario.

As of December 31, 2024, the Uruguayan financial sector also included four domestic and twelve foreign insurance companies (including a state-owned insurance company). Insurance companies are regulated on a variety of matters by Law No. 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange.

In 2020, the aggregate trading volume decreased to US$25.5 billion, primarily as a result of a decrease in transactions involving certificates of deposit. In 2021, the aggregate trading volume increased to US$33.9 billion, primarily as a result of an increase in transactions involving certificates of deposit. In 2022, the aggregate trading volume increased to US$37.2 billion, primarily as a result of an increase in transactions involving certificates of deposit and central government securities. In 2023, the aggregate trading volume increased to US$43.2 billion, primarily as a result of an increase in transactions involving certificates of deposit. In 2024, the aggregate trading volume increased to US$46.1 billion, primarily as a result of transactions in the primary market involving Central Bank bills.

Consolidated Montevideo Stock Exchange &

Electronic Stock Exchange Securities Trading Volume

(in millions of US$)

	2020		2021		2022		2023		2024
Private sector securities:
Equities	US$	6	US$	4	US$	2	US$	2	US$	6
Bonds		4		178		10		43		106
Certificates of deposit & other		16,666		24,738		25,382		31,899		29,401

Total private sector securities		16,676		24,920		25,394		31,944		29,513

Public sector securities:
Central government		8,736		8,953		11,756		11,204		16,388
Public enterprises		42		7		96		4		320

Total public sector securities		8,778		8,960		11,852		11,208		16,608

Total	US$	25,454	US$	33,880	US$	37,246	US$	43,152	US$	46,121

Number of listed companies:
Equities		7		7		7		6		7
Bonds and other debt issuers		63		68		72		75		77

Total		70		75		77		81		84

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749), as amended, governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

In May 2021, the President of the Securities Market Promotion Commission, along with the Minister of Economy and Finance and the President of Banco Central, relaunched the Securities Market Promotion Commission. The Commission is mandated to study the Uruguayan financial market and to suggest the relevant regulation changes needed in order to boost the ability of the financial market to act as a funding supplier for firms and investment opportunities for the general public as well as for institutional investors.

PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The consolidated Uruguayan public sector fiscal accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, and Banco de Seguros del Estado. Central government expenditures are financed chiefly through tax revenues, domestic and external borrowing, and distribution of dividends from state-owned companies. Tax collections comprise value-added taxes, excise taxes, income taxes, net worth taxes, tariffs and other minor taxes. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the remainder. Banco Central generally runs deficits principally due to interest payments on short-term monetary bills and deposits of the financial sector net of remunerated assets, and its own operational costs.

On December 17, 2020, Banco Central published revised figures on GDP and national accounts, updating the base year of such calculations from 2005 to 2016. See “Introduction.” The information presented in this section is based on 2016 GDP prices.

The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances

(in millions of US$ and % of total GDP)

	2020			2021			2022(1)			2023(1)			2024(1)
NON-MONETARY PUBLIC SECTOR REVENUES	US$	15,004	28.0%	US$	16,600	27.3%	US$	19,309	27.3%	US$	21,392	27.4%	US$	3,439	30.1%
Central government		10,607	19.8		11,748	19.3		13,769	19.5		15,158	19.4		16,554	21.2
Value-added taxes		4,677	8.7		5,346	8.8		6,505	9.2		7,215	9.3		7,843	10.1
Income taxes (corporate and personal)		3,483	6.5		3,845	6.3		4,675	6.6		5,201	6.7		5,389	6.9
Taxes on capital		600	1.1		633	1.0		767	1.1		891	1.1		937	1.2
Other taxes on goods and services		1,306	2.4		1,442	2.4		1,752	2.5		1,858	2.4		1,965	2.5
Tax credit certificates		(1,171)	(2.2)		(1,373)	(2.3)		(1,946)	(2.8)		(2,239)	(2.9)		2,488	(3.2)
Foreign trade taxes		549	1.0		687	1.1		810	1.1		807	1.0		912	1.2
Others		1,163	2.2		1,168	1.9		1,206	1.7		1,425	1.8		1,996	2.6
Social Security Revenues (BPS)(2)		3,879	7.2		3,979	6.6		4,837	6.8		5,626	7.2		6,153	7.9
Public Enterprises Primary Balance		518	1.0		873	1.4		704	1.0		608	0.8		733	0.9
NON-MONETARY PUBLIC SECTOR PRIMARY EXPENDITURES	US$	16,176	30.2%	US$	17,122	28.2%	US$	19,775	28.0%	US$	22,140	28.4%		24,308	30.8%
Central government - BPS Current Primary Expenditure		15,110	28.2		16,028	26.4		18,096	25.6		20,499	26.3		22,304	28.6
Wages and salaries		2,803	5.2		2,865	4.7		3,270	4.6		3,847	4.9		4,167	5.3
Non personnel expenditures		2,119	4.0		2,654	4.4		2,775	3.9		2,699	3.5		2,919	3.7
Pension payments		5,375	10.0		5,593	9.2		6,340	9.0		7,467	9.6		8,207	10.5
Transfers		4,813	9.0		4,916	8.1		5,710	8.1		6,486	8.3		7,011	9.0
Investment		1,066	2.0		1,093	1.8		1,679	2.4		1,642	2.1		1,734	2.2
Central Government		681	1.3		666	1.1		1,106	1.6		933	1.2		1,036	1.3
Public Enterprises		386	0.7		428	0.7		574	0.8		708	0.9		698	0.9
Local Governments Primary Balance(3)		38	0.1		72	0.1		91	0.1		(12)	0.0		(111)	(0.1)
Banco de Seguros del Estado (BSE) Primary Balance		6	—		61	0.1		14	—		(17)	0.0		(81)	(0.1)
Central Government-BPS Primary Balance		(1,305)	(2.4)		(967)	(1.6)		(602)	(0.8)		(647)	(0.8)		(633)	(0.8)
NON-MONETARY PUBLIC SECTOR PRIMARY BALANCE	US$	(1,128)	(2.1)%	US$	(388)	(0.6)%	US$	(361)	(0.5)%	US$	(777)	(1.0)%	US$	(791)	(1.0)
Banco Central Primary Balance		(1)	—		(23)	—		(36)	(0.1)		(37)	—		(29)	—
PUBLIC SECTOR PRIMARY BALANCE	US$	(1,130)	(2.1)%	US$	(411)	(0.7)%	US$	(397)	(0.6)%	US$	(814)	(1.0)%		(820)	(1.1)
Interest Payments		1,632	3.0		1,747	2.9		1,864	2.6		2,097	2.3		2,577	3.3
Central government		1,428	2.7		1,287	2.1		1,546	2.2		1,814	2.3		2,020	2.6
Public Enterprises		82	0.2		78	0.1		70	0.1		95	0.1		117	0.2
Local Governments		—	—		—	—		—	—		—	—		—	—
Banco Central		263	0.5		537	0.9		436	0.6		428	(0.5)		704	0.9
Banco de Seguros del Estado		(141)	(0.3)		(154)	(0.3)		(188)	(0.3)		(240)	(0.3)		(265)	(0.3)
Central Government-BPS Overall Balance		(2,733)	(5.1)		(2,254)	(3.7)		(2,142)	(3.0)		(2,461)	(3.2)		(2,654)	(3.2)
PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	(2,762)	(5.2)%	US$	(2,158)	(3.6)%	US$	(2,261)	(3.2)%	US$	(2,911)	(3.7)%		(3,397)	(4.4)

(1)	Preliminary data.
(2)

Includes extraordinary transfers into the public Social Security Trust Fund. These inflows are associated with the enactment of a law introducing changes to the Uruguayan social security system. See “Fiscal Policy—Social Security.”

(3)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, BPS, Oficina de Planeamiento y Presupuesto and Banco Central.

In 2020, the public sector overall balance registered a deficit of US$2.8 billion (5.2% of GDP). Excluding inflows into the public social security trust fund estimated at 0.7% of GDP, Uruguay’s overall public sector deficit stood at 5.8% of GDP in 2020, compared to 4.3% of GDP in 2019. The public sector primary balance registered a deficit of US$1.1 billion (2.1% of GDP). Non-monetary public sector primary expenditures in 2020 totaled US$16.2 billion, an increase of 1.8% of GDP compared to 2019, mainly due to an increase in transfers due to the COVID-19 pandemic. Non-monetary public sector revenues in 2020 totaled US$15.0 billion, an increase of 0.2% of GDP compared to 2019, mainly as a result of higher value-added taxes revenues.

In 2021, the public sector overall balance registered a deficit of US$2.2 billion (3.6% of GDP). Excluding inflows into the public social security trust fund estimated at 0.4% of GDP, Uruguay’s overall public sector deficit stood at 4.0% of GDP in 2021, compared to 5.8% of GDP in 2020. The public sector primary balance registered a deficit of US$411 million (0.7% of GDP). Non-monetary public sector primary expenditures in 2021 totaled US$17.1 billion, a decrease of 2.0% of GDP compared to 2020, mainly due to a decrease in wages and salaries, pension payments and transfers. Non-monetary public sector revenues in 2021 totaled US$16.6 billion, a decrease of 0.7% of GDP compared to 2020, mainly as a result of lower social security revenues.

In 2022, the public sector overall balance registered a deficit of US$2.3 billion (3.2% of GDP). Excluding inflows into the public social security trust fund estimated at 0.2% of GDP, Uruguay’s overall public sector deficit stood at 3.4% of GDP in 2022, compared to 4.0% of GDP in 2021. The public sector primary balance registered a deficit of US$397 million (0.6% of GDP). Non-monetary public sector primary expenditures in 2022 totaled US$19.8 billion, remaining unchanged as a percentage of GDP compared to 2021. Non-monetary public sector revenues in 2022 totaled US$19.3 billion, an increase of 0.2% of GDP compared to 2021, mainly as a result of higher social security and income tax revenues.

In 2023, the public sector overall balance registered a deficit of US$2.8 billion (3.7% of GDP). This increase in the overall deficit compared to 2022 includes inflows estimated at 0.1% of GDP held in a trust that has the BPS as its beneficiary (the “FSS”) pursuant to the Cincuentones Law. The public sector primary balance registered a deficit of US$785 million (1.0% of GDP). Non-monetary public sector primary expenditures in 2023 totaled US$22.1 billion, an increase of 0.5% of GDP compared to 2022, mainly due to an increase in pension payments, wages, and transfers. Non-monetary public sector revenues in 2023 totaled US$21.4 billion, an increase of 0.2% of GDP compared to 2022, mainly as a result of higher tax collections and social security revenues.

In 2023, Uruguay’s central government-BPS deficit represented approximately 3.2% of GDP. Excluding inflows into the public social security trust fund estimated at 0.1% of GDP, Uruguay’s central government-BPS deficit stood at 3.3% of GDP in 2023, below the target of 2.6% of GDP included in the 2021 Budget Law submitted to Congress in June 2022. Primary expenditures from the central government-BPS decreased 0.4% in real terms in 2023. Excluding expenses associated with the health emergency, expenditures increased 1.5% in real terms.

Uruguay implemented a structural fiscal consolidation for the 2020-2023 period, guided by the new fiscal rule introduced in 2020. In 2021, 2022 and 2023, the government complied with the pillars of the fiscal rules implemented in 2020. In 2024, the government did not meet the indicative targets of two pillars and notified Congress of its decision to activate the legal safeguard clause, which increased the legal limit on the government’s net indebtedness to US$2.99 billion. See “Fiscal Policy.”

Uruguay’s central government-BPS revenues represented approximately 26.9% of GDP in 2023, increasing 0.4 percentage points of GDP compared to 2022. In 2023, total revenues of central government-BPS decreased by 0.3% in real terms, mainly due to a decrease in tax revenues. In particular, real gross tax collection decreased 1.3% in 2023.

Uruguay’s central government-BPS primary expenditures stood at 28.6% of GDP in 2023, decreasing by 0.5 percentage points of GDP compared to 2022. The decrease was almost entirely associated with decreases in all expenses, except for investments.

In 2024, the public sector overall balance registered a deficit of US$3.4 billion (4.4% of GDP). The public sector primary balance registered a deficit of US$820 million (1.1% of GDP). Non-monetary public sector primary expenditures in 2024 totaled US$24.0 billion, an increase of 2.4% of GDP compared to 2023, mainly due to an increase in pension payments and wages. Non-monetary public sector revenues in 2024 totaled US$23.4 billion, an increase of 2.6% of GDP compared to 2023, mainly as a result of higher tax collections.

In 2024, Uruguay’s central government-BPS deficit represented approximately 3.2% of GDP. Excluding inflows into the public social security trust fund estimated at 0.1% of GDP, Uruguay’s central government-BPS deficit stood at 3.3% of GDP in 2024. Primary expenditures from the central government-BPS increased 2.3 percentage points of GDP in 2024.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2020	2021	2022	2023(1)	2024(1)
Value-added taxes (VAT)	49.7%	50.4%	51.8%	51.8%	52.6%
Income taxes (corporate and personal)	37.0	36.3	37.2	37.2	37.8
Taxes on capital	6.4	6.0	6.1	6.5	6.5
Other taxes on goods and services	13.6	13.8	14.0	13.5	13.5
Tax certificates	(12.4)	(12.9)	(15.5)	(16.3)	(16.4)

Foreign trade taxes	5.8	6.5	6.4	5.9	5.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempt from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of Uruguayan source. Personal income taxes are assessed on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 36%. Retirees are subject to personal income tax at a reduced rate. For fiscal year 2024, personal income below Ps.518,868 per annum (equivalent to approximately US$11,662 as of December 31, 2024) was exempt from personal income taxes. Import and export taxes are based on published tariff schedules.

The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments (1)

(in millions of US$ and % of total GDP)

	2020			2021			2022			2023			2024
Monetary liabilities(2)	US$	198	0.3%	US$	(37)	0.0%	US$	(193)	(0.3)%	US$	581	0.8%	US$	59	0.1%
Treasury bonds & bills		3,452	6.5		1,969	3.3		1,180	1.7		2,975	3.8		3,691	4.4
Loans(3)		819	1.6		1,107	1.8		327	0.5		641	0.8		654	0.8
Net deposits(4)		(267)	(0.6)		209	0.3		(671)	(1.0)		(137)	(0.2)		293	0.4
Net international reserves		(1,583)	(2.9)		(829)	(1.4)		1,565	2.1		(910)	(1.2)		(901)	(1.1)
Other(5)		67	0.1		(221)	(0.4)		45	0.1		(62)	(0.1)		(351)	(0.3)

Net borrowing requirements	US$	2,686	5.1%	US$	2,198	3.6%	US$	2,254	3.1%	US$	3,089	3.9%	US$	3,444	4.3%

(1)

Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.
(3)	“Loans” includes both domestic and foreign loans, including loans related to the FESB.
(4)	“Net deposits” means deposits by public sector with banking sector net of credits.
(5)	“Other” includes the fluctuations in the remaining assets and liabilities of the Non-Financial Public Sector and Banco Central.

Source: Banco Central.

FISCAL POLICY

2020-2024 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

In August, 2020, the government submitted the five-year budget bill for the 2020-2024 period to Congress, which approved it in December 2020. The budget was based on certain macroeconomic assumptions and policy objectives related to the sustainability of public finances, macroeconomic stability, economic growth and social achievements. The budget lays the foundations for changes in fiscal policy decision-making and execution, in order to stabilize the ratio of debt to GDP and foster sustainable finances over the medium-term. Commitment to meeting fiscal targets is anchored on a new fiscal framework and the five-year budget that seeks to contain public sector expenditure.

The 2020-2024 Budget introduced a new rule-based fiscal framework based on structural balance targets, to account for business cycle fluctuations and one-off/temporary spending and revenue items, together with a cap on real growth in primary expenditures in line with potential real economic growth. Additionally, a Fiscal Advisory Council and a Committee of Experts, is expected to provide the projected GDP numbers and other macroeconomic assumptions underlying the calculation of the structural fiscal result and assess the overall implementation of the fiscal rule.

Further, the 2020-2024 Budget Law includes a cap to annual incurrence of net indebtedness. The fiscal framework also includes a safeguard clause, with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized.

On July 9, 2020, Congress enacted a new fiscal rule into law as part of the Urgent Consideration Law. This fiscal rule is anchored on a structural fiscal result, limiting growth in the central government’s real primary spending based on the estimated long-term average (i.e., “potential”) growth of the economy, estimated initially at 2.1% for the period 2021-2030.

On September 29, 2021, the government established a technical, honorary and independent body composed of three members, tasked with assessing the overall implementation of the fiscal rule (the “Fiscal Advisory Council”).

On December 29, 2021, the government created the committee of experts (the “Expert Committee”), comprised of eleven members representing universities, consulting firms and think tanks. The Expert Committee is tasked with providing technical parameters to the Ministry of Economy and Finance, used for the calculations and projections of the structural fiscal balance.

For 2024, the targets for the three pillars of the fiscal rule were: (i) a structural deficit of 2.9% of GDP; (ii) an increase in real primary spending of 2.8% (in line with the subsequently revised growth rate of potential real GDP estimated by the Expert Committee for 2024) and (iii) a cap on net indebtedness of US$2.3 billion.

In December 2024, the government notified Congress of its decision to activate the legal safeguard clause, increasing the legal limit on the government’s net debt to US$2.99 billion. The government’s decision was based on (i) substantial changes in relative prices, particularly between tradable and non-tradable goods, and (ii) the evolution of retail prices and the GDP deflator, which resulted in a greater-than-expected reduction of inflation rates in 2023 and 2024 and, in turn, in a decrease in central government tax revenues in 2024, compared to the projections of the 2023 Rendición de Cuentas.

Social Security

Until 1995, Uruguay’s social security system was a government administered defined-benefit “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•

complementing the defined-benefit “pay-as-you-go” system with a defined-contribution system designed to develop over the years in which a portion of each worker’s contribution is deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the defined-contribution system mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions under the defined-contribution system are administered and invested by pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators (three private firms and one state-owned firm) are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which converged to 75% in 2015. The lower limit has been abandoned.

The reform also established a system that allows the tracking of each individual’s contributions, which is essential for improving the administration of contributions and pension benefits. The operations of Uruguay’s social security administration and the state-owned pension fund administration were also modernized and decentralized. Because the social security system continued to operate with a substantial defined-benefit “pay-as-you-go” system, these reforms were not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but were intended to reduce the deficit over time. In addition, the reforms were expected to induce savings and enhance the development of a domestic securities market.

In December 2017, Congress enacted legislation (the “Cincuentones Law”) allowing certain workers and retirees aged over fifty as of April 1, 2016, to change their affiliation from the individual capitalization pension scheme, which is managed by pension funds that manage contributions (Administradoras de Fondos de Ahorro Previsional or “AFAPs”) and insurance companies that pay out pensions in annuities, to the public social security “pay-as-you-go” scheme which is managed by the BPS. The government estimated that between 28,000 to 70,000 workers and retirees may change their affiliation through 2021. As of September 30, 2022, 36,689 workers and retirees had decided to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme.

The amounts so transferred and invested are held in a trust (the “Social Security Trust” or “FSS”) that has the BPS as its beneficiary, which will be ring-fenced until 2024 and will then be used gradually to pay for these additional pensions over a 20-year period. In accordance with the 2014 IMF Government Finance Statistics Manual, (i) all transactions related to the FSS are treated as transactions of the BPS and therefore the transfers into the FSS have been reflected as revenues in the central government’s fiscal balance, reducing the fiscal deficit, (ii) to the extent that some of these savings are transferred from AFAPs to the BPS in the form of government securities, such transfer results in a reduction in gross total public sector debt, and (iii) these and any future savings transferred to the BPS will not materially reduce public financing needs due to the FSS being ring-fenced for six years.

Starting October 2018, the AFAPs and insurance companies began transferring to the BPS the contributions of workers and retirees who elected to change their affiliation. These transactions were recorded and reported by the authorities in the relevant sections of fiscal accounts. In the medium term, pension fund liabilities assumed by BPS pursuant to this legislation may exceed accumulated revenues from transfers from the AFAPs and insurance companies, to the detriment of the government’s balance sheet.

The period for the last cohort of eligible workers to schedule an interview to receive advice from the Social Security Bank, in order to decide to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme expired on March 31, 2021 and, therefore, eligible workers and retirees are no longer allowed to change their affiliation.

Social Security Reform

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans aged 65 to 79 years and those aged 80 years and above, for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025	2050
65-79 years	226,034	268,154	336,526	341,247	414,212	563,315
80 years and above	46,782	60,736	98,459	124,152	148,459	262,716

Total	272,816	328,890	434,985	465,399	562,671	826,031

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased burden on the social security system.

On November 5, 2020, the Committee of Experts on Social Security (“CESS”), which was created in July 2020 with the enactment of the Urgent Consideration Law, began its analysis of the Uruguayan social security system to present recommendations for its reform to the government. The CESS is comprised of fifteen members appointed by the Executive Power. They have expertise in social security, demographic, economic and legal matters, among others. The composition of the CESS reflects the diversity of views regarding social security issues, both from social organizations and political parties.

On March 24, 2021, the CESS submitted a diagnostic report to the Executive Power and Congress. On November 24, 2021, the CESS submitted a recommendation report for the reform of the Uruguayan pension system to the Executive Power and Congress.

On April 27, 2023, Congress enacted Law No. 16,713, a reform of the social security system that introduced significant changes in the pay-as-you-go parameters. One of its primary objectives is to stabilize pension payments as a proportion of GDP over the medium term. This reform follows recommendations from the Commission of Experts in Social Security, a group comprising experts representing all political parties and social associations, established in 2020 for this specific purpose.

Under the reform, the retirement age will gradually increase from 60 to 65 years through a transitional phase commencing in 2034. The generation born in 1973 will be the first to retire at 65, followed by subsequent generations retiring one year later until the generation born in 1977. Individuals born before 1973 will not be affected by this reform. The minimum number of years of contribution required for retirement remains at 30, with the option to credit additional years of contribution towards meeting the minimum retirement age.

Additionally, the reform stipulates that pension amounts will be calculated based on the last 20 years of the pensioners’ employment history. In the previous system, this calculation considered either the monthly average of the last 10 years or the average of the 20 best years of employment. Moreover, retirees are permitted to continue working and engaging in paid activities, with various mechanisms introduced to encourage voluntary savings.

Furthermore, the reform aims to consolidate all retirement regimes into a unified social security system by 2033, to reduce fragmentation. This will result in the gradual replacement of the previous pension rules with the new ones. The full implementation of the new social security system is expected to occur in 2043. See “Recent Developments—Fiscal Policy—Plebiscite on Social Security Reform

Modifications in the individual capitalization pension scheme were also included as part of the reform. Contributions destined for the Pension Savings Fund will be exclusively allocated into the Growth Subfund established by the reform until the individual reaches 41 years of age, at which point the accumulated balance in their individual savings account will be transferred to the Accumulation Subfund. Additionally, the Solidarity Supplement was created, and a new regime of Voluntary and Complementary Savings was established.

Law No. 16,713 also created the Social Security Regulatory Agency, a decentralized agency tasked with evaluating, regulating, and overseeing the operation of the new social security system, and mandated to furnish progress reports to both the Executive and Legislative branches.

On October 27, 2024, a plebiscite was held to vote on the social security reform proposed by Uruguay’s major trade union (the “PIT-CNT”). The PIT-CNT’s reform proposed, among other measures, to enshrine in the Constitution a minimum retirement age of 60 years (down from the current 65), align minimum pensions with the national minimum wage and give the Uruguayan State a monopoly over the social security system and eliminate the pension fund administrators. The proposal was rejected, as it did not achieve the required majority in the plebiscite of 50% of the total valid votes cast.

PUBLIC SECTOR DEBT

Central Government Debt

Law No. 19,924, enacted on December 18, 2020, constitutes the legal framework for public indebtedness (the “Public Sector Debt Law”). The Public Sector Debt Law establishes the maximum net indebtedness that the central government may incur for any given year. This borrowing framework also includes a safeguard clause with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized.

The limit on net indebtedness for 2024 was originally set in US$2,300 million under the Budget Law in 2023. In December 2024, the Government invoked the safeguard legal clause, due to changes in relative prices, increasing by 30% (to US$2,990 million) the maximum total net indebtedness.

In 2024, the central government’s accumulated net indebtedness totaled US$2.65 billion, below the maximum net borrowing limit set for the year (US$2.99 billion):

Central Government’s Annual Net Indebtedness

(in millions of US$)

	As of December 31, 2024(1)
Gross Indebtedness	US$	5,699
Disbursements from Multilaterals and Financial Institutions		844
Total Issuance of Market Debt		4,797
Amortizations of Market Debt and Loans		2,745
Market Debt		2,363
Loans from Multilaterals and Financial Institutions		382
Change in Financial Assets		245

Net Indebtedness	US$	2,650

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

As of December 31, 2024, the central government gross debt stood at 56.8% of GDP, while the central government’s net debt stood at 52.9% of GDP. The Government continued to make significant strides in de-dollarizing the debt structure, reducing the ratio’s vulnerability to currency volatility. However, the share of local currency debt in total debt stood at 52.3% by end-2024, decreasing two percentage points from end-2023.

The following table sets forth information regarding the debt of the central government outstanding as of the dates indicated.

Central Government Debt

(in millions of US$)

	As of December 31,
	2020		2021(1)		2022(1)		2023(1)		2024(1)
Gross Debt(2)	US$	32,879	US$	35,498	US$	40,898	US$	45,218	US$	45,946
Of which
(% in foreign currency)		55%		53%		47%		46%		48%
(% in local currency)		45%		47%		53%		54%		52%
Of which
Nominal		5%		7%		7%		9%		9%
CPI-linked		31%		30%		32%		29%		27%
Wage-linked		9%		10%		14%		17%		17%
Average maturity (in years)		13.5		12.9		12.3		12.0		11.7

Net Debt	US$	30,120	US$	32,726	US$	37,979	US$	42,345	US$	42,829

(1)	Preliminary data.
(2)

Debt figures include all loans entered into, and financial market securities issued by, the central government in domestic and foreign currency, in both local and international markets, and held by private, multilateral, and/or other domestic or foreign public sector entities. Debt figures include central government securities held by the Social Security Trust Fund, and exclude non-market central government securities issued to capitalize Banco Central.

Source: Ministry of Economy and Finance.

In 2020, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.6 billion. These notes include the equivalent of US$949.2 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in January 2020. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

In 2021, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$1.9 billion.

In 2022, the central government issued peso-denominated treasury notes in the domestic market (in nominal pesos and linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.5 billion. These notes include the equivalent of US$1,019 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in February 2022. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

In 2023, the central government issued peso-denominated, CPI-linked and wage-linked treasury notes in the domestic market for a total principal amount equivalent to US$2.3 billion.

In 2024, the central government issued peso-denominated, CPI-linked and wage-linked treasury notes in the domestic market for a total principal amount equivalent to US$1.4 billion.

The following table sets forth information regarding Uruguay’s central government liquid assets and credit lines available on the dates indicated.

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of December 31,
	2020		2021		2022(1)		2023(1)		2024(1)
Total Financial Assets	US$	2,759	US$	2,773	US$	2,919	US$	2,872	US$	3,117
Of which
Liquid Assets(2)		1,582		1,611		1,590		1,762		2,178

Credit lines with multilateral organizations	US$	1,415	US$	1,865	US$	1,515	US$	1,039	US$	764

(1)	Preliminary data.
(2)	Financial assets of the central government that are not otherwise committed to a specific application.

Source: Ministry of Economy and Finance.

Public Sector Debt

The following table sets forth information regarding total gross public sector debt as of the dates indicated.

Total Gross Public Sector Debt

(in millions of US$)

	As of December 31,
	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
Gross public sector external debt	US$	20,759	US$	21,856	US$	22,410	US$	24,151	US$	24,318
Gross public sector domestic debt(2)		19,164		20,540		25,386		29,286		30,294
Banco Central		6,207		6,128		6,633		7,848		7,720
Non-financial public sector		12,957		14,412		18,753		21,437		22,574

Total gross public sector debt(3)	US$	39,923	US$	42,396	US$	47,796	US$	53,437	US$	54,613

(1)	Preliminary data.
(2)	Public debt with Uruguayan residents excluding Treasury bonds held by the public sector.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and the World Bank’s methodology. Figures for previous years have been restated following this methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt of the central government, local governments, public sector enterprises and Banco Central known to be held by Uruguayan residents.

The following table sets forth information regarding the stock of gross public sector domestic debt of the government outstanding on the dates indicated.

Gross Public Sector Domestic Debt

(in millions of US$)

	As of December 31,
	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
Treasury bonds(2)	US$	11,711	US$	13,232	US$	17,315	US$	19,454	US$	20,607
Other liabilities(3)		7,453		7,308		8,071		9,832		9,687

Total(4)	US$	19,164	US$	20,540	US$	25,386	US$	29,286	US$	30,294

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public sector domestic debt in the periods indicated.

Amortization of Gross Public Sector Domestic Debt

(in millions of US$)

	Outstanding as of December 31, 2024(1)		2025		2026		2027		2028		2029		2030		2031		2032 to Final Maturity
Treasury bonds(2)		20,607		1,340		1,284		1,667		1,230		1,156		957		783		12,189
Other liabilities(3)		9,687		8,013		437		234		234		217		39		8		504

Total(4)	US$	30,294	US$	9,354	US$	1,721	US$	1,901	US$	1,464	US$	1,374	US$	996	US$	791	US$	12,694

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$20.8 billion (or 38.8% of GDP) as of December 2020, US$21.9 billion (or 36.0% of GDP) as of December 2021, US$22.4 billion (or 31.7% of GDP) as of December 2022, US$24.1 billion (or 31.0% of GDP) as of December 2023 and US$24.3 billion (or 30.0% of GDP) as of December 2024.

The interest expense on Uruguay’s gross public sector external debt in 2024 represented 1.7% of GDP.

As of December 31, 2024, Uruguay’s gross public sector external debt comprised direct loans to the central government in the amount of approximately US$5.5 billion and public securities in an outstanding aggregate amount of approximately US$16.5 billion.

Gross Public Sector External Debt

(in millions of US$, except percentages)

	As of December 31,
	2020		2021(1)		2022(1)		2023(1)		2024(1)
Public sector:
Financial public sector (Banco Central)	US$	746	US$	1,094	US$	1,053	US$	1,172	US$	1,116
Non-financial public sector		20,013		20,762		21,357		22,979		23,202
Of which:
Treasury notes and bonds		15,076		15,474		15,741		16,745		16,494

Total(2)	US$	20,759	US$	21,856	US$	22,410	US$	24,151	US$	24,318

Total gross public sector external debt/GDP		38.8%		36.0%		31.7%		31.0%		30.0%
Total public sector external debt/exports		147.5%		109.3%		95.1%		110.0%		104.2%

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

In recent years, Uruguay accessed the international capital markets repeatedly in connection with the implementation of its financing and liability management strategies. The liability management transactions contribute to reduce refinancing risk and have allowed Uruguay to reduce its ongoing debt service requirements. See “—Debt Service and Debt Restructuring.”

Gross Public Sector External Debt, By Creditor

(in millions of US$ at period end)

	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
Multilateral organizations:
IBRD (World Bank)	US$	1,110	US$	1,457	US$	1,401	US$	1,328	US$	1,487
IDB		2,744		2,742		3,089		3,644		3,461
IMF(2)		422		986		938		945		919
Other		681		639		654		1,017		1,372
Total multilateral organizations		4,957		5,824		6,081		6,934		7,239
Bilateral creditors		139		108		81		66		50
Commercial banks		88		74		50		29		26
Other non-resident institutions		15,399		15,582		15,856		16,972		16,691
Of which:
Treasury bonds		15,076		15,474		15,741		16,745		16,494
Suppliers		174		268		342		150		313

Total(3)	US$	20,759	US$	21,856	US$	22,410	US$	24,151	US$	24,318

(1)	Preliminary data.
(2)

Corresponds to a general allocation of funds to all members approved by the IMF, pursuant to which Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, SDR 16 million (approximately US$25.3 million) in September 2009, and an additional SDR 411 million (approximately US$583 million) in August 2021.

(3)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth public sector external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public Sector External Debt Denominated By Currency (1)

(in millions of US$, except percentages)

	As of December 31, 2024%
Uruguayan pesos	US$	3,487	14.3%
U.S. dollars	US$	17,399	71.5%
Euros	US$	54	0.2%
Japanese yen	US$	1,580	6.5%
SDRs	US$	920	3.8%
Other	US$	878	3.6%

Total(2)	US$	24,318	100.0%

(1)	Foreign currency composition is defined on a contractual basis and does not reflect adjustments for foreign exchange swap operations.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth the total public sector external debt, net of international reserve assets and certain other non-financial public sector and Banco Central assets, as of the dates indicated.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31,
	2020			2021			2022			2023(1)			2024(1)
Total gross public sector external debt(2)	US$	20,759		US$	21,856		US$	22,410		US$	24,151		US$	24,318

Less external assets:
Non-financial public sector		202			209			311			238			198
Banco Central		17,425			18,173			16,411			17,453			18,608
Of which:
Banco Central international reserve assets(2)		16,217	(3)		16,953	(4)		15,144	(5)		16,254	(6)		17,374	(7)
Other assets		1,208			1,220			1,267			1,199			1,234

Total public sector external debt, net of reserve assets(8)	US$	3,131		US$	3,474		US$	5,687		US$	6,460		US$	5,512

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.
(3)	This amount includes US$6,479 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,922 million of public sector financial institutions, with Banco Central.
(4)	This amount includes US$6,963 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,253 million of public sector financial institutions, with Banco Central.
(5)	This amount includes US$6,710 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,460 million of public sector financial institutions, with Banco Central.
(6)	This amount includes US$6,477 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,390 million of public sector financial institutions, with Banco Central.
(7)	This amount includes US$6,780 million of reserves and voluntary deposits of the Uruguayan banking system, including US$3,435 million of public sector financial institutions, with Banco Central.
(8)	Totals may differ due to rounding.

Source: Banco Central.

Uruguay’s public sector external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public sector external debt accounted for 52% at December 31, 2020, 52% at December 31, 2021, 47% at December 31, 2022, 45% at December 31, 2023 and 45% at December 31, 2024.

Since the reprofiling of its foreign currency-denominated debt in 2003, Uruguay has deployed a liability management strategy that has allowed it to extend the average life of its outstanding debt and reduce overall interest expenses.

Multilateral Financing

Multilateral and regional financial institutions have been one of Uruguay’s frequent sources of external financing.

In April 2016, Uruguay’s central government executed a US$250 million credit line with IDB, increasing Uruguay’s contingent funding from the IDB to US$800 million.

In May 2018, a US$260.0 million fast disbursing credit line with the World Bank matured and was not renewed, decreasing Uruguay’s ’s central government aggregate contingent financing facilities with the World Bank from US$520.0 million to US$260.0 million.

In 2020, following the outbreak of the COVID-19 pandemic, Uruguay received US$1.1 billion from IDB loans, of which US$800 million correspond to disbursements from pre-approved credit lines granted for contingency financing.

As of December 31, 2022, the credit line available to Uruguay’s central government from CAF granted Uruguay access to contingency financing of approximately US$750 million.

As of December 31, 2023, Uruguay received US$0.5 billion from IDB loans, and US$0.375 billion from CAF.

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank, the IDB, CAF, FONPLATA and other regional financial institutions from time to time through lending programs available to finance structural reforms.

Amortization of Gross Public Sector External Debt

(in millions of US$)

	Outstanding as of December 31, 2024(1)		2025		2026		2027		2028		2029		2030		2031		2032 to Final Maturity
Central government
Multilateral organizations		5,497		409		469		479		535		557		558		415		2,075
Bilateral creditors		1		0		0		0		0		0		0		0		0
Commercial banks		26		1		1		1		1		1		1		1		18
Treasury bonds		16,494		268		317		525		312		554		484		1,133		12,901
Other creditors
Suppliers
Total(2)		22,018		678		788		1,006		848		1,112		1,043		1,549		14,994
Banco Central
Multilateral organizations		919		0		0		0		0		0		0		0		919
Bilateral creditors
Commercial banks(1)
Banco Central bills		197		197		0		0		0		0		0		0		0
Suppliers
Total(2)		1,116		197		0		0		0		0		0		0		919
Non-Financial Public Enterprises
Multilateral organizations		822		58		87		73		53		55		61		58		378
Bilateral creditors		49		13		13		13		7		3		0		0		0
Commercial banks
Suppliers		313		313		0		0		0		0		0		0		0
Total(2)		1,184		384		99		86		60		58		61		58		378

Total(2)	US$	24,318	US$	1,259	US$	887	US$	1,092	US$	908	US$	1,170	US$	1,104	US$	1,607	US$	16,291

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding total public sector external debt service for the periods indicated.

Total Public Sector External Debt Service (1)

(in millions of US$, except percentages)

	2020(2)		2021(2)		2022(2)		2023(2)		2024(2)
Interest payments	US$	923	US$	950	US$	947	US$	1,141	US$	1,336
Amortization		2,315		1,495		3,379		1,192		2,307

Total(3)	US$	3,238	US$	2,444	US$	4,325	US$	2,333	US$	3,643

Total debt service/exports of goods and services		23.0%		12.2%		18.4%		10.6%		15.6%

(1)	Excludes interest on non-resident banking deposits.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Total Public Sector Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2024.

Government Debt Securities Governed by Uruguayan Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)(2)(3)
CPI-linked Treasury Notes	Various	Various 2025/2036	4,093.1
Nominal-wage (UP/UR) Treasury Notes	Various	Various 2025/2047	7,589.7
Nominal Peso Treasury Notes	7.5%	2025/2029	701.1

(1)	Valued at December 31, 2024.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Government Debt Securities Governed By Foreign Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
USD Global Bond 2025	6.9%	09/28/25	49.2
USD Global Bond 2027	7.9%	07/15/27	22.0
USD Global Bond 2027	4.4%	10/27/27	1,377.1
USD Global Bond 2031	4.4%	01/23/31	2,074.5
USD Global Bond 2033	Max 7.875%; from 3.875% +1% per annum until 2007	01/15/33	840.6
USD Global Bond SSLB 2034	5.75%	10/28/34	2,200.0
USD Global Bond 2036	7.6%	03/21/36	1,056.6
USD Global Bond 2045	4.1%	11/20/45	731.4
USD Global Bond 2050	5.1%	06/18/50	3,947.0
USD Global Bond 2055	5.0%	04/20/55	2,587.6
USD Global Bond 2060	5.25%	09/10/60	1,298.1
JPY Global Bond 2026	0.67%	12/09/26	2.5
JPY Global Bond 2028	0.84%	12/09/28	3.8
JPY Global Bond 2031	1.0%	12/09/31	2.5
JPY Global Bond 2036	1.32%	12/09/36	72.6
JPY Global Bond 2027	1.41%	12/13/27	188.6
JPY Global Bond 2029	1.58%	12/13/29	40.8
JPY Global Bond 2031	1.68%	12/12/31	1.9
JPY Global Bond 2044	2.78%	12/13/44	63.7
Nominal Peso Global Bond 2028	8.5%	03/15/28	579.2
Nominal Peso Global Bond 2031	8.25%	05/21/31	1,164.9
Nominal Peso Global Bond 2033	9.75%	07/20/33	1,351.6
CPI-linked Global Bond 2027	4.3%	09/14/27	544.3
CPI-linked Global Bond 2028	4.4%	12/15/28	1,988.9
CPI-linked Global Bond 2030	4.0%	07/10/30	1,131.1
CPI-linked Global Bond 2037	3.7%	06/26/37	991.7
CPI-linked Global Bond 2040	3.9%	07/02/40	2,058.1
CPI-linked Global Bond 2045	3.4%	05/16/45	1,345.9

(1)	Valued at December 31, 2024.

Source: Banco Central.

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

Central Government Debt Securities in Circulation

(in millions of US$)

As of December 31,	Total(1)	Foreign Currency Securities(2)	Local Currency Securities(2)
2020	28,947	14,471	14,476
2021	31,212	14,888	16,324
2022	36,287	15,372	20,915
2023	39,599	15,662	23,937
2024	40,101	16,561	23,540

(1)	Totals may differ due to rounding.
(2)	Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public sector debt.

Amortization of Total Gross Public Sector Debt

(in millions of US$)

	Outstanding as of December 31, 2024(1)		2025		2026		2027		2028		2029		2030		2031		2032 to Final Maturity
Gross public sector external debt		24,318		1,259		887		1,092		908		1,170		1,104		1,607		16,291
Gross public sector domestic debt		30,294		9,354		1,721		1,901		1,464		1,374		996		791		12,694

Total(2)	US$	54,613	US$	10,613	US$	2,609	US$	2,993	US$	2,372	US$	2,544	US$	2,100	US$	2,398	US$	28,985

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Debt Service, Debt Restructuring and Liability Management Operations

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen-denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In June 2020, Uruguay completed a series of global placements in connection with liability management transactions, including the issuance of Ps.68.5 billion (approximately US$1.6 billion) 3.875% CPI-linked Bonds due 2040, payable in U.S. dollars, and of US$400 million 4.375% bonds due 2031. US$500 million of the cash proceeds from the offers were used to redeem CPI-linked Bonds maturing in 2027 and 2028.

In May 2021, Uruguay completed a series of global placements in connection with liability management transactions, including the issuance of Ps.51.3 billion (approximately US$1.2 billion) 8.250% bonds due 2031 and of US$574 million 2.450% bonds due 2031. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2022, both in Pesos and U.S. dollars.

In October 2022, Uruguay completed a global placement in connection with liability managements transactions, including the issuance of US$1.5 billion 5.750% Sustainability-linked Bond due 2034. The cash proceeds from the offers were used for general purposes of the government, including investments to accomplish environmental goals and the repurchasing or retiring of debt. For further information on the bonds’ characteristics see “Environmental, Social and Governance Matters—Sustainable Finance.”

In July 2023, Uruguay completed a global placement in connection with liability managements transactions, including the issuance of Ps. 48.01 billion (approximately US$1.2 billion) 9.750% bonds due 2033. A portion of the cash proceeds from the offer was used to purchase certain series of outstanding peso-denominated notes, USD-denominated notes, and peso-inflation-indexed notes of Uruguay.

In November 2023, Uruguay completed the issuance of an additional US$700 million principal aggregate amount of 5.750% Sustainability-linked Bond due 2034.

In May 2024, Uruguay announced the pricing of a new CPI-indexed global bond with final maturity in 2045 and launched a reopening of its nominal fixed-rate peso global bonds maturing in 2033. Simultaneously, it carried out a switch and cash tender offer for existing CPI-linked global bonds (maturing in 2027 and 2028) and for domestic securities, including treasury notes and monetary bills. The total amount issued through both currency tranches was US$1.8 billion equivalent.

In September 2024, Uruguay issued a new USD-denominated global bond with a final maturity in 2060. In parallel, the Republic also executed a one-day switch tender offer liability management exercise targeting the outstanding shorter-maturity USD global bonds due in 2025, 2027 and 2031. These transactions amounted to an aggregate amount of US$1.3 billion.

In December 2024, the government issued ¥46.3 billion (approximately US$308 million) of Samurai bonds with maturities of 3 years and 20 years.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Payment Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 50 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Sector Debt

(in millions of US$)

	Amount outstanding as of December 31, 2024	Of which:			Gross Public Sector Debt as of December 31, 2024
		Domestic (with residents)	Domestic (intra-public sector)	External (with non-residents)
Direct debt of the central government	45,625	20,607	3,000	22,018	42,625
of which:
Direct loans	5,524	0	0	5,524	5,524
Treasury bonds and eurobonds	40,101	20,607	3,000	16,494	37,101
Other public sector debt	12,629	9,687	641	2,301	11,988
of which:
Guaranteed Multilateral Debt	1,791	0	0	1,791	1,791
Banco Central bills	8,080	7,241	641	197	7,439
Other external debt	313	0	0	313	313
Other domestic debt	2,446	2,446	0	0	2,446

Total(1)	58,254	30,294	3,641	24,318	54,613

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans(1)

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount outstanding
				as of December 31, 2024
Interamerican Development Bank	5.1	22/12/2003	15/12/2028	12.43
Interamerican Development Bank	5.4	08/12/2005	08/12/2030	0.73
Interamerican Development Bank	3.8	28/12/2006	15/12/2031	52.17
Interamerican Development Bank	13.8	10/04/2017	15/08/2033	10.47
Interamerican Development Bank	2.9	30/12/2008	15/12/2033	34.38
Interamerican Development Bank	15.3	22/09/2016	15/08/2033	17.09
Interamerican Development Bank	2.9	10/02/2009	10/02/2034	0.95
Interamerican Development Bank	3.0	31/03/2009	31/03/2034	1.28
Interamerican Development Bank	5.4	11/05/2009	11/05/2029	85.50
Interamerican Development Bank	13.8	10/04/2017	15/08/2033	3.28
Interamerican Development Bank	2.9	22/04/2010	22/04/2030	1.35
Interamerican Development Bank	3.0	09/02/2010	09/02/2035	2.88
Interamerican Development Bank	2.9	08/12/2010	15/08/2035	7.60
Interamerican Development Bank	13.9	22/09/2015	15/08/2025	13.07
Interamerican Development Bank	2.9	09/02/2011	15/08/2035	11.26
Interamerican Development Bank	13.9	22/09/2015	15/08/2025	13.38
Interamerican Development Bank	9.4	16/11/2022	15/08/2036	5.10
Interamerican Development Bank	13.8	10/04/2017	12/12/2033	3.71
Interamerican Development Bank	8.5	10/04/2017	15/08/2036	11.00

Interamerican Development Bank	9.4	16/11/2022	15/02/2037	2.30
Interamerican Development Bank	3.0	13/12/2011	13/12/2036	26.13
Interamerican Development Bank	3.0	13/12/2011	13/12/2036	12.08
Interamerican Development Bank	14.5	02/03/2017	15/08/2036	31.68
Interamerican Development Bank	14.5	02/03/2017	15/02/2037	42.74
Interamerican Development Bank	1.2	25/10/2012	25/10/2037	3.24
Interamerican Development Bank	1.2	27/12/2012	27/12/2037	5.20
Interamerican Development Bank	1.2	20/11/2012	15/08/2037	1.60
Interamerican Development Bank	1.2	01/09/2016	15/06/2041	15.34
Interamerican Development Bank	0.7	13/12/2018	15/02/2032	76.61
Interamerican Development Bank	1.2	11/11/2013	11/11/2038	3.83
Interamerican Development Bank	1.2	14/02/2014	15/08/2038	3.38
Interamerican Development Bank	1.2	14/02/2014	15/10/2038	3.19
Interamerican Development Bank	8.4	10/04/2017	15/10/2038	35.82
Interamerican Development Bank	1.2	30/04/2014	15/04/2039	6.44
Interamerican Development Bank	1.2	24/09/2014	15/04/2039	3.95
Interamerican Development Bank	1.2	13/02/2015	15/10/2038	25.75
Interamerican Development Bank	1.2	13/02/2015	15/10/2038	15.56
Interamerican Development Bank	0.6	13/12/2018	15/11/2034	62.14
Interamerican Development Bank	1.2	13/02/2015	13/02/2040	7.95
Interamerican Development Bank	0.6	27/03/2015	27/03/2035	133.81
Interamerican Development Bank	1.2	26/02/2016	15/10/2040	44.16
Interamerican Development Bank	0.6	07/04/2016	07/04/2036	141.72
Interamerican Development Bank	1.2	15/09/2016	15/05/2041	41.47
Interamerican Development Bank	1.2	02/02/2017	15/08/2041	56.30
Interamerican Development Bank	1.2	12/01/2017	15/08/2041	6.54
Interamerican Development Bank	1.2	08/12/2017	15/08/2042	70.01
Interamerican Development Bank	1.2	06/07/2017	15/02/2042	72.29
Interamerican Development Bank	1.2	12/01/2017	15/08/2041	8.44
Interamerican Development Bank	3.2	12/01/2017	15/10/2041	52.29
Interamerican Development Bank	1.2	19/04/2017	15/02/2042	2.06
Interamerican Development Bank	1.2	30/11/2017	15/08/2042	32.99
Interamerican Development Bank	1.2	30/11/2017	15/08/2042	7.41
Interamerican Development Bank	1.2	08/12/2017	15/08/2042	30.51
Interamerican Development Bank	1.5	28/11/2018	28/11/2038	269.56
Interamerican Development Bank	1.2	03/05/2019	15/02/2044	5.85
Interamerican Development Bank	1.2	23/01/2019	15/08/2042	3.64
Interamerican Development Bank	1.2	03/07/2019	15/02/2044	45.89
Interamerican Development Bank	1.2	31/01/2019	15/08/2043	9.46
Interamerican Development Bank	1.2	22/05/2019	15/02/2044	36.37
Interamerican Development Bank	1.2	31/01/2019	15/08/2043	11.78
Interamerican Development Bank	1.2	04/09/2019	15/08/2044	3.25
Interamerican Development Bank	1.2	09/10/2019	15/08/2044	6.95

Interamerican Development Bank	1.2	11/11/2019	15/08/2044	36.89
Interamerican Development Bank	1.2	11/11/2019	15/08/2044	5.10
Interamerican Development Bank	0.3	08/04/2020	15/08/2040	267.59
Interamerican Development Bank	1.2	11/11/2019	15/08/2044	22.80
Interamerican Development Bank	1.2	14/07/2021	15/02/2046	4.50
Interamerican Development Bank	1.2	15/09/2021	15/08/2041	350.00
Interamerican Development Bank	1.4	03/09/2024	15/08/2045	114.87
Interamerican Development Bank	1.2	02/08/2021	15/02/2046	6.00
Interamerican Development Bank	1.2	01/10/2021	15/08/2046	7.28
Interamerican Development Bank	1.2	03/12/2021	15/02/2046	22.59
Interamerican Development Bank	1.2	28/01/2022	28/01/2047	2.85
Interamerican Development Bank	1.2	03/02/2023	03/08/2046	4.00
Interamerican Development Bank	1.2	15/03/2024	15/02/2043	136.60
Interamerican Development Bank	1.2	25/01/2023	25/07/2047	27.75
Interamerican Development Bank	1.2	09/01/2023	09/07/2047	0.86
Interamerican Development Bank	1.2	31/05/2023	30/11/2047	2.00
Interamerican Development Bank	1.2	14/08/2023	15/02/2048	7.46
Interamerican Development Bank	1.4	02/06/2023	02/06/2043	150.03
Interamerican Development Bank	1.2	27/11/2023	27/05/2048	2.36
Interamerican Development Bank	1.2	30/11/2023	30/05/2048	0.95
Interamerican Development Bank	1.2	06/12/2023	06/06/2048	16.00
Interamerican Development Bank	1.2	14/12/2023	14/12/2043	200.00
Interamerican Development Bank	1.2	14/10/2024	14/10/2049	0.64
International Bank for Reconstruction and Development	0.7	12/02/2009	15/02/2029	327.28
International Bank for Reconstruction and Development	10.2	10/05/2018	15/02/2032	16.25
International Bank for Reconstruction and Development	1.1	01/02/2011	15/02/2031	60.00
International Bank for Reconstruction and Development	7.9	01/02/2011	15/02/2031	39.02
International Bank for Reconstruction and Development	1.1	24/02/2012	15/02/2032	49.00
International Bank for Reconstruction and Development	1.1	07/05/2012	15/02/2032	8.68
International Bank for Reconstruction and Development	1.1	04/01/2013	15/02/2033	40.00
International Bank for Reconstruction and Development	1.1	16/04/2013	15/02/2033	64.45
International Bank for Reconstruction and Development	0.9	22/03/2017	15/08/2026	16.46
International Bank for Reconstruction and Development	1.1	04/09/2017	15/08/2034	55.20
International Bank for Reconstruction and Development	1.1	07/11/2017	15/08/2034	9.70
International Bank for Reconstruction and Development	1.1	08/05/2018	15/02/2035	12.04
International Bank for Reconstruction and Development	1.0	05/08/2020	15/02/2031	18.57
International Bank for Reconstruction and Development	0.4	15/01/2021	15/02/2032	186.92
International Bank for Reconstruction and Development	1.0	15/01/2021	15/02/2032	181.25
International Bank for Reconstruction and Development	1.1	23/03/2022	15/08/2035	14.09
International Bank for Reconstruction and Development	1.1	31/10/2022	15/02/2036	11.87
International Bank for Reconstruction and Development	1.0	19/01/2024	15/07/2033	0.65
International Bank for Reconstruction and Development	1.1	08/05/2024	01/04/2039	350.00
Corporación Andina de Fomento	7.0	15/09/2016	15/09/2028	94.64

Corporación Andina de Fomento	0.4	04/05/2020	04/05/2032	35.71
Corporación Andina de Fomento	6.2	17/11/2023	17/11/2035	275.00
Corporación Andina de Fomento	1.9	17/11/2023	17/11/2035	100.08
Corporación Andina de Fomento	1.9	23/02/2024	23/02/2036	274.28
Corporación Andina de Fomento	2.2	23/02/2024	23/08/2036	100.38
Cassa Depositi e Prestiti	0.1	09/09/2005	09/09/2043	13.18
Cassa Depositi e Prestiti	0.1	02/12/2005	20/02/2047	12.99
Bank of China	0.0	04/09/2006	31/12/2026	0.53
Fondo Internacional de Desarrollo Agrícola	5.0	23/07/2014	16/05/2033	1.44

Total Direct Loans				5,524

(1)	Direct loans refer to external loans where the contractual debtor is the Central Government.
(2)	Totals may differ due to rounding.

Table 3: Government Debt Securities

(in millions of US$)

					Of Which:
Security:	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2024	Domestic Debt (with residents)	Domestic Debt (with public sector)	External Debt (non-residents)
Nominal-wage (UR/UP) Bond	Various	Various	Various	7,589.7	6,885.3	704.3	0.0
Nominal Peso Treasury Notes	7.5%	08/18/21	08/18/25	701.1	616.4	55.6	29.2
CPI-linked Treasury Notes	Various	Various	Various	4,093.8	3,421.0	672.6	0.1
JPY Bono Global 2026	0.67%	12/09/2021	12/09/2026	2.5	0.0	0.0	2.5
JPY Bono Global 2028	0.84%	12/09/2021	12/09/2028	3.8	0.0	0.0	3.8
JPY Bono Global 2031	1.0%	12/09/2021	12/09/2031	2.5	0.0	0.0	2.5
JPY Bono Global 2036	1.32%	12/09/2021	12/09/2036	72.6	0.0	0.0	72.6
JPY Bono Global 2027	1.41%	12/06/2024	12/13/2027	188.6	0.0	0.0	188.6
JPY Bono Global 2029	1.58%	12/06/2024	12/13/2029	40.8	0.0	0.0	40.8
JPY Bono Global 2031	1.68%	12/06/2024	12/12/2031	1.9	0.0	0.0	1.9
JPY Bono Global 2044	2.78%	12/06/2024	12/13/2044	63.7	0.0	0.0	63.7
USD Global Bond 2025	6.9%	09/28/2009	09/28/2025	49.2	39.8	8.2	1.2
USD Global Bond 2027	7.9%	07/15/2027	07/15/2027	22.0	0.1	0.0	21.9
USD Global Bond 2027	4.5%	10/19/2015	10/27/2027	1,377.1	546.4	50.6	780.1
USD Global Bond 2031	4.4%	01/23/2019	01/23/2031	2,074.5	511.6	117.3	1,445.5
USD Global Bond 2033	Maximum 7.875%; starting from 3.875%+1% annual until 2007	05/29/2003	01/15/2033	840.6	85.2	84.5	670.9
USD Global Bond 2034	0.05935	10/28/2022	10/28/2034	2,200.0	257.9	66.4	1,875.7
USD Global Bond 2036	7.6%	03/21/2006	03/21/2036	1,056.6	134.4	31.7	890.6
USD Global Bond 2045	4.1%	11/20/2012	11/20/2045	731.4	196.2	1.1	534.1
USD Global Bond 2050	5.1%	06/18/2014	06/18/2050	3,947.0	547.9	42.5	3,356.5
USD Global Bond 2055	5.0%	04/20/2018	04/20/2055	2,587.6	76.4	0.0	2,511.2
USD Global Bond 2060	5.25%	09/03/2024	09/10/1960	1,298.1	98.0	2.5	1,197.6
CPI-linked Global Bond 2027	4.3%	04/03/2007	09/15/2027	544.3	324.0	200.6	19.7
CPI-linked Global Bond 2028	4.4%	12/15/2011	12/15/2028	1,988.9	1,455.2	388.9	144.9
CPI-linked Global Bond 2030	4.0%	07/10/2008	07/10/1930	1,131.1	1,068.0	57.7	5.3
CPI-linked Global Bond 2037	3.7%	06/26/2007	06/26/2037	991.7	835.8	83.7	72.1
CPI-linked Global Bond 2040	0.03875	07/02/2020	07/02/2040	2,058.1	1,082.9	275.7	699.5
CPI-linked Global Bond 2045	3.4%	05/08/2024	05/16/2045	1,345.9	1,171.5	9.6	164.9
Nominal Peso Global Bond 2028	8.6%	09/15/2017	03/15/2028	579.2	303.2	18.1	258.0
Nominal Peso Global Bond 2031	8.25%	05/21/2021	05/21/2031	1,164.9	438.0	80.4	646.6
Nominal Peso Global Bond 2033	9.75%	07/11/2023	07/20/2033	1,351.6	511.9	48.0	791.7

Total Bonds(1)				40,101	20,607	3,000	16,494

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 4: Bills(1)

(in millions of US$)

					Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of December 31, 2024	Domestic Debt (with residents)	Domestic Debt (with public sector)	External Debt (with non-residents)
Banco Central bills	Various	Various	Various	8,080	7,241	641	197
Total Bills(2)	Various	Various	Various	8,080	7,241	641	197

(1)	Face value.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Table 5: Central Government Guaranteed Multilateral Debt

(in millions of US$)

				Amount outstanding
Lender	Interest Rate	Issue Date	Final Maturity	as of December 31, 2024
Interamerican Development Bank	2.04	17/04/2009	17/04/2034	17.26
Interamerican Development Bank	2.04	09/03/2009	09/03/2034	18.72
Interamerican Development Bank	2.21	22/11/2011	22/11/2036	11.43
Interamerican Development Bank	1.21	10/12/2012	10/12/2037	5.32
Interamerican Development Bank	1.21	10/12/2012	10/12/2037	17.71
Interamerican Development Bank	13.23	28/07/2015	15/09/2037	118.11
Interamerican Development Bank	1.21	13/02/2015	13/02/2040	36.50
Interamerican Development Bank	1.21	13/02/2015	15/01/2040	24.69
Interamerican Development Bank	1.21	13/11/2023	13/05/2048	1.00
International Bank for Reconstruction and Development	1.04	07/03/2013	15/02/2035	25.37
Corporación Andina de Fomento	5.31	22/06/2021	22/06/2039	240.00
Corporación Andina de Fomento	2.82	31/10/2022	22/06/2039	65.80
Corporación Andina de Fomento	0.43	17/12/2012	17/12/2027	13.27
Corporación Andina de Fomento	0.43	20/06/2016	20/06/2026	1.84
Corporación Andina de Fomento	5.81	09/06/2017	11/06/2035	22.50
Fonplata	0.43	17/11/2015	17/11/2030	18.96
Fonplata	1.99	14/03/2019	15/03/2034	43.18
Fonplata	1.50	31/08/2023	31/08/2043	40.00
Fonplata	1.50	02/01/2024	31/08/2043	17.24
Fonplata	1.50	09/04/2024	09/04/2043	26.00
Fonplata	1.50	08/10/2024	08/10/2043	1.52
Kreditanstalt Fur Wieteraufbau	3.60	14/03/2013	30/12/2027	21.00
Kreditanstalt Fur Wieteraufbau	2.18	07/08/2014	02/07/2029	28.09
Natexis	2.00	14/06/1991	31/03/2027	0.17
BID - Invest	7.92	09/21/2021	10/15/2043	56.09
IMF(1)	3.16	18/11/1986	31/12/2053	918.80

Total Guaranteed Multilateral Debt				1,791

(1)	Special Drawing Rights.

Source: Banco Central.

Table 6: Other External Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2024
Commercial Creditors	US$	313
Banco Central: Other External Debt		0

Total Other External Debt	US$	313

Source: Banco Central.

Table 7: Other Domestic Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2024
Deposits Net of Credits	US$	1,389
Non-financial Public Sector	US$	910
Credits		910
Banco Central		479
Credits		205
Deposits		273
Other Debt	US$	1,056

Total Other Domestic Debt(1)	US$	2,446

(1)	Totals may differ due to rounding.

Source: Banco Central.